Exhibit 99.7

British Columbia | StrongerBC

BUDGET 2025

STANDING STRONG FOR B.C.

BUDGET AND FISCAL PLAN | 2025/26 – 2027/28

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Budget and Fiscal Plan

2025/26 – 2027/28

March 4, 2025

National Library of Canada Cataloguing in Publication Data
British Columbia.
Budget and Fiscal Plan. –- 2002/03/2004/05-
Annual

Also available on the Internet.
Continues: British Columbia. Ministry of Finance and
Corporate Relations. Budget ... reports. ISSN 1207-5841
ISSN 1705-6071 = Budget and Fiscal Plan — British Columbia.
1. Budget — British Columbia — Periodicals. 2. British
Columbia — Appropriations and expenditures — Periodicals.
I. British Columbia. Ministry of Finance. II. Title.
HJ12.B742 352.48’09711’05 C2003-960048-3

Budget and Fiscal Plan 2025/26 to 2027/28 March 4, 2025	| TABLE OF CONTENTS

Attestation by the Secretary to Treasury Board

Summary	1

Part 1: Three Year Fiscal Plan
Introduction	5
Expense	7
Consolidated Revenue Fund Spending	7
Strengthening Health Care and the Services People Rely On	7
Building a Stronger Economy that Works for all British Columbians	12
Reducing Costs for Families	14
Making Neighbourhoods and Communities Safer	16
BC Public Service	18
Spending Recovered from Third Parties	18
Transfers to Service Delivery Agencies	19
Service Delivery Agency Spending	19
Revenue	24
Major Revenue Sources	26
Capital Spending	32
Taxpayer-Supported Capital Spending	32
Projects Over $50 Million	41
Provincial Debt	50
Risks to the Fiscal Plan	53

Topic Box:
Fiscal Sustainability	20

Tables:
1.1 Three Year Fiscal Plan	5
1.2.1 Strengthening Health Care and the Services People Rely On	7
1.2.2 Building a Stronger Economy	13
1.2.3 Reducing Costs for Families	14
1.2.4 Making Neighbourhoods and Communities Safer	16
1.3 Expense by Ministry, Program and Agency	22
1.4 Revenue by Source	23
1.5.1 Comparison of Major Factors Underlying Revenue	25
1.5.2 Corporate Income Tax Revenue	26
1.5.3 Sales Tax Revenue	26
1.5.4 Federal Government Contributions	30
1.6 Capital Spending	32

Budget and Fiscal Plan - 2025/26 to 2027/28	| i

1.7 Provincial Transportation Investments	38
1.8 Capital Expenditure Projects Greater Than $50 Million	44
1.9 Provincial Debt Summary	50
1.10 Provincial Borrowing Requirements	52
1.11 Provincial Debt Changes	52
1.12 Key Fiscal Sensitivities	53

Part 2: Tax Measures
Tax Measures – Supplementary Information	60

Tables:
2.1 Summary of Tax Measures	59

ii |	Budget and Fiscal Plan - 2025/26 to 2027/28

Part 3: British Columbia Economic Review and Outlook
Summary	67
British Columbia Economic Activity and Outlook	68
Labour Market	69
Demographics	71
Consumer Spending and Inflation	72
Housing	74
Business and Government	77
External Trade and Commodity Markets	78
Risks to the Economic Outlook	80
External Outlook	81
United States	81
Canada	84
Asia	86
Europe	87
Financial Markets	88
Interest Rates	88
Exchange Rate	89

Tables:

3.1 British Columbia Economic Indicators	68
3.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	83
3.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	85
3.4 Private Sector Canadian Interest Rate Forecasts	89
3.5 Private Sector Exchange Rate Forecasts	90
3.6.1 Gross Domestic Product (GDP): British Columbia	91
3.6.2 Selected Nominal Income and Other Indicators: British Columbia	92
3.6.3 Labour Market Indicators: British Columbia	92
3.6.4 Major Economic Assumptions	93

Topic Boxes:
The Economic Forecast Council, Budget 2025	94
Potential Impacts of U.S. Tariffs on B.C.’s Economy	98
Responding to U.S. Tariffs	104

Budget and Fiscal Plan - 2025/26 to 2027/28	| iii

Part 4: 2024/25 Updated Financial Forecast (Third Quarterly Report)
Introduction	107
Revenue	109
Expense	109
Contingencies	110
Government Employment (FTEs)	110
Provincial Capital Spending	111
Provincial Debt	112
Risks to the Fiscal Forecast	113
Supplementary Schedules	113

Tables:

4.1 2024/25 Forecast Update	107
4.2 2024/25 Financial Forecast Changes	108
4.3 2024/25 Capital Spending Update	111
4.4 2024/25 Provincial Debt Update	112
4.5 2024/25 Operating Statement	113
4.6 2024/25 Expense by Ministry, Program and Agency	114
4.7 2024/25 Revenue by Source	115
4.8 2024/25 Expense by Function	116
4.9 2024/25 Capital Spending	117
4.10 2024/25 Provincial Debt	118
4.11 2024/25 Statement of Financial Position	119

Appendix	121

iv |	Budget and Fiscal Plan - 2025/26 to 2027/28

March 4, 2025

As required by Section 7(1)(d) of the Budget Transparency and Accountability Act, I confirm that Budget 2025 contains the following elements:

●	Fiscal forecasts for 2025/26 to 2027/28 (see Part 1) and economic forecasts for 2025 to 2029 (see Part 3).

●	A report on the advice received from the Economic Forecast Council (EFC) in January 2025 (updated in February 2025) on the economic growth outlook for British Columbia, including a range of forecasts for 2025 and 2026 (see Part 3, page 94).

●	Material economic, demographic, fiscal, accounting policy, and other assumptions and risks underlying Budget 2025 economic and fiscal forecasts. In particular:

−	British Columbia’s economic outlook is impacted by changes to the federal government’s immigration policies and uncertainty surrounding restrictive global trade policies. Growth assumptions for the province’s major trading partners are therefore prudent to incorporate heightened uncertainty and risks related to the threat of U.S. tariffs. The Budget 2025 economic projections for British Columbia are within the range of the outlook provided by the Economic Forecast Council.

−	The economic forecast incorporates the estimated effect of some fiscal policy measures announced in Budget 2025, and the full budget policy measures will be incorporated in the updated economic forecast in the First Quarterly Report. This practice reflects that budget policy measures are generally not finalized while the economic forecast is being developed.

−	The corporate income tax revenue forecast is based on projections for national corporate taxable income provided by the federal government. Income tax revenues do not include the potential impacts of a federal tax measure to increase the taxable capital gains inclusion rate due to uncertainty of its ultimate implementation.

−	Natural gas royalty forecasts continue to adopt a lower natural gas price forecast compared to the private sector average in order to maintain prudence against volatility.

−	The fiscal plan includes three-year financial projections for school districts, post-secondary institutions and health authorities, based on plans submitted by those entities to the Ministries of Education and Child Care, Post-Secondary Education and Future Skills, and Health, respectively, and for other service delivery agencies and commercial Crown corporations.

−	The fiscal plan includes Contingencies Vote estimates of $4 billion in each year of the fiscal plan for which spending requirements cannot be estimated with certainty. These reflect funding set aside for uncertain or unforeseen matters, future initiatives, caseload pressures, and new collective bargaining mandate costs. The fiscal plan includes expenditure management targets of $300 million in 2025/26, $600 million in 2026/27, and $600 million in 2027/28. The fiscal plan does not include the provision of a forecast allowance.

Budget 2025 and the three-year fiscal plan reflect directions and decisions of Cabinet, Treasury Board and the Minister of Finance.

To the best of my knowledge, Budget 2025 and the three-year fiscal plan conforms to the standards and guidelines of generally accepted accounting principles for senior governments as outlined in Note 1 of the 2023/24 Public Accounts.

I thank the staff in government ministries and agencies for their contributions to this document. I especially acknowledge and thank staff in the Ministry of Finance, whose professionalism, commitment and expertise were essential to the completion of this Budget and Fiscal Plan.

Douglas S. Scott
Deputy Minister and Secretary to Treasury Board

Budget and Fiscal Plan - 2025/26 to 2027/28

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SUMMARY   |   BUDGET AND FISCAL PLAN - 2025/26 to 2027/28

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2024/25	2025/26	2026/27	2027/28
Revenue	82,868	84,003	85,715	88,165
Expense	(92,003)	(94,915)	(95,918)	(98,028)
Deficit	(9,135)	(10,912)	(10,203)	(9,863)

Capital Spending:
Taxpayer-supported capital spending	11,348	15,374	15,754	14,735
Self-supported capital spending	4,622	4,828	4,628	4,592
Total capital spending	15,970	20,202	20,382	19,327

Provincial Debt:
Taxpayer-supported debt	97,711	118,719	143,412	166,479
Self-supported debt	35,305	37,913	40,300	42,351
Total debt	133,016	156,632	183,712	208,830

Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	22.9%	26.7%	30.9%	34.4%
Interest bite (cents per dollar of revenue)	4.3	4.9	5.8	6.9

Economic Forecast:	2024	2025	2026	2027
Real GDP growth	1.2%	1.8%	1.9%	1.9%
Nominal GDP growth	4.1%	4.3%	4.3%	4.2%

Standing Strong for BC

Budget 2025 is being released in a time of unprecedented uncertainty and significant economic and fiscal risk posed by the ongoing threat of U.S. tariffs. The potential impacts of tariffs on jobs, businesses, communities and people throughout British Columbia are significant. Budget 2025: Standing Strong for BC is a plan to secure a brighter future by building on the province’s strengths. It’s focused on growing a stronger economy by building major projects, attracting investment and good-paying jobs, and protecting the public services people rely on.

The budget prioritizes investments that strengthen health care and protect frontline services, deliver homes people can afford and build up B.C.’s critical infrastructure with investments in roads, bridges and transit that keep people and our economy moving. Budget 2025 recognizes the importance of achieving a path to balance over the longer term while ensuring government is providing the services people rely on. It manages finances closely by limiting new spending to critical service needs and includes expenditure management targets through administrative and operational efficiencies. The Province continues to build prudence into its fiscal plan, including $4 billion in annual Contingencies allocations for emergent and unknown costs.

Strengthening and Protecting the Services People Rely On

Government is committed to protecting the important health, education and social services that British Columbians rely on. Budget 2025 provides nearly $7.7 billion more over three years to deliver services that are fundamental in supporting the long-term prosperity and quality of everyday life in British Columbia.

This includes $4.2 billion for health services to continue to increase capacity across the health system, including expanding access to family doctors, seniors care, mental health and addictions supports and primary and acute care services.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 1

Summary

The budget also provides $370 million, over three years, to support kindergarten to grade 12 education students in B.C. schools. To continue to advance reconciliation and cultural revitalization, Budget 2025 provides $45 million over three years in new, stable funding for the First Peoples’ Cultural Council to support First Nations-led language and culture preservation initiatives. There is also $3.0 billion more over three years for critical social services for children and youth who need support, to address increased demand for income and disability assistance and services delivered by Community Living BC.

Building a Stronger Economy

Budget 2025 provides $172 million over the fiscal plan for new stable investments to help ensure the resilience of local economies, support sustainable economic growth and to maintain and improve goods movement and access to communities. The budget provides $30 million more over three years to continue and expand the Integrated Marketplace Initiative which supports new and emerging BC-based technologies and supports local jobs by finding commercial partners to test and grow new products. There is also $95 million for critical highway and bridge maintenance which supports good-paying jobs and the safe and efficient movement of commercial traffic and the travelling public. There is $47 million to support community transportation networks provided by BC Transit to support continued growth in ridership levels and continue to provide affordable public transportation to workers and families. Budget 2025 also includes tax measures that support economic growth through new or expanded tax credits for businesses that invest in B.C., including for the creative sector and the mineral sector.

Reducing Costs for Families

The budget funds new targeted measures to help reduce costs for British Columbians. This includes $410 million in 2024/25 for a new 2025 ICBC Rebate of $110 for eligible policy holders. The Province will also maintain the basic auto insurance rates through to March 31, 2026, marking six years in a row with no basic rate increases to keep rates affordable for British Columbians. Budget 2025 also provides new measures to address housing affordability including introducing new speculation and vacancy tax rates to ensure residential properties are used as homes rather than investments. The budget includes $318 million more over three years to deliver more middle-income rental homes, faster, through the BC Builds program. Additionally, there is $375 million over three years to enhance and expand access to rental supplements for lower income families and seniors. These changes are expected to nearly double the number of families receiving supports from around 3,200 to almost 6,000 families. It will also mean that an estimated 25,000 seniors, on average, will see a nearly 30 per cent increase to their monthly supports.

Making Neighbourhoods and Communities Safer

Government is investing $325 million more over three years to help improve community safety through various housing, public safety and justice programs and initiatives. This includes $90 million more for the HEART and HEARTH programs that provide a range of support services for people, and shelter and housing options to help people move inside and resolve encampments in communities. Funding of $235 million over three years will support community safety initiatives including programs to address repeat violent offending, strengthen intervention services and connect people to the supports and treatment they need. Through Budget 2025, Government is launching a new Community Safety and Targeted Enforcement Program to specifically target robbery, shoplifting, theft and property-related offenses by providing police with enhanced tools and resources to curb these crimes. There is also new funding to improve capacity and access to justice. This includes new funding for the courts, policing, virtual bail, the BC Coroners Services, victim services and to expand training capacity for police recruits by 50 per cent from 192 to 288 officers per year.

2 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Summary

Delivering Critical Infrastructure

Budget 2025 includes significant capital commitments in the health, transportation, housing and education sectors. Taxpayer-supported infrastructure spending is forecast to be $45.9 billion over the three-year fiscal plan. This is anticipated to support 180,000 good-paying direct and indirect jobs over three years.

Capital spending of self-supported Crown corporations is expected to total $14.0 billion over three years, relating primarily to electrical generation, transmission and distribution projects.

Economic Outlook

B.C.’s economy experienced moderate growth in 2024 amid relatively high interest rates, persistent price pressures and ongoing global economic uncertainty. Looking ahead, lower population growth resulting from changes to the federal government’s immigration policies is expected to moderate the labour market and consumer spending. Meanwhile, B.C. and many of its top trading partners are facing heightened uncertainty surrounding restrictive global trade policies, particularly from the threat of U.S. tariffs. Despite ongoing global uncertainty, B.C.’s diverse economy helps place the province in a relatively better position to withstand these economic challenges compared to other provinces.

Given the evolving and fluid situation, implementation of U.S. tariffs and Canada’s response are not incorporated into the Budget 2025 economic outlook. Instead, increased risk and uncertainty from restrictive global trade policies are reflected in lower growth assumptions for many of B.C.’s trading partners compared to private sector projections. For more information on the potential impact of U.S. tariffs on B.C.’s economy, a scenario has been developed based on government announcements as of February 4, 2025 and those details can be found in the topic box on page 98.

It is estimated that the B.C. economy expanded by 1.2 per cent in 2024. Looking ahead, economic growth is forecast to increase to 1.8 per cent in 2025 and then by 1.9 per cent in 2026. Modest growth is expected through the forecast horizon, reflecting lower population growth from the federal government’s 2025-2027 Immigration Levels Plan and trade uncertainty. As the economy adjusts to these factors, economic growth is expected to improve over the medium-term, supported by steady employment and wage growth, gains in consumer spending and higher exports. Over the medium-term (2027 to 2029), real GDP growth is expected to average 2.1 per cent annually. Overall, the Budget 2025 near-term forecast for B.C. real GDP growth matches the average outlook provided by the Economic Forecast Council (EFC), while the medium-term outlook is within the range provided by the EFC.

Budget 2025 Economic Forecast

B.C. real GDP (annual per cent change)

Sources: B.C. Ministry of Finance; Economic Forecast Council range (low/average/high of Economic Forecast Council).

Debt Affordability

B.C.’s taxpayer-supported debt at the end of 2024/25 is forecast to be $97.7 billion, which is $9.1 billion higher than forecast in Budget 2024, and taxpayer‑supported debt‑to‑GDP is estimated at 22.9 per cent this year, compared to 21.0 per cent forecasted in the last budget.

The debt level is expected to increase over the fiscal plan period to finance the operating and capital investment needs of the Province, with taxpayer‑supported debt forecast to reach $166.5 billion by 2027/28. B.C.’s debt levels remain affordable compared to other jurisdictions.

Debt Affordability Among Provinces

* Net-liabilities to GDP is used for inter-provincial comparison due the availability of public information. Figures were sourced from each jurisdiction’s latest fiscal or economic update published from October 2024 through December 2024. B.C. figures are based on the Budget 2025 forecast.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 3

Summary

B.C.’s debt servicing costs remain at low levels compared to other jurisdictions. A common metric of financing affordability is the “interest bite,” representing the taxpayer-supported interest costs as a percentage of provincial government revenue, which is estimated at 4.3 cents per dollar in 2024/25 and expected to be 6.9 cents per dollar of revenue by 2027/28.

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

●	Heightened challenges surrounding restrictive global trade policies, particularly from ongoing U.S. tariff uncertainty;

●	Ongoing uncertainty regarding immigration levels and population growth;

●	The degree to which persistent price pressures and monetary policy affect economic activity, inflation, government revenues, program costs, interest rates and borrowing costs;

●	Weaker global economic activity and ongoing geopolitical conflicts, which contribute to the potential volatility in the economic and fiscal outlooks;

●	Increased costs and demands for government services, such as health care, social programs or recovery from climate-related disasters; and

●	Changes in timing of capital projects and related spending, which may be influenced by several factors, such as market conditions and weather.

To mitigate against unexpected and unknown costs, the Contingencies Vote includes allocations of $4 billion in each year of the fiscal plan. This includes funding to address caseload pressures, cost increases related to a new collective bargaining mandate and emerging priorities. Budget 2025 does not include the provision of a forecast allowance.

Conclusion

Budget 2025 helps BC stand strong together in the face of uncertainty by protecting the services people rely on, investing in B.C.’s economic growth to support good jobs for people and by managing the Province’s fiscal plan over the longer term in response to global trade risks. This includes priority new funding for health, education and social services. It also provides targeted investments to strengthen the economy, reduce costs for families, and make our neighbourhoods and communities safer. The Province is committed to working with people, businesses, First Nations and communities through these challenging times to build a stronger B.C. together.

4 |	Budget and Fiscal Plan - 2025/26 to 2027/28

PART 1   |   THREE YEAR FISCAL PLAN

Table 1.1 Three Year Fiscal Plan

($ millions)	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28
Revenue	82,868	84,003	85,715	88,165
Expense	(92,003)	(94,915)	(95,918)	(98,028)
Deficit	(9,135)	(10,912)	(10,203)	(9,863)
Capital spending:
Taxpayer-supported capital spending	11,348	15,374	15,754	14,735
Self-supported capital spending	4,622	4,828	4,628	4,592
Total capital spending	15,970	20,202	20,382	19,327
Provincial Debt:
Taxpayer-supported debt	97,711	118,719	143,412	166,479
Self-supported debt	35,305	37,913	40,300	42,351
Total debt	133,016	156,632	183,712	208,830
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	22.9%	26.7%	30.9%	34.4%
Interest bite (cents per dollar of revenue)	4.3	4.9	5.8	6.9

Introduction

Budget 2025 maintains key investments made over recent budgets to help build a stronger, more secure B.C. for everyone. Budget 2025 invests $9.9 billion more in operating funding across the fiscal plan to support key public services in the areas of health, education, and social services, while taking steps to manage finances closely through expenditure management targets. Projected deficits decline over the fiscal plan period from $10.9 billion in 2025/26 to $9.9 billion in 2027/28, and debt metrics are expected to increase but remain affordable relative to our peers. Government is maintaining key investments during a time of economic uncertainty to help people with costs and protect housing, health and education services relied upon by British Columbians.

Government’s consolidated operating expense totals $94.9 billion in 2025/26, $95.9 billion in 2026/27 and $98.0 billion in 2027/28. The Contingencies Vote includes $12 billion over the three-year fiscal plan for spending uncertainties related to new and existing programs and unforeseen events. The fiscal plan also includes targeted spending savings over the three-year period resulting from expenditure management initiatives and program reviews. The revenue forecast rises from $84.0 billion in 2025/26 to $88.2 billion in 2027/28, with modest growth incorporating increased risk and uncertainty due to the threat of U.S. tariffs included in the economic forecast, year-to-date information, and natural-resource activity and commodity price expectations.

Capital spending on schools, post-secondary facilities, housing, health care facilities, highways, bridges, and other taxpayer-supported infrastructure, is expected to be $45.9 billion over the three-year fiscal plan period. Self-supported capital spending by commercial Crown corporations is estimated at $14.0 billion over the next three years, mainly for electric generation and transmission projects. These commercial investments will support future growth while contributing to a clean and inclusive economy.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 5

Three Year Fiscal Plan

Government’s operating funding initiatives are discussed in the expense section starting on page 7. Details on the government’s revenue forecasts are provided in the revenue section, starting on page 24. The capital investments section begins on page 32, which is followed by the debt section on page 50 and a discussion on the risks to the fiscal plan on page 53.

Government remains committed to incorporating Gender Based Analysis (GBA+) into its policy and budget processes. Since 2018, the Province has used GBA+ to ensure that comprehensive, evidence-based policy advice is provided to decision makers to achieve better results for all British Columbians. Budget 2025 uses GBA+ analysis to monitor economic trends and inform all spending and tax decisions. This analytical tool helps to assess the effect of different spending or tax measures on different groups, including people of different genders, incomes, ethnicities, geographic locations, ages, abilities, or sexual orientations.

Budget 2025 continues to support the Province’s commitment to diversity, inclusion and equity. This includes investments that support education, housing and preservation of the First Nations’ languages as discussed throughout the Expense section starting on page 7. Budget 2025 also provides support through tax exemptions as discussed in Part 2 - Tax Measures, starting on page 59.

Government remains committed to meaningful reconciliation with Indigenous Peoples, as enshrined in the Declaration on the Rights of Indigenous Peoples Act. Budget 2025 also supports equitable opportunities for First Nations participation, partnerships and shared prosperity in projects within and across their respective territories in B.C., and in a wide range of sectors. This will help facilitate the First Nations path of self-determination in meaningful participation in economic opportunities.

6 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Expense

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (core government) planned spending over the fiscal plan period is $83.7 billion in 2025/26, $86.0 billion in 2026/27, and $88.1 billion in 2027/28 as shown in Table 1.3 on page 22. The fiscal plan includes expenditure management targets of $300 million in 2025/26, $600 million in 2026/27, and $600 million in 2027/28. To mitigate against unexpected and unknown costs, the Contingencies Vote includes allocations of $4.0 billion in each year of the fiscal plan. This includes funding to address caseload pressures, compensation increases related to a new collective bargaining mandate and emerging priorities.

Budget 2025 includes incremental expenses of $9.9 billion across the three-year fiscal plan primarily to support key public services such as health, education and social services. This increase also includes $1.5 billion, over three years, to ministry budgets for the final compensation adjustments pursuant to the Shared Recovery Mandate. Government is also making targeted investments to help reduce costs, deliver more homes faster and support critical infrastructure needs such as hospitals, schools and transit systems. Funding decisions are underpinned by government’s commitment to continue working toward true and meaningful reconciliation by supporting opportunities for Indigenous Peoples to be full partners in the inclusive and sustainable province we are building together.

Strengthening Health Care and the Services People Rely On

Investing to strengthen health care, education and social services helps to support long-term prosperity and quality of everyday life in British Columbia. Budget 2025 makes significant new investments to protect these fundamental services that benefit all British Columbians. With record population increases in the last few years, and an already aging demographic, government is investing nearly $7.7 billion more over three years for the health, education and social services sectors. These sectors will also receive nearly $1 billion more over three years for compensation-related increases under the Shared Recovery Mandate which supports doctors, nurses, teachers, social service providers and other health and education support staff.

Table 1.2.1 Strengthening Health Care and the Services People Rely On

($ millions)	2025/26	2026/27	2027/28	Total
Health, mental health and addictions care	1,146	1,064	2,036	4,246
K-12 education	105	132	132	370
Preserving First Nations' languages and culture	15	15	15	45
Children and youth in care and alternative care	258	282	282	821
Supporting children and youth with support needs	54	59	59	172
Income, disability and supplementary assistance	366	540	721	1,627
Community Living BC	127	127	127	380
Total	2,070	2,219	3,371	7,661

Tables may not sum due to rounding

Budget and Fiscal Plan - 2025/26 to 2027/28	| 7

Three Year Fiscal Plan

Health Care Services

Government continues to prioritize strengthening health care, with actions underway to expand access to family doctors and recruit and train more health professionals to ensure every British Columbian can access the care they need, no matter where they live. Since the pandemic, government has been taking action to strengthen the health system and address resource shortages. This includes strategies introduced in 2022 to attract and retain more family physicians through a new Longitudinal Family Practice Payment Model, and implementation of initiatives through the Health Human Resource Strategy to recruit, train and retain more health care workers.

Primary Care and Health Sector Capacity

Budget 2025 provides over $4.2 billion more over three years to improve the quality of health care services, enhance patient outcomes, increase capacity in the health care system, and support the growing demand for services. New funding provides additional supports across the full range of health services, including primary and acute care services, long-term care and community care services, mental health and addictions care, and services through other service delivery organizations or agencies. This includes $443 million over the fiscal plan to strengthen primary care and to continue progress on connecting people with family doctors and nurse practitioners.

New funding also includes more than $870 million over three years to support the opening and operation of new or renovated hospitals and health care facilities. Examples include the new St. Paul’s Hospital in Vancouver, the Royal Columbian Hospital redevelopment in New Westminster, the Mills Memorial Hospital replacement in Terrace and Royal Inland Hospital enhancements in Kamloops. These investments expand access to quality health care services and support meaningful health outcomes for British Columbia’s population.

Home and Community Care Services for Seniors

As committed to through Budget 2024, targeted funding for home and community care for seniors will increase from $45 million in 2024/25, to $146 million in 2025/26 and $163 million in 2026/27 and ongoing. Investments in home care improves seniors’ quality of life by enabling them to live safely in their own homes for longer, and increases capacity in other parts of the health care system.

Funding will support home health services to help seniors and people experiencing short- or long-term disability, to manage their health care needs and remain living at home, as well as community-based seniors services such as Better at Home. This program supports seniors with day-to-day tasks such as grocery shopping, light housekeeping, minor home repairs, snow shovelling and transportation to and from medical appointments.

8 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Mental Health and Addictions

Government has made significant new investments in mental health and addictions support services throughout B.C. In Budget 2023, government set out more than $1.0 billion in new operating and capital funding over three years to support people living with mental health or addiction challenges and connect them to the care they need. This included funding to support services ranging from withdrawal management to treatment, recovery and aftercare, as well as crisis response teams and initiatives to help save lives and respond to the toxic drug crisis. Government continues to support the ongoing operations of over 3,600 treatment and recovery beds at over 300 health authority and community care facilities.

Budget 2025 provides more than $500 million over the fiscal plan to support and sustain addictions treatment and recovery programs established through previous budgets. This includes Road to Recovery, Foundry, supports for children and youth and Indigenous- led treatment, recovery and aftercare services. The Province continues work to support people with concurrent mental-health and addiction challenges, including secure and dignified care for people under the Mental Health Act, as well as secure treatment within the BC Corrections system.

Budget 2025 builds on significant health and mental health care investments since 2017/18 as shown in Chart 1.1.1.

Chart 1.1.1 Investing In Health and Mental Health Care

Note: Actual and forecast costs include expenses incurred through the Ministry of Health and former Ministry of Mental Health and Addictions; Budget and Plan costs represent the Ministry of Health base budget

Budget and Fiscal Plan - 2025/26 to 2027/28	| 9

Three Year Fiscal Plan

In addition to significant operating investments across the health sector, capital investments of $15.5 billion are projected over the next three years to continue to deliver the infrastructure needed to help strengthen the health care system. This includes funding to support the construction of a new acute care tower at the University Hospital of Northern BC; a new Surrey hospital and BC Cancer Centre; new long-term care facilities beginning construction in Chilliwack, Kelowna and Squamish; and cancer care facilities in Nanaimo and Kamloops. More detailed information on health care capital investments can be found starting on page 35.

Investing in K-12 Education

Investing in students in British Columbia is essential to building a strong economy for today and tomorrow. Government continues to invest in kindergarten to grade 12 education to give students the supports, services and an inclusive learning environment they need to succeed. This includes building more schools and additions across fast-growing communities like Surrey, Langley and Richmond.

The budget also provides $370 million, over three years, to support kindergarten to grade 12 students in B.C. schools. The new investment provides additional funding to the Classroom Enhancement Fund which supports additional teachers, including special education teachers, and teacher psychologists and counsellors to support the growing number of students with special needs to ensure all students have the best opportunity for success. This also includes $17 million for First Nations Reciprocal Tuition related to students attending First Nations schools, and $30 million in funding for independent schools under the Independent School Act and regulations.

Additionally, the Province’s capital plan includes $4.6 billion over the next three years to build, renovate and seismically upgrade schools and playgrounds throughout B.C.

The plan includes $392 million for prefabricated school addition projects in sixteen school districts. This will rapidly create 261 new classrooms, the equivalent of 6,485 new seats for communities experiencing high enrolment growth, with more projects to be announced in 2025/26. Through the use of innovative, modern building methods, the province has already been able to deliver additions totaling more than 1,000 seats, with new projects underway in Surrey, Richmond, Coquitlam and Langley. Further details on the education capital investments are on page 33.

Preserving First Nations’ Languages and Culture

Budget 2025 continues to advance reconciliation and cultural revitalization with $45 million over three years, in new, stable funding to the First Peoples’ Cultural Council. This nearly doubles the Province’s previous annualized investments for important First Nations-led programming. Within this allocation, $36 million will be dedicated to critical language preservation and revitalization to help meet the growing demand for language instruction and importantly, support learners as well as jobs for expert speakers, particularly Elders and First Nations women. Advancing reconciliation, implementing the Declaration on the Rights of Indigenous Peoples Act and working in partnership with First Nations rights-holders to advance shared interests is essential to the province’s economic prosperity, and enhanced language investments are critical to these efforts.

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Help for People Who Need Care and Support

Children and Youth in Care and Alternative Care

Government is committed to ensuring children and youth, whose parents are unable to care for them, receive the services and support they need. Budget 2025 provides $821 million over three years to support children in government care or who are placed in alternative care (or out-of-care) arrangements with a family member or someone with an established relationship or cultural connection.

Children and youth in care programs support foster care, specialized homes and support services, the independent living program and care under these categories supported by Indigenous Child and Family Service Agencies. Government prioritizes alternatives to care, including keeping children with kin, where appropriate, as they have demonstrated better outcomes for children and youth, when compared to in care arrangements.

Children and Youth with Support Needs

Government continues to work with families and advocates to strengthen supports for children with various support needs. Budget 2025 provides $172 million more over the fiscal plan to support more children and youth with an autism diagnosis, as well as families accessing medical benefits for children and youth with severe disability or complex health care needs. Autism funding helps pay for eligible services or supports that promote skill development for children with autism. New funding will provide over 2,700 more children with access to supports, bringing the estimated total in 2025/26 to nearly 30,400 children and youth.

Income and Disability Assistance

Budget 2025 provides more than $1.6 billion over three years to support increased demand for income, disability and supplementary assistance due in part to population growth. There are approximately 253,000 people who receive income, disability and supplementary assistance. Supplementary assistance includes the Senior’s Supplement, the Bus Pass and Transportation Supplement for persons with disabilities, supports such as the crisis supplement, counselling, school start up and health supplements for dental, diet and medical equipment and supplies.

Community Living BC

Community Living BC provides supports and services to over 29,000 adults with developmental disabilities, as well as individuals who have a diagnosis of Autism Spectrum Disorder or Fetal Alcohol Spectrum Disorder and who need support managing daily activities.

Budget 2025 provides additional funding of $380 million over three years to support growth in demand for clients served by Community Living BC.

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Three Year Fiscal Plan

Building a Stronger Economy that works for all British Columbians

With continued uncertainty from U.S. tariff threats, British Columbians are increasingly concerned about the security of their jobs and the economic sustainability of their communities. Government has been working to attract increased investment, support resource development, prepare and train a skilled workforce, mitigate against the impacts of climate change and enable strong economic partnerships between First Nations and businesses.

B.C. has been a leader in supporting a more diversified and inclusive economy where all British Columbians can thrive. The Province has made investments that support industry by expediting permit approvals in mining and achieving efficiencies in other land-based permitting processes. Through the BC Manufacturing Jobs Fund, government is helping B.C. companies to modernize, innovate and grow into sustainable, value-added business lines to make innovative use of biomaterials. For example, through this fund Mercer Mass Timber has upgraded its facility in Okanagan Falls to support local jobs, enhance production by 25 per cent and improve the quality of its finished products.

The Province has also made significant investments to help thousands of people get the skills they need to succeed in a changing economy and help close the skills gap many businesses are facing. Since Budget 2023, the Province has committed over $700 million to support the Future Ready Action Plan to build a strong, secure, and sustainable economy that works for everyone. Key actions and investments include improving access to post-secondary education by expanding grants and scholarships, creating more tech seats and increased student loan maximums. Recent investments also support government commitments under the Declaration Act Action Plan to address and recognize Indigenous Peoples’ workforce priorities through expanded post-secondary training and labour-market opportunities designed to boost the participation and employment security of Indigenous Peoples across the B.C. economy.

The Province has also made significant investments to mitigate the effects of climate change and reduce reliance on fossil fuels. Government has increased wildfire and emergency management capacity to protect and support communities, while proactively investing in active transportation, climate preparedness and adaptation and supporting industry, homes and buildings to reduce greenhouse gases. Government is providing $100 million over the next two years for additional rebate programming for electric heat pumps for low and moderate income households to support home owners in improving energy-efficiency.

Building on existing work underway, Budget 2025 provides over $172 million in new investments to support B.C. businesses and good jobs for people by helping improve the resilience of local economies, support innovative economic growth and to maintain and improve goods movement and access to communities.

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Table 1.2.2 Building a Stronger Economy

($ millions)	2025/26	2026/27	2027/28	Total
Integrated Marketplace Initiative	10	10	10	30
Critical highway and bridge maintenance	32	32	32	95
Maintaining BC Transit services	16	16	16	47
Total	57	57	57	172

Table may not sum due to rounding

Includes allocations funded from the Contingencies Vote

Scaling B.C. Companies through the Integrated Marketplace Initiative

Building on the success of a three-year pilot, the Province is investing $30 million over three years to continue and expand the Integrated Marketplace Initiative. The Integrated Marketplace connects sellers of emerging BC-based technologies with key buyers at test sites to validate customer use case and demonstrate early market adoption of new products and services. Sellers gain critical market validation, showcase success at test sites with international credibility and accelerate sales growth and drive job creation. The Integrated Marketplace Initiative is currently established at four sites: the Vancouver Airport Authority, Prince Rupert Port Authority, Vancouver Fraser Port Authority, and the Provincial Health Services Authority. Existing sites are focused on implementing low carbon technologies, increasing health and safety and increasing productivity and competitiveness. These sites have been successful in leveraging additional federal funding for the initiative and private investment in B.C. businesses.

Safer Highways and Sustained Transit Investments

Budget 2025 provides incremental funding of $95 million over three years for critical highway and bridge maintenance across the province. This investment is in addition to the $207 million over three years provided in Budget 2024 for the maintenance of the Province’s 47,000 kilometres of highway and more than 3,000 bridges, maintaining good-paying jobs and ensuring the safe and efficient movement of commercial traffic and the travelling public.

Budget 2025 also provides an additional $47 million over three years to support community transportation networks provided by BC Transit, to ensure reliable bus and handyDART services in 130 communities outside the lower mainland. These investments support continued growth in BC Transit ridership levels and provide affordable public transportation for workers and families.

The capital plan includes $15.9 billion in over the next three years to improve and deliver transit and transportation infrastructure for British Columbians. This includes major infrastructure investments to improve highway transportation along the Fraser Valley corridor and Lower Mainland SkyTrain expansions like the Surrey-Langley SkyTrain and Broadway Subway projects. More information on transportation infrastructure investments can be found starting on page 36.

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Three Year Fiscal Plan

Reducing Costs for Families

Since 2017, helping people with costs has been a key priority for the Province. Government has invested in lowering costs for child care and public auto insurance basic premiums, providing free prescription contraception and expanding school meals programs. Government has also expanded the BC Family Benefit, increased the minimum wage and capped the annual allowable rent increase in 2025 to inflation. However, amid global and economic uncertainty, the cost of living continues to be too high for too many. Budget 2025 will deliver a new ICBC rebate starting in April 2025, and makes targeted new investments to continue to tackle the housing affordability crisis. These new supports total $1.1 billion starting in 2024/25 and over the fiscal plan period.

Table 1.2.3 Reducing Costs for Families

($ millions)	2024/25	2025/26	2026/27	2027/28	Total
2025 ICBC Rebate	410	-	-	-	410
BC Builds	-	120	95	103	318
Enhanced rental supplements	-	75	150	150	375
Total	410	195	245	253	1,103

Tables may not sum due to rounding

Includes allocations funded from the Contingencies Vote

Lowering Costs with a 2025 ICBC Rebates

ICBC is providing a $110 rebate to eligible drivers with payments anticipated in April, 2025 – this is the fourth rebate since the Enhanced Care Model was introduced in May 2021. The payments are estimated to provide $410 million in financial relief to those British Columbians holding a Basic Insurance policy. All personal and commercial ICBC customers who had an active eligible basic insurance policy in January 2025 will receive the rebate, totaling roughly 3.7 million policies. The rebate is possible due to better-than-expected investment returns and prudent financial management in 2024/25.

Additionally, basic rates will be maintained until March 31, 2026, marking six years in a row with no increases, keeping rates more affordable for British Columbians.

Since government enacted major ICBC reforms, customers with full ICBC basic and optional coverage have received $530 in four separate rebates and saved $500 per year on their insurance with the implementation of the Enhanced Care model.

Helping People Access Homes They Can Afford

British Columbia is one of the most sought-after places to live in the world, but access to affordable housing continues to be a challenge for too many British Columbians. Government continues to take action to speed up delivery of new homes, increase the supply of middle-income housing, fight speculation and help those who need it the most.

Protecting, building and improving access to more rental homes and supports for renters remains a key priority for government. Government has taken action to end discriminatory age and rental restrictions in strata, and made rental units available by restricting short-term rentals. The Province has also protected affordable rental units through a $500 million third-party administered fund, introduced an income-tested renter’s tax credit and launched BC Builds – a program dedicated to delivering rental homes for middle-income people.

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BC Builds

BC Builds was introduced in Budget 2024 to speed up the development of new homes for middle-income working people throughout British Columbia. BC Builds uses government, community and non-profit owned land, low-cost financing and grants to lower construction costs, speed up timelines and deliver more homes that middle-income British Columbians can afford. Budget 2024 provided initial program funding of $198 million over three years including $150 million of operating and $48 million of capital funding.

Budget 2025 builds on this investment by providing $318 million more over the next three years. This funding is supported by continued access of up to $2 billion in provincial financing, and an additional $2 billion in federal financing provided through the Apartment Construction Loan Program. There are currently 17 projects representing nearly 1,400 units underway. Six projects are currently under construction with all 17 set to be started within the 2025/26 fiscal year. Projects are located across B.C. in communities such as Abbotsford, Cowichan Nation/Duncan, Fernie, Gibsons, Lake Babine First Nation, North Vancouver, Prince Rupert, Tsawout First Nation and Whistler. New funding will support more projects across B.C.

Rental Supports for Low to Moderate Income Families and Seniors

Government is investing $75 million more in 2025/26 and $150 million more annually starting in 2026/27 to strengthen its rental supports for lower income families and seniors.

The Rental Assistance Program provides eligible low to moderate income working families with assistance to help with their monthly rent payments. To qualify, families must meet a total before-tax household income threshold, have income at some point in the last year and have at least one dependent child. Budget 2025 will increase the income threshold from $40,000 to $60,000 and increase the average supplement families receive by nearly 75 per cent from around $400 per month to $700 per month. These changes are expected to nearly double the number of families receiving supports from around 3,200 to nearly 6,000 families.

The Shelter Aid for Elderly Renters program helps make rents affordable for B.C. seniors with low to moderate incomes. The program provides monthly cash payments to subsidize rents for eligible B.C. residents who are aged 60 or over. In April 2024, government introduced preliminary enhancements to this program by expanding the income threshold from $33,000 to $37,240 and increasing rent ceilings to $931. Budget 2025 makes further eligibility changes that are estimated to benefit up to 1,600 more seniors, by further increasing to the income threshold to $40,000. Enhancements to the program will also provide nearly 30 per cent more funding on average, with the average supplement increasing from $261 to $337 per month. Overall, it is estimated that over 25,000 seniors will benefit from these enhancements.

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Three Year Fiscal Plan

Making Neighbourhoods and Communities Safer

Government is committed to fostering safe and strong communities by ensuring those struggling with homelessness and mental health and addictions challenges are connected to services, and by preserving essential public safety and justice services. Budget 2025 provides $325 million in new funding over three years to provide more community-specific supports to help people living in encampments and initiatives that respond to public safety concerns related to repeat, violent offenders in B.C. communities. Funding also helps to build capacity to ensure timely access to justice and other public safety programs.

Table 1.2.4 Making Neighbourhoods and Communities Safer

($ millions)	2025/26	2026/27	2027/28	Total
HEART and HEARTH encampment supports	30	30	30	90
Courts and virtual bail	8	8	8	24
Safer Communities initiatives	16	26	26	67
Policing including body-worn cameras	35	35	35	104
Crime Victim Assistance Program	5	5	5	15
Other justice and public safety initiatives	7	8	10	24
Total	100	112	114	325

Tables may not sum due to rounding

Includes allocations funded from the Contingencies Vote

Community-Specific Supports for People Experiencing Homelessness

People experiencing homelessness are living in unsafe conditions in encampments throughout multiple communities in British Columbia. To address these challenges, government has implemented a suite of programs as part of the Belonging in BC Homelessness Plan. This includes the Homeless Encampment Action Response Team (HEART) and the Homeless Encampment Action Response Temporary Housing (HEARTH) programs led by BC Housing.

The HEART and HEARTH programs work in partnership with local governments and First Nations, non-profit organizations and healthcare providers to provide people living outdoors and in encampments with better access to a range of support services, new shelters and housing options. The teams collect and share information about local homelessness, address the mental health, physical, cultural and social support needs of people living outdoors and support them to move indoors.

Budget 2023 provided new annual funding of around $80 million to support the HEART and HEARTH programs. Since the program launched in spring 2023, BC Housing has partnered with ten municipalities to open 15 HEARTH sites across the province, for a total of 611 temporary supportive homes or shelter beds. This includes sites in Abbotsford, Campbell River, Chilliwack, Duncan, Kamloops, Kelowna, Nanaimo, Prince George, Vancouver and Victoria. Hundreds more units through this program are underway. To build on these efforts and continue to address the urgent need, Budget 2025 provides $90 million more over the next three years to expand these programs. Funding will support community-based wrap-around supports, including leveraging village-like housing as alternatives to encampments. This new funding will enable this program to expand to additional communities over the next three years.

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Justice and Public Safety

Government continues to take action to provide a justice system that serves all British Columbians. Generally, women, Indigenous Peoples, and other marginalized groups face greater unmet legal needs. Women are generally more likely to experience family law issues, domestic and intimate partner violence, and poverty, which often require services such as legal aid. To address this, government has been investing in legal aid, speeding up family dispute resolution and expanding access to justice through virtual services.

Budget 2025 continues to provide new investments to keep people safe and communities strong by providing $235 million over three years to support various justice and public safety programs.

Budget 2025 provides $24 million over three years to improve timely access to justice, including increasing capacity at the BC Supreme Court, enhance security at the Vancouver Provincial Court at 222 Main St. in Vancouver and continue expansion of virtual bail. This enables bail hearings to be conducted in communities throughout the province, providing more timely access to justice.

Budget 2025 also provides $67 million over three years to support ongoing and new initiatives aimed at improving community safety. This includes the Repeat Violent Offending Intervention Initiative and the Special Investigation and Targeted Enforcement Program which were first funded through Budget 2023. Together, the programs help to provide coordinated response teams made up of police and dedicated prosecutors and probation officers, to address repeat violent offending, strengthen intervention services, and make sure people have the support and access to treatment they need.

To build on this vital work, the Province is also introducing a new Community Safety and Targeted Enforcement Program pilot. This initiative will specifically target robbery, shoplifting, theft, mischief to property and property-related offenses, providing police with enhanced tools, technology and investigative resources to curb these crimes. This will support safer communities by helping to tackle street disorder, stabilize commercial areas, protect jobs and support B.C.’s economic growth. The fiscal plan also provides funding for the Justice Institute of BC Police Academy to expand training capacity for police recruits from 192 to 288 officers per year. This will support frontline municipal policing and government’s commitment to make neighbourhoods and communities safer.

Budget 2025 provides $104 million in additional funding over the plan for negotiated wage increases for provincial RCMP, as well as increased funding for the First Nations and Inuit Policing Program. The budget provides additional funding for body-worn cameras in alignment with the National Body Worn Camera Program initiated in 2024 for frontline RCMP officers to improve transparency and accountability and respond to concerns about policing from racialized and Indigenous communities.

There is also new funding to support assistance for victims, immediate family members and witnesses in coping with the effects of violent crime. Other public safety investments include additional funding for BC Coroners Service, the electronic supervision program under BC Corrections and increased fire inspections and other activities under the Fire Safety Act.

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Three Year Fiscal Plan

BC Public Service

Full-time equivalent (FTE) staff utilization for government ministries remains unchanged since the last quarterly report forecast of 38,900 FTEs in 2024/25. Given new restrictions on hiring, this projection remains flat over the three years of the fiscal plan (refer to the Supplementary Schedule, Table A13 for details). While some areas of government, such as health and children and family services, may see increased FTEs to address growing demand for government services, it is expected that the overall size of the BC Public Service will not change materially.

BC Public Sector Compensation

There are more than 593,000 people in British Columbia’s public sector working in the core BC Public Service, at Crown corporations and agencies, in health and community social services, K-12 public education and post-secondary institutions and research universities. Of those people, approximately 452,000 are unionized employees paid under collective agreements or professionals paid through negotiated compensation agreements.

The government and provincial public sector employers spend about $53.2 billion on total compensation. An increase of 1 per cent in total compensation for all B.C. public sector employees is estimated to cost $532 million. For unionized employees and others with negotiated agreements, a 1 per cent increase would cost over $419 million.

Fiscal year 2025/26 marks the transition between the 2022 Shared Recovery Mandate and the Province’s public sector bargaining mandate for the 2025 round of negotiations. Budget 2025 supports the final compensation adjustments pursuant to the 2022 mandate including providing nearly $1.5 billion over three years to ministry budgets for the cost of collective agreements. Budget 2025 also makes provision for collective agreements reached under the new mandate in the future. Funding is held in the Contingencies Vote allocations to prepare for the ratification of new collective agreements throughout the fiscal plan period.

Spending Recovered from Third Parties

Over the three-year fiscal plan period, government is expected to incur $16.8 billion in program spending that will be recovered from external parties.

A total of $7.2 billion, over three years, will be transferred from the federal government to fund various programs, such as the Canada-Wide Early Learning and Child Care Agreement, the Labour Market Development Agreement, health, public transit and other social programs.

Over the fiscal plan, an estimated $3.9 billion in interest payments will be recovered from commercial Crown corporations, through the Fiscal Agency Loan Program and from sinking-fund investment returns.

Various recovery sources, primarily other jurisdictions, other levels of government, agencies, and fees and licenses, support $5.7 billion in government spending. Expenses that relate to these recoveries include health care, PharmaCare, transportation projects, and grants to various community organizations and costs of employee health benefits collected from participating government agencies.

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Program spending from recoveries has no net impact to the government’s fiscal plan as these expenses are offset by the related recoveries that are reported as revenue.

Transfers to Service Delivery Agencies

Approximately 68 per cent of ministry spending takes the form of transfers (both operating and capital funding) to service delivery agencies for the provision of services on behalf of government. These transfers will total $161.1 billion over the three-year fiscal plan period and will support education, health care, social services, housing, and transportation programs delivered by the agencies. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority.

Service Delivery Agency Spending

Service delivery agency spending is projected to increase from $55.9 billion in 2024/25 to $60.0 billion by 2027/28, an increase of $4.1 billion. Agencies actual spending may vary as they may be allocated additional funding during the year from ministries or from the Contingencies Vote.

School district spending is projected to increase from $9.29 billion in 2024/25 to $9.43 billion in 2027/28, an increase of $143 million, primarily to support public school enrolment and composition.

Post-secondary institution spending is projected to rise from $8.99 billion in 2024/25 to $9.54 billion by 2027/28, an increase of $547 million. The spending increase is primarily due to projected annual increases in salaries and benefits, and operating costs.

Health authority and hospital society spending is projected to increase from $29.0 billion in 2024/25 to $31.6 billion in 2027/28, an increase of $2.6 billion over the fiscal plan period. This spending is expected to improve the quality of long-term care, support recruitment and retention of personal support workers, fund drugs for rare diseases; and to cover staffing and operating costs incurred to meet the projected volume and service growth in healthcare services delivered by these organizations.

Projected spending by other service delivery agencies is expected to increase from $8.6 billion in 2024/25 to $9.4 billion in 2027/28, an increase of $800 million. This increase is primarily due to higher spending by the BC Transportation Financing Authority, Community Living BC and the BC Housing Management Commission to support services in transportation, social services, and housing sectors.

For a presentation of the government’s consolidated spending in various sectors, please see Table A11 Expense by Function on page 150. The expense by function table combines the spending by ministries and service delivery agencies into sectors such as health, education, social services, and transportation.

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Three Year Fiscal Plan

Fiscal Sustainability

Beginning a Path to Balance

Budget 2025 is being released during a period of unprecedented uncertainty with increasing geopolitical and trade risks that threaten to destabilize the B.C. economy. It is now more important than ever that government commits to standing strong for people in B.C. by protecting the services we all rely on and ensuring a sustainable province for future generations.

With these factors in mind, Budget 2025 takes steps in government’s efforts to return to fiscal sustainability. Government is taking a measured and thoughtful approach that will be needed to accomplish this over time.

Debt Affordability

Maintaining debt affordability relative to our peers is an important fiscal anchor for government. Government intends to flatten growth in the Province’s Debt-to-GDP ratio in the near term, with the longer term goal of declining Debt-to-GDP metrics once balanced operating results are achieved. Government’s commitment to a path to balance over time will require careful management of provincial spending.

Budget 2025

Budget 2025 is focused on protecting health, education, and social services as well as growing the economy. It manages finances closely by limiting new spending to critical service needs and includes expenditure management targets through administrative and operational efficiencies.

Budget 2025 also includes economic prudence in external assumptions, conservatism in natural gas prices and $4 billion annually in the Contingencies Vote over the fiscal plan to address caseload pressures, cost increases related to the new collective bargaining mandate and emerging priorities.

Expenditure Management and Program Reviews

Budget 2025 includes initial expenditure management targets totaling $1.5 billion across the fiscal plan period to be achieved through the management of administrative and discretionary spending, while still protecting critical front-line services people rely on. Expenditure management will continue through the 2025/26 fiscal year and beyond.

The Ministry of Finance will also be working with ministries to review all existing government programs and initiatives to optimize resources by ensuring programs remain relevant, are efficient and sustainable, grow the economy, and help keep costs low for British Columbians.

Staffing and Resource Efficiencies

Government has implemented hiring restrictions for the B.C. Public Service. Hiring is restricted to positions that are clearly essential to delivering core government programs and services. On this basis, Budget 2025 assumes no growth in the FTE staff utilization for government ministries over the fiscal plan period. In addition, government will be working to rationalize office space requirements as a reflection of the current hybrid work environment and modernization of government services. Lastly, government will be reviewing other strategic debt and cash management initiatives.

Conclusion

B.C.’s return to a balanced budget will be a multi-year effort with a focus on protecting the services that matter most. Budget 2025 takes initial steps through spending and program reviews to support future budget planning. The Ministry of Finance will continue supporting government’s fiscal sustainability plan and will provide updates by Budget 2026.

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Three Year Fiscal Plan

Table 1.3 Expense by Ministry, Program and Agency

($ millions)	Updated Forecast 2024/25 [1]	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28
Office of the Premier	17	18	18	18
Agriculture and Food	229	143	130	133
Attorney General	877	900	903	903
Children and Family Development	2,121	2,443	2,472	2,472
Citizens' Services	705	705	705	705
Education and Child Care	9,588	9,828	9,855	9,855
Emergency Management and Climate Readiness	467	125	125	125
Energy and Climate Solutions	110	112	109	109
Environment and Parks	225	221	221	221
Finance	2,741	1,534	1,483	1,483
Forests	1,390	891	909	888
Health	32,885	35,144	35,906	36,877
Housing and Municipal Affairs	1,292	1,542	1,514	1,456
Indigenous Relations and Reconciliation	160	187	189	201
Infrastructure	46	55	55	55
Jobs, Economic Development and Innovation	116	117	117	117
Labour	25	26	26	26
Mining and Critical Minerals	66	61	61	61
Post-Secondary Education and Future Skills	3,404	3,516	3,516	3,516
Public Safety and Solicitor General 1,083		1,137	1,139	1,139
Social Development and Poverty Reduction	5,176	5,747	5,921	6,103
Tourism, Arts, Culture and Sport	189	192	192	192
Transportation and Transit	1,136	1,192	1,199	1,199
Water, Land and Resource Stewardship	219	221	221	221
Total ministries and Office of the Premier	64,267	66,057	66,986	68,075
Management of public funds and debt	2,346	2,762	3,351	4,148
Contingencies Vote	3,885	4,000	4,000	4,000
Funding for capital expenditures	5,158	7,259	7,932	7,909
Refundable tax credit transfers	3,069	3,408	3,498	3,764
Legislative Assembly and other appropriations	314	243	254	264
Total appropriations	79,039	83,729	86,021	88,160
Elimination of transactions between appropriations [2]	(31)	(24)	(23)	(23)
Prior year liability adjustments	(24)	-	-	-
Consolidated revenue fund expense	78,984	83,705	85,998	88,137
Expenses recovered from external entities	5,994	6,221	5,498	5,043
Funding provided to service delivery agencies	(48,879)	(52,755)	(53,818)	(54,517)
Total direct program spending	36,099	37,171	37,678	38,663
Service delivery agency expense [3]
School districts	9,286	9,361	9,405	9,429
Universities	7,080	7,333	7,487	7,656
Colleges and institutes	1,913	1,849	1,847	1,884
Health authorities and hospital societies	29,011	30,509	30,772	31,586
Other service delivery agencies	8,614	8,992	9,329	9,410
Total service delivery agency expense	55,904	58,044	58,840	59,965
Subtotal expense	92,003	95,215	96,518	98,628
Expenditure management	-	(300)	(600)	(600)
Total expense	92,003	94,915	95,918	98,028

1 Restated to reflect government's organization and accounting policies as of April 1, 2025.

2 Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

3 The 2024/25 spending for service delivery agencies includes funding that was provided during the year from ministries' budget and contingencies. Similarly, spending forecasts for 2025/26 and future years may also be revised as ministry funding amounts are updated in-year.

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Table 1.4 Revenue by Source

($ millions)	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28
Taxation revenue
Personal income	17,027	17,751	18,623	19,545
Corporate income	8,262	6,209	5,682	6,376
Employer health	3,130	3,147	3,280	3,392
Sales	10,412	10,961	11,394	11,778
Fuel	963	950	930	898
Carbon	2,558	3,046	3,481	3,799
Tobacco	450	450	450	450
Property	3,839	4,025	4,267	4,506
Property transfer	2,020	2,247	2,388	2,512
Insurance premium and other	871	913	923	933
	49,532	49,699	51,418	54,189
Natural resource revenue
Natural gas royalties	576	920	1,209	1,143
Forests	501	639	670	661
Other natural resources [1]	1,257	1,438	1,455	1,445
	2,334	2,997	3,334	3,249
Other revenue
Post-secondary education fees	2,874	2,733	2,763	2,827
Other fees and licences [2]	2,607	2,539	2,595	2,537
Investment earnings	1,874	1,815	1,836	1,924
Miscellaneous [3]	4,963	4,932	4,922	4,859
	12,318	12,019	12,116	12,147
Contributions from the federal government
Health and social transfers	9,544	9,911	10,313	10,781
Other federal government contributions [4]	4,645	5,366	4,576	3,795
	14,189	15,277	14,889	14,576
Commercial Crown corporation net income
BC Hydro	572	712	712	712
Liquor Distribution Branch	1,076	1,027	1,022	1,025
BC Lottery Corporation [5]	1,284	1,279	1,330	1,374
ICBC	1,400	800	700	700
Other [6]	163	193	194	193
	4,495	4,011	3,958	4,004
Total revenue	82,868	84,003	85,715	88,165

[1]	Columbia River Treaty, Crown land tenures, other energy and minerals, water rental, and other resources.
[2]	Health-care related, motor vehicle, and other fees.
[3]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[4]	Includes contributions for health, education, community development, housing and social service programs, transportation projects, and payments under the Disaster Financial Assistance Arrangements.
[5]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.)
[6]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and other agencies' self-supported subsidiaries.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 23

Three Year Fiscal Plan

Revenue

Total revenue is expected to increase 1.3 per cent from 2024/25 to 2025/26, followed by an increase of 2.0 per cent in 2026/27 and 2.9 per cent in 2027/28. Taxation revenues incorporate increased risk and uncertainty due to the threat of U.S. tariffs included in the economic forecast, as well as revenue measures detailed in Part 2: Tax Measures.

The forecast also reflects increasing natural resource revenues over the three-year fiscal plan mainly due to the inclusion of projected increased natural gas royalties related to the production requirements of liquefied natural gas (LNG) and changes in commodity prices. Over the fiscal plan period, revenue increases in taxation, natural resources and other sources while revenue falls for commercial Crown corporations and contributions from the federal government.

Chart 1.2   Revenue Forecast

Taxation revenue is projected to increase in 2025/26 due to the impacts of recent growth in population, economic activity and higher carbon tax, partly offset by the effect of one-time revenues in 2024/25 that do not carry forward and assumed declining fuel tax revenues. The carbon tax revenue forecast includes an annual tax rate increase over the fiscal plan in line with federal carbon pricing requirements and the output-based pricing system, under which large regulated industrial operations will pay for emissions that exceed performance based emissions limits. Taxation revenue is forecast to average 4.4 per cent annual growth over the last two years of the fiscal plan, supported by nominal GDP growth.

24 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Natural resource revenue is forecast to increase by 28.4 per cent in 2025/26 from 2024/25 due to significant increases expected in natural gas prices as well as increases in lumber prices, stumpage rates, electricity prices and coal production volumes. Revenue is expected to increase at a more normalized average of 4.1 per cent over the next two years, mainly reflecting the effects of an assumed gradual rise in lumber and natural gas prices, and the commencement of LNG export activity, partial offset by slightly lower forest harvest volumes and mining revenues.

Other revenue consists of fees, licences, investment earnings and other miscellaneous sources, incorporating estimates provided by ministries and taxpayer-supported agencies. Over the next three years, these revenues are projected to be relatively flat as higher revenue from fees and investment earnings are offset by lower miscellaneous revenue.

Table 1.5.1 Comparison of Major Factors Underlying Revenue

Calendar Year	March 4, 2025				February 22, 2024
Per cent growth unless otherwise indicated	2024	2025	2026	2027	2024	2025	2026	2027
Real GDP	1.2	1.8	1.9	1.9	0.8	2.3	2.4	2.3
Nominal GDP	4.1	4.3	4.3	4.2	3.3	4.4	4.5	4.6
Household income	6.8	4.1	4.0	4.2	4.4	4.3	4.1	4.1
Wages and salaries	6.7	4.5	3.9	3.7	5.5	4.9	4.2	4.0
Corporations net operating surplus	-17.3	-1.2	2.1	2.6	-9.5	0.8	4.4	6.6
Employment	2.3	0.8	0.8	1.0	0.9	1.5	1.5	1.5
Consumer expenditures on durable goods	0.6	3.3	3.2	3.3	0.8	2.9	4.5	3.0
Consumer expenditures on goods and services	4.4	4.2	3.8	4.6	5.2	4.4	4.4	4.7
Business investment	2.7	5.1	5.3	2.9	1.2	6.7	6.6	5.7
Residential investment	1.5	6.4	6.6	6.0	4.4	6.9	7.8	6.2
Retail sales	0.0	2.6	3.1	3.5	2.3	3.4	3.8	3.7
Residential sales value	3.2	15.9	6.7	5.1	12.7	10.2	7.7	3.0
B.C. Housing starts	-9.2	1.6	2.7	1.8	-8.7	2.7	4.7	2.0
U.S. Housing starts	-3.9	-0.3	2.9	0.0	-4.1	3.3	0.0	0.0
SPF 2x4 price ($US/thousand board feet)	$412	$440	$445	$450	$425	$450	$450	$500
Exchange rate (US cents/Canadian dollar)	73.0	70.0	71.8	74.5	73.6	76.8	78.6	78.9

Fiscal Year	2024/25	2025/26	2026/27	2027/28	2024/25	2025/26	2026/27	2027/28
Natural gas price ($Cdn/GJ at plant inlet)	$0.61	$1.30	$1.69	$1.75	$1.26	$1.75	$1.96	$2.02
Bonus bid average bid price per hectare ($)	$250	$200	$300	$300	$200	$300	$300	$200
Electricity price ($US/mega-watt hour, Mid-C)	$61	$69	$71	$67	$93	$94	$92	$90
Metallurgical coal price ($US/tonne, fob Australia )	$248	$218	$215	$214	$243	$220	$205	$206
Copper price ($US/lb)	$4.25	$4.32	$4.39	$4.65	$3.88	$4.04	$4.14	$4.20
Average stumpage rates ($Cdn/cubic metre)	$15.03	$18.20	$19.21	$19.54	$18.06	$19.70	$21.16	$22.37
Crown harvest volumes (million cubic metres)	31.0	30.0	30.0	29.0	32.0	32.0	32.0	32.0

Federal government contributions are forecast to increase by 7.7 per cent in 2025/26 mainly due to an increase in funding to support child care, health care and payments under the Disaster Financial Assistance Arrangements (DFAA). Canada Health Transfer (CHT) and Canada Social Transfer (CST) contributions are forecast to average 4.3 per cent annual growth over the last two years in the fiscal plan period. However, other federal government transfers are projected to decline at an average of 15.9 per cent annually over the same period, resulting in an overall decline of 2.3 per cent over the two year period. These reductions are mainly due to timing of forecasts for payments under the DFAA, and lower funding for health care, child care and public transit. Funding for these programs is generally updated annually and increases in future years will be shown in future budgets.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 25

Three Year Fiscal Plan

Major Revenue Sources

Table 1.5.1 provides major revenue assumptions for Budget 2025. Additional key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The sensitivities included in the appendix provide a sense of potential impacts to revenue projections if there are changes to underlying assumptions and factors by individual revenue sources. The major revenue components are detailed below.

Taxation revenue

Personal income tax revenue is expected to average 4.7 per cent growth over the next three years, in line with projected increases in household income, wages and salaries, investment income and financial market indicators.

Corporate income tax revenue is mainly based on cash installments received from the federal government, reflecting estimates of current year tax and settlement adjustments for prior years. Revenue is expected to decrease 24.8 per cent in 2025/26 mainly due to a significant one-time settlement payments received in 2024/25. An improved federal government outlook for the national corporate tax base is offset by a reduced British Columbia payment share resulting in lower installment payments compared to 2024/25. An average annual increase of 1.3 per cent is expected over the last years of the fiscal plan due to annual changes in installments as well as expected settlement payments relating to prior years.

Table 1.5.2 Corporate Income Tax Revenue

($ millions)	2024/25	2025/26	2026/27	2027/28
Advance installments:
– Payment share	13.10%	12.49%	11.43%	11.33%
– Installments	7,019	6,476	6,268	6,587
Prior-years' settlement payment	1,243	(267)	(586)	(211)
Corporate income tax revenue	8,262	6,209	5,682	6,376
Annual per cent growth	35.8%	-24.8%	-8.5%	12.2%

Provincial sales tax revenue is expected to average 4.2 per cent growth annually over the three-year fiscal plan, in line with expected increases in nominal GDP, consumer expenditure on taxable goods and services and investment expenditures. The forecast also incorporates tax measures relating to the removal of provincial sales tax exemption on used zero emissions vehicles. The measure is outlined in Part 2: Tax Measures.

Table 1.5.3 Sales Tax Revenue

($ millions)	2024/25	2025/26	2026/27	2027/28
Provincial sales taxes	10,412	10,961	11,394	11,778
Annual per cent change (calendar year)	2024	2025	2026	2027
Consumer expenditures on durable goods	0.6%	3.3%	3.2%	3.3%
Consumer expenditures on goods and services	4.4%	4.2%	3.8%	4.6%
Residential investment	1.5%	6.4%	6.6%	6.0%
Business investment	2.7%	5.1%	5.3%	2.9%
Government expenditures	5.2%	3.7%	1.5%	2.8%
Nominal GDP	4.1%	4.3%	4.3%	4.2%
Retail sales	0.0%	2.6%	3.1%	3.5%

26 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Motor fuel tax revenue is expected to decline an annual average of 2.3 per cent over the three year plan mainly due to expected lower gasoline purchase volumes which comprise about 65 per cent of total fuel tax revenues.

Carbon tax revenue growth is expected to average 14.1 per cent annually over the next three years, mainly reflecting assumed annual carbon tax rate increases and purchase volume assumptions for major fuel types, and the application of the output based pricing system for large industrial emitters. British Columbia aligns with the federal carbon pricing requirements with the carbon tax rate set to increase from $95 per tonne in 2025/26 to $125 per tonne of CO2 equivalent emissions in 2027/28.

Property tax revenue is expected to grow by an average of 5.5 per cent annually over the next three years, consistent with growth assumptions on housing starts, business investment and inflation. The forecast incorporates a speculation and vacancy tax rate increase, effective January 1, 2026, as outlined in Part 2: Tax Measures.

Property transfer tax revenue growth is expected to average 7.5 per cent annually over the next three years, consistent with expected annual changes in residential sales values and an assumed response to expected lower mortgage rates.

Employer health tax revenue is expected to slightly increase in 2025/26 due to significant taxes assessed for prior years included in the 2024/25 forecast. Over the next two years, revenue growth is expected to average 3.8 per cent annually, consistent with forecast growth in wages and salaries.

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Three Year Fiscal Plan

Natural resource revenue

Natural gas royalties are expected to increase 59.7 per cent in 2025/26 mainly due to a 113 per cent increase in forecast natural gas prices, increased royalties from natural gas liquids, and higher production volumes, partially offset by increased utilization of infrastructure and royalty program credits. Production volumes across the fiscal plan include volumes related to production requirements of LNG coming on stream in 2025. Over the following two years, royalties are expected to increase at an 11.5 per cent average annual rate mainly due to increased royalties from natural gas liquids, higher natural gas prices and production volumes. Natural gas royalty rates are sensitive to prices in the $1.23 to $2.51 ($Cdn/gigajoule, plant inlet) range, with the effective royalty rate expected to rise as prices increase. The forecast includes the impacts of an extended transition period for the new royalty system and changes to the existing transition regulation for treatment of oil and gas wells as announced in August 2024.

The forecast assumes an average natural gas price of $1.30 ($Cdn/gigajoule, plant inlet) in 2025/26, up from $0.61 in 2024/25. This assumption is within the 20th percentile of the private sector forecasters, continuing the prudence the province has incorporated since 2013/14. Prices are expected to increase over the next two years, averaging $1.69 in 2026/27 and $1.75 in 2027/28, consistent with the growth of the average of the private sector forecasts.

Chart 1.3 Revenue from Energy, Metals, and Minerals

See Appendix Table A5 and A6 for more details regarding natural gas price forecasts.

28 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Revenue from bonus bids and rents on drilling licences and leases is forecast to increase over the next three years, from $37 million in 2024/25 to $40 million in 2027/28. Petroleum and natural gas tenure dispositions resumed in December 2024, after being paused for over 3 years. More detail is provided in Appendix Table A5.

Mining and minerals revenue is forecast to increase 35.2 per cent in 2025/26 mainly due to higher production volumes and tax revenue reflecting a stronger US dollar. Revenue is projected to average a 14.4 per cent annual decline over the following two years due to softened outlook for metallurgical coal prices reflecting global oversupply. Over the four years to 2027/28, the forecast assumes payments of $376 million to First Nations in support of mining and mineral revenue sharing agreements.

Other energy revenue is comprised of electricity sales under the Columbia River Treaty (CRT), petroleum royalties, and fees collected by the BC Energy Regulator. These revenues are expected to increase slightly over the three-year fiscal plan, mainly due to higher Mid Columbia electricity prices, flood risk management and additional benefits payments under the CRT Agreement in Principle (CRT AIP). The forecast assumes that the U.S. fully honours the terms of the CRT AIP and related interim agreements under the existing CRT, and these are incorporated into a final updated CRT.

Forest revenue is expected to increase in 2025/26 due to assumed higher overall stumpage rates and increased logging tax revenue, partially offset by lower annual harvest volume. Forest revenue is expected to increase an average of 1.7 per cent over the next two years mainly due to higher overall assumed stumpage rates reflecting an improved outlook for lumber prices. Total annual harvest volume on Crown land is projected to average 30 million cubic metres over the fiscal plan. Over the four years to 2027/28, the forecast assumes payments of $448 million to First Nations in support of Forest Consultation and Revenue Sharing Agreements.

Other natural resource revenue is comprised of water rentals collected under the Water Sustainability Act and fees for hunting and fishing licences collected under the Wildlife Act. These forecasts are expected to increase 11.8 per cent over the three-year fiscal plan mainly due to higher water rental revenue. The water rental revenue outlook reflects increased Site C and G.M. Shrum dam power generation as well as inflation impacting future waterpower rental rates.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 29

Three Year Fiscal Plan

Other Revenue

Fees and licences: Over the three-year fiscal plan, revenue from fees and licences is expected to decline slightly mainly due to lower ministry program recoveries and projections for post-secondary institutions revenue. Fee revenue projections from schools, universities, colleges and health authorities (SUCH sector) account for 69 per cent of the total fee revenue forecast.

Investment earnings are expected to decrease by 3.1 per cent in 2025/26 compared to higher than planned investment returns from 2024/25. Over the next two years, investment income is expected to average 3.0 per cent annual growth mainly due to higher recoveries related to Fiscal Agency Loan program, which has an equal and offsetting higher expense, resulting in no net impact on the projected annual deficit. These recoveries are expected to comprise approximately 72 per cent of total investment earnings.

Miscellaneous revenue, which includes sales of goods and services by various taxpayer- supported entities, is projected to decrease slightly over the fiscal plan period. Around 56 per cent of the annual miscellaneous revenue of nearly $5 billion is expected to be contributed by SUCH sector entities.

Federal Government Transfers

Canada Health Transfer and Canada Social Transfer contributions are expected to increase in 2025/26 mainly reflecting increasing national CHT and CST cash transfers. This increase is partially offset by a decreasing B.C. population share of the national total reflecting the latest BC Stats population forecast. Contributions are expected to increase an average of 4.3 per cent annually over the next two years, mainly reflecting increasing national CHT and CST cash amounts, partially offset by a decreasing B.C. population share of the national total. The plan assumes the national CHT cash disbursement increases 5.0 per cent over the fiscal plan with the 2025/26 cash disbursement based on a three-year average (2023 to 2025) of Canada’s forecast of nominal GDP growth. The forecast adopts the most recent published federal government outlook for national nominal GDP. The total CST cash disbursement is projected to increase 3.0 per cent annually, consistent with the federal government forecast.

Table 1.5.4 Federal Government Contributions

($ millions)	2024/25	2025/26	2026/27	2027/28
Canada Health Transfer	7,205	7,517	7,858	8,252
Canada Social Transfer	2,339	2,394	2,455	2,529
Total Health and Social Transfers	9,544	9,911	10,313	10,781
Disaster Financial Assistance Arrangements	552	967	773	411
BC Housing Management Commission	188	203	197	199
Ministry Vote Recoveries	2,662	2,933	2,340	1,896
Other Transfers to Ministries and Agencies	1,243	1,263	1,266	1,289
Total Other Contributions	4,645	5,366	4,576	3,795
Total Federal Government Contributions	14,189	15,277	14,889	14,576
BC share of national population (July 1)	13.80%	13.75%	13.68%	13.69%

30 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Other federal government contributions are expected to increase 15.5 per cent in 2025/26 mainly due to higher funding in support of child care, health care and transfers under the Disaster Financial Assistance Arrangements (DFAA). Over the next two years, other federal government contributions are expected to decrease by an average of 15.9 per cent annually mainly due to reduced program funding in support of health care, child care, public transit, local government and timing of transfers under the DFAA.

Commercial Crown Corporations

British Columbia Hydro and Power Authority (BC Hydro): BC Hydro’s annual net-income target for the purpose of rate setting is set by regulation at $712 million in each year of the three-year fiscal plan.The payment of dividends was phased out to assist with stabilizing rate increases and improve BC Hydro’s capital structure to a 60:40 debt-to-equity ratio (currently 80:20). No dividend payments are forecast during the fiscal plan period.

British Columbia Liquor Distribution Branch (LDB): LDB is projecting an annual net income of $1.0 billion in each year of the fiscal plan period, based on lower revenue expectations due to economic conditions, shifts in consumer purchase preferences, and a downward trend in liquor consumption.

British Columbia Lottery Corporation (BCLC): BCLC’s forecast net income1 is $1.28 billion for 2025/26, $1.33 billion for 2026/27, and $1.37 billion for 2027/28. Approximately 23 per cent of the corporation’s total net income is distributed to community gaming grants, host local governments, and the BC First Nations Gaming Revenue Sharing Limited Partnership1. The remaining net income is used to support government programs.

Insurance Corporation of British Columbia (ICBC): ICBC is forecasting annual net income of $800 million in 2025/26, followed by net income of $700 million in each of 2026/27 and 2027/28. The forecast is subject to a number of financial and behavioural assumptions and actual results could vary from these projections.

For more information relating to commercial Crown corporations, please see Service Plans listed on the Budget 2025 website or the corporations’ respective websites.

[1]	Government reports BCLC’s net income net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 31

Three Year Fiscal Plan

Capital Spending

In Budget 2025, capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure around the province is expected to total $59.9 billion over the three-year fiscal plan period. These investments will help ensure the necessary infrastructure is in place to deliver and improve services in communities throughout the province. Investments will also directly and indirectly create 180,000 jobs, over three years, to support a sustainable, clean, secure and strong economy.

Table 1.6 Capital Spending

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2024/25	2025/26	2026/27	2027/28
Taxpayer-supported
Education
Schools (K–12)	1,158	1,508	1,614	1,439
Post-secondary institutions	1,732	1,708	1,638	1,402
Health	3,666	5,009	5,293	5,209
BC Transportation Financing Authority	3,279	5,069	5,015	4,479
BC Transit	157	289	546	488
Government ministries	524	653	616	658
Social housing [1]	629	888	910	991
Other [2]	203	250	122	69
Total taxpayer-supported	11,348	15,374	15,754	14,735
Self-supported
BC Hydro	4,420	4,469	4,383	4,390
Columbia Basin power projects [3]	16	18	19	12
BC Railway Company	4	5	5	5
ICBC	56	199	86	55
BC Lottery Corporation	100	105	105	100
Liquor Distribution Branch	26	32	30	30
Total self-supported	4,622	4,828	4,628	4,592
Total capital spending	15,970	20,202	20,382	19,327

1 Includes BC Housing Management Commission.

2 Includes BC Pavilion Corporation, Royal BC Museum and other service delivery agencies.

3 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Taxpayer-Supported Capital Spending

Taxpayer-supported capital spending over the next three years will total $45.9 billion. This includes completion of previously approved projects along with new investments to expand and sustain provincial infrastructure, including health facilities, schools, post-secondary facilities, roads, and bridges. The Budget 2025 three-year total is $2.6 billion higher than Budget 2024 mainly due to progression of major infrastructure projects through the procurement and construction phases of development, and additional funding for maintenance and upgrades of existing government assets.

32 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Investments in Schools

Over the three years of the fiscal plan, approximately $4.6 billion will be invested in K-12 schools across the province. This includes continued investment in seismic replacements and upgrades as well as new spaces to address enrolment growth.

Examples of K-12 capital investments in Budget 2025 include:

•	$392 million for prefabricated school addition projects in sixteen school districts.

The projects will rapidly create 261 new classrooms, the equivalent of 6,485 new seats in high enrolment growth communities. The projects are expected to be completed in 2025 and in 2026.

•	$203 million for the new Smith Secondary School in the Langley School District. The 1,900-student capacity school is expected to be completed in 2027.

•	$176 million for the replacement of Mission Senior Secondary in the Mission School District. The 1,500-student capacity school will include a neighbourhood learning centre. The school is expected to be completed in 2028.

•	$151 million for the new Olympic Village elementary school in Vancouver School District. The new 630-student capacity school will include a neighbourhood learning centre. The school is expected to be completed in 2029.

•	$144 million for the replacement of Pitt Meadows Secondary School in the Maple Ridge-Pitt Meadows school district. The 1,100-student capacity secondary school will include a neighbourhood learning centre. The school is expected to be completed in 2028.

•	$127 million for replacement of Prince Rupert Middle school in the Prince Rupert School District, under the Seismic Mitigation Program. The 600-student capacity school will be located on the current site and will include a neighbourhood learning centre. The school is expected to be completed in 2027.

•	$124 million for the new George Pringle Secondary school in the Central Okanagan School District. The new 1,200-student capacity secondary school will include a neighbourhood learning centre with Indigenous cultural space, and a stand-alone space for child care services. The school is expected to be completed in 2027.

•	$103 million for the new Smith Middle School in the Langley School District. The 900-student capacity school will include a neighbourhood learning centre. The school is expected to be completed in 2027.

•	$87 million for the replacement of Montgomery Middle school in the Coquitlam School District, under the Seismic Mitigation Program. The 600-student capacity school will include a neighbourhood learning centre. The school is expected to be completed in 2028.

•	$79 million for an addition at Fleetwood Park Secondary school in the Surrey School District. The 800-student capacity addition will include a neighbourhood learning centre. The addition is expected to be completed in 2029.

•	$68 million for the replacement of Cameron Elementary school in the Burnaby School District, under the Seismic Mitigation Program. The 770-student capacity school will include a neighbourhood learning centre. The school is expected to be completed in 2028.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 33

Three Year Fiscal Plan

Supporting Post-Secondary Education

Budget 2025 includes $4.7 billion in total capital spending over the next three years by post-secondary institutions throughout the province. These investments will build capacity in order to support future workforce and economic development needs in key sectors, including health, science, trades and technology. A significant portion of this capital investment is funded through other sources, including foundations, donations, institutions, and federal funding.

Current investments in the post-secondary sector include:

•	$315 million for construction of the Centre for Clean Energy & Automotive Innovation at Vancouver Community College. This project will be an interdisciplinary hub for the Broadway campus and the School of Trades, Technology and Design. The project is expected to be completed in 2027.

•	$108 million for the West Shore Learning Centre campus for Royal Roads University, in collaboration with Camosun College, the University of Victoria and the Justice Institute of British Columbia. This project will provide flexible classroom space to improve access to post-secondary education in the West Shore. Construction is expected to be completed in 2025.

•	$57 million for construction of a four-storey hybrid mass timber Centre for Food Wine and Tourism at Okanagan College located at the Kelowna Campus. This project will provide a Culinary Arts program focused on the priority industries of Agrifoods and International Education and Tourism. The project is expected to be completed in 2027.

•	$34 million for the interim space of the new medical school at Simon Fraser University’s Surrey campus. This will provide classrooms, office space, research laboratories, and dry labs while the permanent medical school facility is completed. This project will be ready for the first cohort in 2026.

•	$25 million for construction of the Centre for Childhood Studies at Capilano University’s North Vancouver campus. This project will provide 74 child care spaces in an area of high demand and a space for the Early Childhood Care and Education program. This project is expected to be completed in 2025.

•	$17 million for construction of a new Early Childhood Education and Childcare Centre at North Island College that will offer 75 additional child care spaces in a region of high demand for child care. This project is expected to be completed in 2025.

•	The provincial student housing program was launched in 2018 to increase the number of student housing beds at B.C.’s public post-secondary institutions. Approved projects include:

–	$560 million to construct a new student housing complex consisting of five buildings (one mass timber) with 1,508 beds, a dining hall, 37 new child care spaces at the University of British Columbia in Vancouver. The project expected to be completed in 2029.

–	$188 million to construct an eight-storey mass timber building with 445 student housing beds and to expand the adjacent child care centre with 160 new spaces at the Simon Fraser University Burnaby campus. The project is expected to be completed in 2027.

34 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

–	$155 million to construct 423 beds of student housing in a 6-storey building at Camosun College. The project is expected to be completed in 2027.

–	$55 million for the purchase and outfit of three existing Student Housing buildings at Capilano University’s Squamish campus. This project is expected to be completed in 2027.

–	$20 million to construct 30 new 2- and 3-bedroom family housing units for students and a child care facility in Merritt at the Nicola Valley Institute of Technology. The project is expected to be completed in 2026.

•	The B.C. Knowledge Development Fund provides capital investment funding for research infrastructure across the province, enabling institutions to attract researchers and skilled technicians. Projects include:

–	$70 million for the Advanced Therapeutics Manufacturing Facility in Canada’s Immuno-Engineering and Biomanufacturing Hub at the University of British Columbia in Vancouver for the development and manufacturing of medical treatments. This project is expected to be completed in 2030.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $15.5 billion over the next three years. These investments support new major construction projects and upgrading of health facilities, additional long-term care beds and investments to improve access to primary care. These investments are supported by funding from the Province as well as other sources, such as regional hospital districts and foundations.

Examples of health sector capital investments in Budget 2025 include:

•	$2.9 billion toward a net-new hospital and integrated cancer centre in Surrey that will include 168 inpatient beds, an emergency department, a medical imaging department, a surgical suite, a pharmacy, and a laboratory. The cancer centre will include an oncology ambulatory care unit, chemotherapy, radiation therapy, functional imaging, a new cyclotron and space for six linear accelerators. The project is expected to be completed in 2029.

•	$2.3 billion for Long-Term Care facility redevelopment or replacement projects that will provide 2,297 beds built to modern standards in Vancouver, Colwood, Abbotsford, Richmond, Nanaimo, Delta, Campbell River, Kelowna, Squamish, Chilliwack, and Cranbrook.

•	$2.2 billion toward a new St. Paul’s Hospital in Vancouver, which will include capacity for 548 inpatient beds, a larger emergency department, a surgical suite and consolidated specialty outpatient clinics. The project is expected to be completed in 2027.

•	$2.0 billion for the redevelopment of Richmond Hospital. The redevelopment is a multi-phased project that includes a new 216 bed acute care tower and a total of 353 inpatient beds on the campus. The new tower is expected to be completed in 2029. Renovations to the South Tower and demolition of the North Tower will follow, completing in 2033.

•	$1.8 billion for the Burnaby Hospital Redevelopment Phase 2 and BC Cancer Centre. The project will construct a new 160 bed inpatient tower and integrated cancer centre which will include an oncology ambulatory care unit, chemotherapy chairs and radiation therapy. The project is expected to be completed in 2030.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 35

Three Year Fiscal Plan

•	$1.6 billion for the construction of a new Acute Care Tower at the University Hospital of Northern BC. The new tower will include 211 beds with updated surgical, cardiac, and mental health and substance use services. The project is expected to be completed in 2031.

•	$1.4 billion to replace the Cowichan District Hospital in Duncan with a new 204 bed hospital. The replacement hospital will increase inpatient beds and emergency department treatment spaces. The project is expected to be completed in 2027.

•	$1.2 billion for Phases 2 and 3 of the Royal Columbian Hospital Redevelopment. Phase 2 is a 388 bed acute care tower which will include critical care and maternity, an expanded emergency department and a new surgical and interventional suite. The tower is expected to be completed in 2025, with Phase 3 renovations completing in 2026.

•	$648 million for the construction of two cancer centres, one in Kamloops and one in Nanaimo. Both projects are expected to be completed in 2028.

•	$633 million for Phase 1 of the Burnaby Hospital Redevelopment, which involves construction of a new 83 bed patient care tower and as well as renovations of existing buildings. The patient care tower is expected to be completed in 2025 with renovations and expansions to existing buildings to be completed in 2026.

•	$590 million for the replacement of the Dawson Creek and District Hospital. The new hospital will include 70 inpatient beds; an increase of 24 beds. The project is expected to be completed in 2027.

•	$367 million for the redevelopment of the Cariboo Memorial Hospital in Williams Lake. The redeveloped hospital will include 53 inpatient beds, an increase of 25 beds, and a larger emergency department. The new addition is expected to open in 2026, with renovations of existing buildings expected to be completed in 2029.

•	$310 million for a new Centre for Children and Youth Living with Health Complexity in Vancouver. The project is expected to be completed in 2028.

Supporting the Transportation Investment Plan

Over the three years of the fiscal plan, transportation investments total $15.9 billion, and ensure a safe, reliable and equitable transportation network, encouraging mode shift to transit and active transportation with integrated multi-modal projects. The Province has secured federal cost sharing on projects and has leveraged investments through other partnerships.

The transportation capital plan includes an array of transit, infrastructure and highway improvements, including:

•	$6.0 billion to construct the Surrey Langley SkyTrain project that will add a 16-km extension of the existing Expo Line on an elevated guideway primarily along Fraser Highway from King George Station to 203 St. in Langley City. The project includes eight new stations, three new transit exchanges, active transportation elements and provides transit-oriented development opportunities. The project is expected to be completed in 2029.

36 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

•	$4.2 billion to construct an eight-lane immersed tube Fraser River Tunnel that will replace the George Massey Tunnel on Highway 99, providing a toll-free crossing, cycling and walking connections across the Fraser River. The project is expected to be completed in 2030.

•	$3.0 billion to construct the Broadway Subway project, which will add 5.7 km of SkyTrain line and six stations, to provide frequent and reliable access to one of the most congested transit corridors in Metro Vancouver, meet current and future transportation needs, reduce traffic congestion and air pollution, and improve livability. The project is expected to be completed in 2027.

•	$2.7 billion investment towards Highway 1 Mt. Lehman Road to Highway 11. This phase of the Fraser Valley Highway 1 Corridor Improvements program provides improvements along 8 km of Highway 1 from Mt. Lehman Road Interchange to Highway 11. The project is expected to be completed in 2031.

•	$2.3 billion investment towards the Highway 1 264th Street to Mt. Lehman Road project. This phase of the Fraser Valley Highway 1 Corridor Improvements program will see a new 264th Interchange, improvements to the Mt. Lehman Crossing, replacement of the Bradner Overpass and 13.2 km of highway widening along Highway 1 with new HOV/EV lanes. The project is expected to be completed in 2028.

•	$1.2 billion to upgrade several sections of Highway 1 between Kamloops and Golden to a modern, four lane standard and allow for renewal of aging infrastructure. Projects include: Chase four-laning ($196 million); Salmon Arm West ($140 million); Ford Road to Tappen Valley Road ($243 million), Jumping Creek to MacDonald ($245 million), Selkirk ($129 million) and the R.W. Bruhn Bridge replacement ($260 million). The projects are set to be completed between 2025 and 2027.

•	$538 million for two projects that are restoring access to critical road infrastructure in the Cariboo region damaged by slides. The Highway 97 at Cottonwood Hill ($335 million) and Blackwater Road at Knickerbocker Road ($203 million) projects will restore permanent and safe access. Both projects are expected to be completed in 2026.

•	$437 million for two projects on Highway 1 in the Fraser Thompson Corridor damaged in the 2021 atmospheric river event. The projects restore the highway, improve resiliency and increase reliability. The Nicomen River Bridge project ($144 million) is expected to be completed in 2025 and the Tank Hill project ($293 million) is expected to be completed in 2026.

•	$117 million to upgrade the Kootenay Lake ferry service including constructing an electric-ready ferry vessel for service on Kootenay Lake and upgrading the terminals. The project will allow the Kootenay Lake ferry service to serve the next generation of ferry users and supports CleanBC’s plan to achieve full electrification of the inland ferry fleet by 2040. The project is expected to be completed in 2026.

•	$84 million to construct a new Victoria HandyDART Centre for use by BC Transit, which will facilitate growth of Victoria’s bus system and support introducing a low-carbon fleet of vehicles that will enhance HandyDART services. The project is expected to be completed in 2025.

•	$77 million flyover from Highway 17 northbound to Keating Cross Road westbound in Central Saanich to improve safety. The project is expected to be completed in 2025.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 37

Three Year Fiscal Plan

Approximately $15.8 billion for transportation operating and capital investments over the next three years include:

•	$14.0 billion of provincial investment in transportation infrastructure; and

•	$1.7 billion of investment leveraged through federal cost sharing and partnerships with local governments and other organizations.

Table 1.7 Provincial Transportation Investments

	Updated	Budget			Fiscal
	Forecast	Estimate	Plan	Plan	Plan
	2024/25	2025/26	2026/27	2027/28	Total
Provincial investments:
– Highway corridor rehabilitation	355	417	461	383	1,261
– Side road improvements	196	198	197	201	596
– Pattullo Bridge replacement	232	251	112	147	510
–Highway 99 Tunnel Program [1]	156	272	576	921	1,769
– Transportation Infrastructure Recovery	198	428	360	623	1,411
– Fraser Valley Highway 1 Corridor Improvements Program	315	556	650	549	1,755
– Highway 1 to Alberta border	146	219	182	118	519
– Broadway Subway	221	306	238	275	819
– Surrey Langley Skytrain	882	1,034	1,185	547	2,766
– Transit Infrastructure	137	332	404	379	1,115
– Transportation and Trade Network Reliability	261	455	456	325	1,236
– Safety improvements	59	61	65	77	203
– Community and other programs	23	21	25	25	71
Total provincial investments	3,181	4,550	4,911	4,570	14,031
Investments funded through contributions from other partners	386	857	594	277	1,728
Total investments in transportation infrastructure [2]	3,567	5,407	5,505	4,847	15,759

1   Includes the Fraser River Tunnel Project and Highway 99/Steveston Interchange Transit & Cycling Improvements.

2   Total investments include operating and capital spending.

Investments in Housing

Over the next three years, approximately $2.8 billion in taxpayer-supported capital spending will be invested to develop housing across British Columbia. These projects are expected to create thousands of new homes over the next three years, providing a mix of shelter space, supportive housing, affordable housing, and market rental housing.

Housing projects are financed through a combination of government transfers for the development and purchase of provincially-owned assets and operating grants for the development and purchase of non-provincially-owned assets.

38 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Examples of housing capital investments in Budget 2025 include:

•	$221 million to develop 328 units through the Woodland Park affordable rental housing project, located at 296 Angela Drive, Port Moody. This project will increase middle-income market rental homes in Port Moody, an area in high need, and establish affordable housing for individuals with varying incomes. The project is expected to be completed in 2026.

•	$166 million to develop 350 units through the 128 to 134 East Cordova Street project in Vancouver. The project redevelops aging emergency shelter and transition facilities in the Downtown Eastside to provide a variety of social and housing services. This is a partnership between BC Housing, the City of Vancouver, Canada Mortgage and Housing Corporation and the Salvation Army Vancouver. The project is expected to be completed in 2026.

•	$151 million to develop 248 units through the 1015 East Hastings project in Vancouver. This project, which is a partnership between BC Housing, the Vancouver Aboriginal Friendship Center Society, and the City of Vancouver, aims to provide 80 shelter spaces, 25 supportive housing units, 87 affordable housing units, and 56 market rental housing units within a mixed-use building in the Downtown Eastside. The project is expected to be completed in 2025.

•	$140 million to develop 205 units through the Pandora housing project, located at 926-930 Pandora Avenue, Victoria. The project is being developed in partnership with the City of Victoria and the Capital Region Housing Corporation. The 47 units of supportive housing, 158 units for low to moderate income households, and a community and child care space will be part of a 20-storey mixed-use concrete building. The project is expected to be completed in 2029.

•	$120 million to develop 176 units through the Bertram project, located at 1451 Bertram Street, Kelowna. The project will provide non-market and affordable market rental housing for moderate to middle income families. The project is expected to be completed in 2029.

•	$79 million to develop 109 units through the King Edward supportive housing project, located at 1406 and 1410 East King Edward Avenue, Vancouver. The project will provide permanent housing and supportive programming space for people experiencing homelessness or at risk of homelessness. The project is expected to be completed in 2026.

•	$72 million to develop 154 units through the Crosstown project, located at 3020 Douglas Street and 584 Burnside Road East in Victoria. The project redevelops the Tally Ho property into a multipurpose building with a mixture of community and supportive housing units for low-income individuals, families, seniors, and people who have experienced or are at risk of homelessness. The project is expected to be completed in 2025.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 39

Three Year Fiscal Plan

Ministry Capital Spending

Budget 2025 includes $1.9 billion in capital spending by government ministries over the fiscal plan period. This will support investments in maintaining, upgrading and expanding infrastructure, such as provincial park amenities, wildfire facilities and equipment, courthouses, correctional centres, office buildings and information systems.

Capital Project Reserves

The three-year capital plan includes $300 million of central project reserves.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•	direct borrowing (debt financing);

•	operating cash surplus;

•	cost sharing with partners (e.g. federal government, regional hospital districts); and

•	partnerships with the private sector (public-private-partnerships, or P3s).

Self-Supported Capital Spending

Capital investments of self-supported commercial Crown agencies are projected to total over $14.0 billion over the fiscal plan period. Self-supported investments mainly include:

•	$13.2 billion of total self-supported capital spending for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability. Included in this total is construction of a third dam and hydroelectric generating station on the Peace River through the Site C project. BC Hydro’s electricity system was largely built in the 1960s, 1970s, and 1980s and B.C.’s population and economy continue to grow. BC Hydro is upgrading and maintaining aging assets and will embark on an unprecedented level of construction over the next 10 years, expanding British Columbia’s electricity system for the future.

•	$340 million for ICBC projects, including the costs for the head office relocation, investments in information technology, and facility maintenance and upgrades.

•	$310 million for BC Lottery Corporation projects, including replacement of key legacy business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•	$92 million for Liquor Distribution Branch projects, including investments for updates and improvements to liquor stores, technology-related projects, and ongoing operating equipment replacements.

Table 1.8 provides information on major capital projects, and further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

40 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

Projects Over $50 million

Approved major capital projects with multi-year budgets totaling $50 million or more, including provincial funding, are shown in Table 1.8. Annual allocations of the budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.6.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $79.7 billion, reflecting provincial financing of $68.8 billion, including internal sources and public-private-partnership liabilities, as well as $10.9 billion in contributions from the federal government and other sources, including private donations.

The following projects have been added to the table since the Fall 2024 Economic & Fiscal Update (Fall 2024 Update):

•	East Kootenay Regional Hospital – Oncology and Renal Redevelopment ($59 million);

•	FIFA World Cup 2026 – Stadium Capital Improvements ($109 million); and

•	BC Hydro – Materials classification facility project ($76 million).

The following projects have been completed since the Fall 2024 Update and are no longer listed in the table:

•	Pexsisen Elementary and Centre Mountain Lellum Middle;

•	BC Hydro – 5L063 Telkwa relocation project; and

•	BC Hydro – Street light replacement program.

Other changes since the Fall 2024 Update include:

•	Handsworth Secondary project’s anticipated total cost decreased from $69 million to $68 million to reflect the final project cost. Internal borrowing decreased by $1 million;

•	Fleetwood Park Secondary project’s year of completion was amended from 2028 to 2029 to align with the revised project schedule;

•	Simon Fraser University – Student Housing project’s anticipated total cost decreased from $116 million to $115 million to reflect the final project cost. Contributions from other sources decreased by $1 million;

•	The University of British Columbia – Brock Commons Phase 2 – Student Housing project’s anticipated total cost decreased from $165 million to $162 million to reflect the final project cost. Contributions from other sources decreased from $163 million to $160 million;

•	Okanagan College – Student Housing project’s year of completion was amended from 2024 to 2025 to align with the revised project schedule;

•	Royal Roads University – West Shore Learning Centre project’s anticipated total cost decreased from $112 million to $108 million to reflect the revised project cost. Contributions from other sources decreased from $32 million to $28 million;

Budget and Fiscal Plan - 2025/26 to 2027/28	| 41

Three Year Fiscal Plan

•	The University of British Columbia – Recreation Centre North project’s year of completion was amended from 2024 to 2025 to align with the revised project schedule;

•	Capilano University – Squamish Student Housing project’s year of completion was amended from 2026 to 2027 to align with the revised project schedule;

•	British Columbia Institute of Technology – Trades and Technology Complex project’s contributions from other sources decreased by $1 million to reflect a grant received from the federal government;

•	Burnaby Hospital Redevelopment – Phase 1 transferred project scope to Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre. As a result, the anticipated cost for Phase 1 decreased by $104 million and the cost for Phase 2 increased by $104 million. Burnaby Hospital Redevelopment – Phase 1 project’s year of completion was amended from 2028 to 2026 due to this scope transfer;

•	Nanaimo Cancer Centre project’s internal borrowing increased by $12 million and decreased by $12 million in other funding sources. The project budget remains unchanged;

•	Highway 1 Corridor – Falls Creek project’s internal borrowing decreased from $82 million to $72 million to reflect the federal contribution of $10 million;

•	Highway 5 Corridor project’s internal borrowing decreased from $141 million to $119 million to reflect the federal contribution of $22 million;

•	Highway 1 Corridor – Nicomen Bridge project’s internal borrowing decreased from $109 million to $89 million to reflect the federal contribution of $20 million;

•	Blackwater North Fraser Slide project’s internal borrowing decreased from $200 million to $197 million to reflect the federal contribution of $3 million;

•	Cottonwood Hill at Highway 97 Slide project’s internal borrowing decreased from $330 million to $323 million to reflect the federal contribution of $7 million;

•	Highway 1 Corridor – Tank Hill project’s internal borrowing decreased from $277 million to $273 million to reflect the federal contribution of $4 million;

•	BC Housing – Crosstown project’s year of completion was amended from 2024 to 2025 to align with the revised project schedule;

•	BC Housing – 128 to 134 East Cordova St project’s year of completion was amended from 2025 to 2026 to align with the revised project schedule;

•	BC Housing – 296 Angela Drive project’s anticipated total cost increased from $204 million to $221 million to reflect the revised project cost. Internal borrowing increased from $136 million to $142 million and the federal contribution increased from $37 million to $48 million;

•	BC Housing – 2086-2098 W 7th Ave project’s year of completion was amended from 2026 to 2027 to align with the revised project schedule;

•	BC Housing – Clark & 1st Ave project’s anticipated total cost increased from $109 million to $188 million to reflect the revised project cost. Internal borrowing decreased from $75 million to $32 million, federal financing increased by $121 million and contributions from other sources increased from $34 million to $35 million;

42 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

•	BC Housing – 1451 Bertram St project’s year of completion was amended from 2028 to 2029 to align with the revised project schedule;

•	BC Hydro – Bridge River 1 - penstock concrete foundation refurbishment project’s anticipated total cost decreased from $72 million to $65 million due to the foundation condition being better than expected following the debris removal and the construction being completed three months ahead of schedule and not requiring the project contingency;

•	BC Hydro – Mica modernize controls project’s year of completion was amended from 2024 to 2025 due to complex engineering verifications for key transmission equipment, and availability of technical experts to complete the reviews;

•	BC Hydro – Various Sites - EV charging infrastructure implementation program’s cost to date is lower than previously reported due to reclassification of equipment to other EV infrastructure programs;

•	BC Hydro – Kootenay Canal modernize controls project’s year of completion was amended from 2028 to 2029 due to outage constraints.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 43

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	60	1	61	61	-	-	-
New Westminster Secondary [2]	2021	97	10	107	107	-	-	-
Handsworth Secondary [2]	2022	68	-	68	68	-	-	-
Quesnel Junior School [2]	2022	48	4	52	52	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	52	2	54	49	-	-	5
Coast Salish Elementary [2,3]	2023	28	15	43	38	-	-	5
Burnaby North Secondary [2]	2024	117	-	117	108	-	-	9
Eric Hamber Secondary [2]	2024	93	13	106	94	-	-	12
Victoria High School [2]	2024	99	1	100	97	-	-	3
Cedar Hill Middle	2025	27	27	54	50	-	-	4
Cowichan Secondary	2025	81	5	86	84	-	-	2
Henry Hudson Elementary	2025	29	31	60	49	-	-	11
North East Latimer Elementary	2025	17	35	52	52	-	-	-
Burke Mountain Secondary	2026	59	101	160	135	-	-	25
Carson Elementary	2026	12	49	61	61	-	-	-
New East Side Elementary	2026	1	58	59	59	-	-	-
New Cloverley Elementary	2026	8	56	64	61	-	-	3
Sníne Elementary
- (formerly Pineview Valley Elementary)	2026	16	49	65	65	-	-	-
George Pringle Secondary
- (formerly Westside Secondary)	2027	28	96	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	2	64	66	66	-	-	-
Prince Rupert Middle	2027	3	124	127	127	-	-	-
Smith Middle and Secondary	2027	-	306	306	306	-	-	-
Cameron Elementary	2028	-	68	68	68	-	-	-
Guildford Park Secondary	2028	1	64	65	60	-	-	5
John Diefenbaker Elementary	2028	-	53	53	53	-	-	-
Mission Secondary	2028	1	175	176	175	-	-	1
Montgomery Middle	2028	-	87	87	87	-	-	-
Pitt Meadows Secondary	2028	-	144	144	144	-	-	-
Tamanawis Secondary	2028	2	55	57	52	-	-	5
Fleetwood Park Secondary	2029	-	79	79	79	-	-	-
Olympic Village Elementary	2029	1	150	151	151	-	-	-
Seismic mitigation program [4]	2030	1,764	262	2,026	2,026	-	-	-
Total schools		2,714	2,184	4,898	4,805	-	-	93

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Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Post-secondary institutions
Simon Fraser University – Student Housing [2]	2023	114	1	115	73	-	-	42
University of Victoria – Student Housing [2]	2023	242	1	243	128	-	-	115
The University of British Columbia
–Brock Commons Phase 2 - Student Housing [2]	2024	162	-	162	2	-	-	160
British Columbia Institute of Technology
– Student Housing	2025	120	24	144	129	-	-	15
Capilano University – Student Housing	2025	24	34	58	41	-	-	17
North Island College – Student Housing	2025	46	32	78	76	-	-	2
Okanagan College – Student Housing	2025	57	18	75	73	-	-	2
Royal Roads University – West Shore Learning Centre	2025	81	27	108	80	-	-	28
Simon Fraser University
– Digital Research Infrastructure Refresh - CEDAR	2025	22	64	86	25	-	41	20
The University of British Columbia
– Recreation Centre North	2025	57	11	68	-	-	-	68
– School of Biomedical Engineering	2025	120	19	139	25	-	-	114
– The Gateway Building	2025	140	55	195	-	-	-	195
University of the Fraser Valley – Student Housing	2025	44	61	105	88	-	-	17
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	41	78	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	28	122	150	97	-	-	53
British Columbia Institute of Technology
– Trades and Technology Complex	2027	8	210	218	186	-	1	31
Camosun College - Student Housing	2027	-	155	155	152	-	-	3
Capilano University – Squamish Student Housing	2027	43	12	55	48	-	-	7
Douglas College – Academic and Student Housing	2027	38	294	332	232	-	-	100
Okanagan College – Centre for Food, Wine and Tourism	2027	1	56	57	52	-	-	5
Simon Fraser University – Student Housing Phase 3	2027	-	188	188	132	-	-	56
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	7	144	151	-	-	-	151
– UBCO Downtown Kelowna Project	2027	22	32	54	-	-	-	54
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2027	11	304	315	295	-	-	20
Vancouver Island University – Student Housing and Dining	2027	4	103	107	106	-	-	1
The University of British Columbia
– Student Housing - Lower Mall Precinct	2029	1	559	560	300	-	-	260
– Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2030	5	65	70	22	-	42	6
Total post-secondary institutions		1,438	2,669	4,107	2,362	-	84	1,661
Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	247	4	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	129	2	131	131	-	-	-
Penticton Regional Hospital Patient Care Tower [2]
– Direct procurement	2022	65	11	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement	2023	63	2	65	-	-	-	65
Lions Gate Hospital – New Acute Care Facility	2024	265	61	326	160	-	-	166
Health projects are continued on the next page

Budget and Fiscal Plan - 2025/26 to 2027/28	| 45

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health projects continued
Stuart Lake Hospital Replacement	2024	143	15	158	140	-	-	18
Clinical and Systems Transformation	2025	803	-	803	702	-	-	101
iHealth Project – Vancouver Island Health Authority	2025	155	-	155	55	-	-	100
Nanaimo Regional General Hospital
– ICU/HAU Redevelopment	2025	38	22	60	22	-	-	38
Surrey Memorial Hospital
- Hemodialysis Renal Centre	2025	13	72	85	84	-	-	1
- Interventional Cardiology and Interventional Radiology	2025	3	94	97	97	-	-	-
Burnaby Hospital Redevelopment – Phase 1	2026	304	329	633	599	-	-	34
Mills Memorial Hospital Replacement	2026	585	48	633	513	-	-	120
Royal Columbian Hospital Redevelopment Phases 2 & 3	2026	779	465	1,244	1,182	-	-	62
University Hospital of Northern BC Redevelopment Phase 1 – Site Preparation	2026	11	92	103	62	-	-	41
Abbotsford Long-Term Care	2027	22	189	211	157	-	-	54
Campbell River Long-Term Care	2027	-	134	134	80	-	-	54
Cowichan District Hospital Replacement	2027	425	1,021	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	225	365	590	413	-	-	177
Delta Long-Term Care	2027	3	177	180	162	-	-	18
Immunization BC Digital Platform	2027	53	22	75	75	-	-	-
Nanaimo Long-Term Care	2027	1	285	286	172	-	-	114
New St. Paul's Hospital	2027	1,402	778	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	-	178	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	108	61	169	79	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	2	222	224	157	-	-	67
Centre for Children and Youth Living with Health Complexity	2028	21	289	310	224	-	-	86
East Kootenay Regional Hospital
– Oncology and Renal Redevelopment	2028	-	59	59	-	-	-	59
Kamloops Cancer Centre	2028	-	359	359	314	-	-	45
Nanaimo Cancer Centre	2028	-	289	289	289	-	-	-
St. Vincent's Heather Long-Term Care	2028	5	202	207	207	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	95	272	367	257	-	-	110
Chilliwack Long-Term Care	2029	7	267	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	2029	-	187	187	112	-	-	75
Dr. F.W. Green Memorial Home	2029	1	155	156	94	-	-	62
New Surrey Hospital and BC Cancer Centre	2029	701	2,180	2,881	2,816	-	-	65
St. Paul's Hospital Clinical Support and Research Centre	2029	18	620	638	332	-	-	306
Vancouver General Hospital –
Operating Rooms Renewal - Phase 2	2029	63	269	332	312	-	-	20
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	2030	8	1,807	1,815	1,771	-	-	44
Squamish (Hilltop) Long-Term Care	2030	-	286	286	286	-	-	-
University Hospital of Northern BC Redevelopment
Phase 2 – Acute Care Tower	2031	-	1,579	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	31	1,928	1,959	1,889	-	-	70
Total health facilities		7,314	15,397	22,711	18,350	303	-	4,058

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Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation
Highway 99 10-Mile Slide [2]	2021	83	5	88	88	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	56	11	67	53		14	-
Highway 14 Corridor improvements [2]	2023	75	2	77	48	-	29	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	77	17	94	82	-	12	-
Highway 1 Corridor – Falls Creek	2024	85	58	143	72	-	71	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	592	9	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement	2024	100	19	119	69	-	50	-
Highway 5 Corridor	2024	245	105	350	119	-	231	-
BC Transit Victoria HandyDART Facility	2025	65	19	84	41	-	21	22
Highway 1 Chase Four-Laning [5]	2025	140	56	196	184	-	12	-
Highway 1 Corridor – Nicomen Bridge	2025	72	72	144	89	-	55	-
Highway 1 Salmon Arm West [6]	2025	92	48	140	109	-	31	-
Highway 7 Widening – 266th St. to 287th St.	2025	68	62	130	101	-	29	-
Highway 17 Keating Cross Overpass	2025	46	31	77	58	-	17	2
Highway 99 / Steveston Interchange, Transit & Cycling Improvements	2025	66	71	137	137	-	-	-
Pattullo Bridge Replacement	2025	1,022	615	1,637	1,637	-	-	-
Blackwater North Fraser Slide	2026	9	194	203	197	-	6	-
Cottonwood Hill at Highway 97 Slide	2026	21	314	335	323	-	12	-
Highway 1 216th St. to 264th St. widening	2026	90	255	345	249	-	96	-
Highway 1 Corridor – Tank Hill	2026	29	264	293	273	-	20	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	121	122	243	161	-	82	-
Highway 1 Selkirk	2026	8	121	129	97	-	32	-
Highway 95 Bridge Replacement	2026	18	72	90	61	-	29	-
Kootenay Lake ferry service upgrade	2026	73	44	117	100	-	17	-
Broadway Subway [7]	2027	1,736	1,218	2,954	1,957	-	897	100
Highway 1 Bus on Shoulder McKenzie to Colwood Interchange	2027	5	90	95	68	-	27	-
Highway 1 Goldstream Safety Improvements	2027	17	145	162	162	-	-	-
Highway 1 Jumping Creek to MacDonald	2027	43	202	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	55	205	260	169	-	91	-
Belleville Terminal Redevelopment	2028	16	315	331	289	-	42	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	198	2,142	2,340	2,340	-	-	-
Surrey Langley SkyTrain Project	2029	913	5,083	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [8]	2030	200	3,948	4,148	4,148	-	-	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11	2031	49	2,602	2,651	2,651	-	-	-
Total transportation		6,735	18,546	25,281	21,245	-	3,572	464

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Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Housing
Stanley New Fountain [2]	2023	77	1	78	9	-	-	69
58 W Hastings [2]	2024	153	7	160	67	-	21	72
1015 Hastings St. Development	2025	77	74	151	110	-	22	19
320 Hastings St. E. Redevelopment	2025	40	46	86	49	-	5	32
Crosstown [2]	2025	69	3	72	61	-	-	11
128 to 134 East Cordova St.	2026	30	136	166	36	-	27	103
1410 E King Edward Ave	2026	3	76	79	73	-	-	6
296 Angela Drive	2026	85	136	221	142	-	48	31
2086-2098 W 7th Ave	2027	3	105	108	92	-	-	16
Clark & 1st Ave	2028	10	178	188	32	-	121	35
1451 Bertram St.	2029	1	119	120	120	-	-	-
926 & 930 Pandora Ave	2029	2	138	140	130	-	-	10
Total housing		550	1,019	1,569	921	-	244	404
Other taxpayer-supported
Nanaimo Correctional Centre Replacement [2]	2024	176	5	181	181	-	-	-
FIFA World Cup 2026 - Stadium Capital Improvements	2026	32	77	109	109	-	-	-
Royal BC Museum – Collections and Research Building	2026	133	137	270	270	-	-	-
Connect the Basin – high-speed internet infrastructure	2027	1	75	76	43	-	29	4
Total other taxpayer-supported		342	294	636	603	-	29	4
Total taxpayer-supported		19,093	40,109	59,202	48,286	303	3,929	6,684
Power generation and transmission
BC Hydro
– Mica replace units 1-4 generator transformers project [2]	2022	79	10	89	89	-	-	-
– Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets [2]	2023	55	6	61	61	-	-	-
– Lake Buntzen 1 Coquitlam tunnel gates refurbishment project [2]	2023	63	11	74	74	-	-	-
– Wahleach refurbish generator project [2]	2023	57	4	61	61	-	-	-
– Bridge River 1 - penstock concrete foundation refurbishment project [2]	2024	56	9	65	65	-	-	-
– Capilano substation upgrade project [2]	2024	72	5	77	77	-	-	-
– G.M. Shrum G1 to 10 control system upgrade [2]	2024	71	5	76	76	-	-	-
– Mica modernize controls project	2025	55	1	56	56	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	69	32	101	101	-	-	-
– Site C project [9]	2025	14,229	1,771	16,000	16,000	-	-	-
– Vancouver Island radio system project	2025	51	7	58	57	-	-	1
– Various Sites - EV charging infrastructure implementation program	2025	67	6	73	55	-	10	8

Power generation and transmission projects are continued on the next page

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Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the Fall 2024 Economic & Fiscal Update released on December 17, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Dec. 31, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission projects continued
– Mainwaring station upgrade project	2026	62	92	154	154	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2026	45	26	71	71	-	-	-
– Sperling substation metalclad switchgear replacement project	2026	56	20	76	76	-	-	-
– Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	2	156	158	77	-	-	81
– Long Lake terminal station - transmission load interconnection project	2027	6	74	80	79	-	-	1
– Materials classification facility project	2027	21	55	76	76	-	-	-
– Minette - transmission load interconnection project	2027	4	68	72	52	-	-	20
– Ladore spillway seismic upgrade project	2028	37	336	373	373	-	-	-
– Treaty Creek Terminal - transmission load interconnection (KSM) project	2028	47	121	168	81	-	-	87
– Northwest - substations outage mitigation project	2028	22	67	89	87	-	-	2
– Peace to Kelly Lake stations sustainment project	2028	102	242	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	121	461	582	481	-	97	4
– Burrard switchyard - control building upgrade project	2029	5	52	57	57	-	-	-
– John Hart dam seismic upgrade project	2029	303	609	912	912	-	-	-
– Kootenay Canal modernize controls project	2029	18	43	61	61	-	-	-
– Bridge River 1 replace units 1-4 generators/ governors project	2032	19	294	313	313	-	-	-
Total power generation and transmission		15,794	4,583	20,377	20,066	-	107	204

Other self-supported
ICBC Head Office Relocation	2028	-	162	162	162	-	-	-
Total self-supported		15,794	4,745	20,539	20,228	-	107	204
Total projects over $50 million		34,887	44,854	79,741	68,514	303	4,036	6,888

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.
[2]	Assets have been put into service and only trailing costs remain.
[3]	The anticipated total cost was previously reported as $52 million and has been reduced to $43 million to reflect current estimates.
[4]	The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table.
[5]	Project is delivered in two segments, the Chase Creek Road to Chase West reached substantial completion in 2023 and the Chase West to Chase Creek Bridge is expected to complete in 2025.
[6]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2025.
[7]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.
[8]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.
[9]	The approved project cost estimate (June 2021) is $16 billion, with an approved project in-service date of December 2025 for the last generating unit. The first and second generating units have already gone in-service, in October 2024 and December 2024, respectively, ahead of the approved schedule. The anticipated project cost and cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

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Provincial Debt

Table 1.9 Provincial Debt Summary1

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2024/25	2025/26	2026/27	2027/28
Taxpayer-supported debt
Provincial government
Operating	22,028	29,703	39,775	50,092
Capital [2]	45,982	52,268	59,836	67,433
Total provincial government	68,010	81,971	99,611	117,525
Taxpayer-supported entities
BC Transportation Financing Authority	24,670	29,775	35,389	41,084
Health Authorities and Hospital Societies	2,337	2,287	2,233	2,173
Post Secondary institutions	963	984	1,023	1,017
Social Housing	1,316	2,584	3,520	2,738
Other [3]	415	1,118	1,636	1,942
Total taxpayer-supported entities	29,701	36,748	43,801	48,954
Total taxpayer-supported debt	97,711	118,719	143,412	166,479
Self-supported debt	35,305	37,913	40,300	42,351
Total provincial debt	133,016	156,632	183,712	208,830
Taxpayer-supported debt to GDP ratio	22.9%	26.7%	30.9%	34.4%
Total provincial debt to GDP ratio	31.2%	35.2%	39.6%	43.2%
Taxpayer-supported debt per capita ($)	17,147	20,787	25,189	29,027
Taxpayer-supported interest bite (cents per dollar of revenue)	4.3	4.9	5.8	6.9

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

Government obtains financing from outside sources mainly through debt instruments that are to be repaid on future dates. Total provincial debt is projected to increase by $75.8 billion over the fiscal plan period to $208.8 billion by 2027/28.

Taxpayer-supported debt is forecast to increase by $68.8 billion to $166.5 billion by 2027/28 to finance the operating deficits and significant investments in capital infrastructure over the next three years, including $9.3 billion for education projects, $15.5 billion for health facilities, $15.9 billion for transportation sector projects, $2.8 billion for social housing and $2.4 billion for other service delivery agencies and general government.

The self-supported debt of commercial Crown corporations is forecast to increase by $7.0 billion over the fiscal plan period, ending at $42.4 billion. This increase is mainly for capital investments related to improving and expanding British Columbia’s hydroelectric generation and distribution assets.

Borrowing requirements and debt are affected by changes in the timing of capital project spending as well as the Province’s actual operating results and the timing and amount of upcoming requirements. The current projection of total provincial debt for 2024/25 is $9.7 billion higher than in Budget 2024 due to a higher opening balance from 2023/24, an increased deficit, and pre-borrowing to meet refinancing requirements early in 2025/26.

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Increasing debt levels are expected to result in higher debt metrics, with taxpayer-supported debt-to-GDP rising to 34.4 per cent at the end of the fiscal plan period (see Chart 1.4). B.C.’s net liabilities-to-GDP remains one of the lowest in Canada (see Chart 1.5).

Chart 1.4 Taxpayer-Supported Debt-to-GDP

With increasing debt levels, government’s debt servicing costs are expected to increase over the fiscal plan period. A common metric of affordability is the interest bite, or the taxpayer-supported interest cost as a percentage of revenue, which is forecast at 4.3 per cent in 2024/25 and 6.9 per cent in 2027/28. While rising, these metrics remain low compared to other jurisdictions.

Chart 1.5 Debt Affordability Among Provinces

Government’s gross borrowing requirements over the fiscal plan period are anticipated to total $98.8 billion, which will finance government’s operating and capital investments, as well as refinancing of debt maturities (see Table 1.10).

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Appendix Table A15.

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Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Table 1.10 Provincial Borrowing Requirements

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2024/25	2025/26	2026/27	2027/28
Total provincial debt[1] at beginning of year	107,462	133,016	156,632	183,712
New borrowing [2]	29,158	31,070	33,059	34,673
Direct borrowing by Crown corporations and agencies	295	807	391	179
Retirement of debt [3]	(3,899)	(8,261)	(6,370)	(9,734)
Net change in total debt	25,554	23,616	27,080	25,118
Total provincial debt[1] at year end	133,016	156,632	183,712	208,830
Annual growth in debt (per cent)	23.8	17.8	17.3	13.7

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	New long-term borrowing plus net change in short-term debt.
[3]	Maturities (net of sinking fund balances), sinking fund contributions, and sinking fund earnings.

Relationship Between Surplus (Deficit) and Debt

In addition to operating results, the change in debt is affected by cash balance changes and other working capital changes, as well as the debt financing requirements of government’s capital plan. Table 1.11 reconciles the forecast deficits with changes in debt.

Table 1.11 Provincial Debt Changes

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2024/25	2025/26	2026/27	2027/28
Total provincial debt[1] at beginning of year	107,462	133,016	156,632	183,712
Taxpayer-supported debt changes	9,135	10,912	10,203	9,863
Annual deficit
Non-cash items	(3,142)	(3,336)	(3,490)	(3,692)
Changes in commercial Crown corporations' retained earnings	1,972	1,545	1,450	1,440
Changes in cash balances [2]	1,974	(3,888)	47	356
Changes in other working capital balances [3]	1,022	401	729	365
Taxpayer-supported capital spending	11,348	15,374	15,754	14,735
Annual change in total taxpayer-supported debt	22,309	21,008	24,693	23,067
Self-supported debt changes
Net operating cash flows	(1,377)	(2,220)	(2,241)	(2,541)
Commercial crown capital spending	4,622	4,828	4,628	4,592
Annual change in total self-supported debt	3,245	2,608	2,387	2,051
Annual change in total provincial debt	25,554	23,616	27,080	25,118
Total provincial debt[1] at year end	133,016	156,632	183,712	208,830

1	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
2	Changes in cash balances include all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

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Risks to the Fiscal Plan

Table 1.12 provides the estimated fiscal impacts of the identified sensitivities for some of the key variables in the fiscal plan projections on an individual basis. However, inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/CDN dollar exchange rate may be partly offset by higher commodity prices.

The assumptions and risk sensitivities for individual revenue sources and major program areas can be found in Appendix Tables A5 and A6, beginning on page 137.

Table 1.12 Key Fiscal Sensitivities
		($ millions)
Variable	Increases of	Annual Fiscal Impact
Nominal GDP	1%	$200 – $300
Lumber prices (US$/thousand board feet)	$50	$50 – $100 [1]
Natural gas prices (Cdn$/gigajoule)	25 cents	$100 – $200 [2]
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$50
Interest rates	1 percentage point	-$220
Debt	$500 million	-$18 to -$19

1   Sensitivity relates to stumpage revenue only.

2   Sensitivities can vary significantly especially at lower prices.

Own Source Revenue

The main areas that may affect own source revenue forecasts are B.C.’s overall economic activity, the performance of its major trading partners, the exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors, such as household income, consumer expenditures, housing starts, employment, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests, the Ministry of Energy and Climate Solutions and the Ministry of Mining and Critical Minerals based on private sector information.

Income tax revenue forecasts are based on projections of household income, net operating surpluses of corporations and the federal government estimates of national corporate taxable income. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates and tax credits can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Government revenues can also be volatile due to the influence of the cyclical natural resource sector in the economy, and the importance of natural resource revenues in the Province’s revenue base. Changes in commodity prices, such as natural gas, lumber or coal may have a significant effect on natural resource revenues and economic growth.

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The economic and revenue forecasts could be affected by trade related issues, such as the heightened risk of U.S tariffs. The imposition of U.S. tariffs on Canadian goods, followed by retaliatory measures from Canada, would lead to significant economic disruptions to B.C.’s economy. Refer to the topic box on page 98 for further information on potential impacts.

There is also the ongoing U.S.-Canada softwood lumber dispute. The imposition of countervailing and anti-dumping duties by the U.S. on Canadian softwood lumber exports has the effect of increasing market uncertainty and volatility as well as increasing costs and imposing burdensome bonding requirements for Canadian producers. B.C. disagrees with the views that the lumber industry is subsidized or that it sells lumber into the U.S. at below cost or sales value in Canada, and is supporting the federal government in its challenges of the application of duties to the World Trade Organization and under Chapter 19 of the North American Free Trade Agreement and under Chapter 10 of the Canada-United States-Mexico Agreement.

In addition, the industry continues to pay duties on the exports of softwood lumber products into the United States. As a result, some B.C. communities and residents that are reliant on the forest sector have been adversely affected by the continuing uncertainty and volatility. Actual results for a number of factors, including assumptions for lumber prices, harvest volumes, interest and exchange rates could pose risks to the fiscal plan.

Over the fiscal plan period, the outlook for forest revenue is lower than in recent years, incorporating lower harvest volumes. The impacts of the mountain pine beetle infestation and forest fires have reduced the supply of timber available to the forest industry. Government is also protecting more of the oldest and rarest forests through the old growth deferral strategy, while accelerating efforts to build a stronger, more innovative forestry industry.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Federal Government Contributions

Potential policy changes regarding federal government allocations, including health and social transfers and cost-sharing agreements, could affect the revenue and the expenditure forecasts. The forecast incorporates preliminary estimates of the cost associated with severe flooding and other events that are eligible for federal government contributions under the Disaster Financial Assistance Arrangements. Expenses and the related federal contributions could be higher or lower depending on the timing of the determination of expenses by the Province and federal validation.

Impacts of Federal Government Policy Changes

Unexpected changes in federal government policies may have a broader impact on the forecast of provincial revenues and spending programs. Changes to immigration targets may affect tax revenue sources and demands for government programs and services. For example, the recently announced cap on international students may impact the student-related revenues and spending of post-secondary institutions.

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Crown Corporations

Crown corporations provided financial forecasts and statements of assumptions approved by their boards, which were used to prepare the government’s fiscal plan. These forecasts, along with further details on assumptions and risks, are also included in the service plans of these corporations and agencies, being released with the budget.

SUCH Sector

The fiscal plan incorporates three-year projections for school districts, post-secondary institutions, and health authorities, based on plans submitted by those entities.

Forecasts for the health authorities have been signed off by the board chairs of the respective health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending pressures.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education and Child Care based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds several demand-driven programs, including those delivered through third-party delivery agencies, such as health care, K-12 and post-secondary education, income assistance and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests and the Ministry of Emergency Management and Climate Readiness include base amounts to fight wildfires and deal with floods and other public emergencies. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Increasing levels of debt result in a higher potential impact from the risk of interest rate increases.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of construction bids) resulting in project costs that are higher than the initial approved budgets. For large capital projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

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Other risks affecting capital spending forecasts include:

•	changes in the timing of capital project spending, which may reduce borrowing requirements and debt needed to fund capital investments in the near term;

•	weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

•	changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of, and wage rates for, skilled workers, and borrowing costs;

•	the accuracy of capital project budget and construction schedule forecasts;

•	the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•	the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of the Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of judgments and settlements). These developments may affect government revenues and/or expenditures in other ministries. Litigation may also impact government agencies and corporations.

Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where these expenses can be reasonably estimated. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the Contingencies Vote.

Prudence and Risk

The economic, financial, and external variables and factors that impact the estimates of revenues, expenditures, capital spending and debt will change throughout the year as new information becomes available with potentially material impacts. As a result, the actual operating surplus/deficit, capital expenditure and debt figures may differ from the current forecast. Government will continue to update the fiscal plan throughout the year.

Government incorporates a prudent approach in forecasting with the aim of meeting or exceeding budget projections. This prudence is primarily reflected in revenue projections that are supported by various sources of external information, and spending forecasts which include complete costing for approved programs and initiatives. More specifically, the following measures are part of Budget 2025:

•	Economic growth assumptions for the province’s major trading partners are prudent compared to private sector forecasts to reflect external risks. The Budget 2025 projections for British Columbia real GDP are within the range of the outlook provided by members of the Economic Forecast Council.

56 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Three Year Fiscal Plan

•	The Budget 2025 natural gas price forecast is lower than the private sector average over the next three years, to adopt prudence in preparing the natural gas royalty forecast. Over the ensuing three years, the Budget 2025 natural gas price projection averages 90 cents lower than the average of the private sector forecasters (see Appendix Table A6 for details).

•	The Budget 2025 expense forecast includes a Contingencies voted appropriation of $4 billion in each year of the fiscal plan to manage priority spending initiatives and caseload pressures.

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58 |

PART 2   |   TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2025/26	2026/27
		($ millions)
Income Tax Act
• Increase Film Incentive BC basic tax credit to 40 per cent and basic production services tax credit to 36 per cent	January 1, 2025	*	(45)
• Introduce major production tax credit	January 1, 2025	*	(1)
• Amend regional and distant location tax credits for animation productions	January 1, 2025	*	(2)
• Increase interactive digital media tax credit to 25 per cent and make permanent	September 1, 2025	*	(5)
• Increase small business venture capital tax credit annual limit	January 1, 2025	*	*
• Extend BC Family Benefit payments for grieving families	January 1, 2025	*	*
• Extend clean buildings tax credit	March 31, 2025	*	*
• Extend training tax credit for apprentices	January 1, 2026	*	*
• Amend enhanced training tax credit for apprentices	April 1, 2025	*	*
Mineral Tax Act
• Extend new mine allowance	January 1, 2026	*	*
Police Act
• Set property tax rates	January 1, 2025	*	*
Property Transfer Tax Act
• Introduce exemption for First Nation property ownership	May 21, 2024	*	*
Provincial Sales Tax Act
• Eliminate exemption for used zero-emission vehicles	May 1, 2025	48	54
Small Business Venture Capital Act
• Increase equity tax credit budget by $15 million per year for three years	2025 taxation year	(15)	(15)
School Act
• Set provincial residential class school property tax rates	January 1, 2025	*	*
• Set provincial non-residential class school property tax rates	January 1, 2025	*	*
• Introduce exemption for eligible First Nations’ properties used for certain purposes	December 31, 2025	*	(2)
South Coast British Columbia Transportation Authority Act
• Increase maximum parking rights tax rate	royal assent	*	*
Speculation and Vacancy Tax Act
• Increase speculation and vacancy tax rates	January 1, 2026	12	47
• Exclude Predator Ridge from speculation and vacancy tax specified area	January 1, 2024	*	*
Taxation (Rural Area) Act
• Introduce Modern Treaty First Nations' property tax exemption in treaty designated	royal assent	*	*
foreshore areas
• Set provincial rural area property tax rates	January 1, 2025	*	*
• Introduce exemption for eligible First Nations' properties used for certain purposes	December 31, 2025	*	*
Various Acts
• Various technical measures	various	*	*
Total		45	31

  * Denotes measures that have no material impact on taxpayers.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 59

Tax Measures

Tax Measures — Supplementary Information

For more details on tax changes see:
www.gov.bc.ca/budgettaxchanges

Income Tax Act

Basic Credits for Film Incentive BC and the Production Services Tax Credit Increased

The basic Film Incentive BC tax credit is increased from 35 per cent to 40 per cent, and the basic production services tax credit is increased from 28 per cent to 36 per cent. These new rates apply to productions with principal photography beginning on or after January 1, 2025.

Major Production Tax Credit Introduced

Effective January 1, 2025, a new major production tax credit is available to production services tax credit claimants with B.C. production costs greater than $200 million. The major production tax credit is available for productions with principal photography starting on or after January 1, 2025, and is equal to 2 per cent of a corporation’s accredited qualified BC labour expenditures in respect of the major production. The credit will be available upon completion of the major production.

Regional and Distant Location Tax Credits Amended for Animation Productions

Effective January 1, 2025, the regional and distant location tax credits are amended to allow animation productions with a brick-and-mortar presence in a regional or distant location to claim the supplemental credits. The change applies for animation productions under either the Film Incentive BC tax credit or the production services tax credit with principal photography starting on or after January 1, 2025.

Under new rules, animation productions with a “physical office” located in prescribed regional or distant locations may be eligible for these supplemental tax credits provided that the labour expenditures claimed are for workers who are physically present and working in those offices at least 50 per cent of the time.

Claimants will be required to demonstrate that they are in compliance with these new rules to qualify for the regional and distant location tax credits. Production corporations found to be non-compliant may not be eligible for the regional and distant location tax credits or may not qualify for other tax credit amounts provided under the Film Incentive BC and production services tax credits.

Clean Buildings Tax Credit Extended

The deadline for qualifying expenditures for the clean buildings tax credit is extended by one year to March 31, 2026.

The temporary credit supports the government’s CleanBC plan by incentivizing energy efficiency upgrades that go above and beyond minimum requirements for existing buildings. Reducing a building’s energy use can reduce its environmental impact.

Improved energy efficiency can provide additional benefits such as increased affordability through reduced heating and cooling costs and improved health and comfort.

60 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Tax Measures

BC Family Benefit Amended for Grieving Families

Effective January 1, 2025, the BC Family Benefit is amended to continue payments for six months following a child’s death. This amendment harmonizes with the federal amendment to the Canada Child Benefit.

Interactive Digital Media Tax Credit Increased and Made Permanent

Effective September 1, 2025, the interactive digital media tax credit will increase to 25 per cent for eligible salaries and wages paid in B.C. on or after September 1, 2025. The program’s sunset date will also be removed and the program made permanent.

Small Business Venture Capital Tax Credit Annual Limit Increased

Effective for 2025 and subsequent taxation years, the annual credit limit that an individual can claim for investments made on or after March 4, 2025, is increased from $120,000 to $300,000.

Training Tax Credit for Apprentices Extended and Amended

The training tax credit for individuals will be extended for three years, to the end of 2028. The program is also amended effective April 1, 2025, so that those who are eligible for the enhanced credit for First Nations individuals or persons with a disability continue to receive the enhanced credit after the federal Apprenticeship Incentive Grant expires on March 31, 2025. Currently, the amount of the enhanced training tax credit is tied to the amount received under the federal grant.

First Nations individuals and persons with a disability are under-represented in the trades and face challenges completing their training. The training tax credit for individuals supports a diverse workforce by providing an enhanced credit for First Nations apprentices and apprentices with disabilities.

Mineral Tax Act

New Mine Allowance Extended

The new mine allowance will be extended for five years, to the end of 2030, by regulation.

Police Act

Police Tax Rates Set

The police tax is a provincial property tax to help recover the Province’s costs of policing in rural areas and small municipalities with populations below 5,000.

The Police Act allows for up to 50 per cent of legislated costs to be recovered through the police tax. Additional policy-based deductions further reduce the revenue. Effective for the 2025 tax year, the police tax rate is set to recover 33 per cent of legislated costs, after policy-based deductions, consistent with the policy in place since 2023.

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Tax Measures

Property Transfer Tax Act

Exemption for First Nation Property Ownership Introduced

Effective May 21, 2024, a First Nation that is a band under the federal Indian Act is exempt from property transfer tax when transferring legal ownership of a property to the First Nation if the property is already beneficially owned by the First Nation. The exemption only applies to land beneficially owned by the First Nation prior to May 21, 2024.

This exemption addresses tax consequences arising from the Land Title Act and Property Law Act amendments introduced in 2024 that eliminated legal barriers to First Nations directly owning property.

Provincial Sales Tax Act

Exemption for Used Zero-Emission Vehicles Eliminated

Effective May 1, 2025, used zero-emission vehicles will be subject to provincial sales tax. The exemption for used zero-emission vehicles that was introduced in Budget 2022 was originally scheduled to end in 2027.

School Act

Exemption for Eligible First Nations’ Properties Used for Certain Purposes Introduced

Effective for the 2026 taxation year, the Province will exempt First Nations’ interest in eligible properties from annual provincial school property tax. This exemption will apply to eligible properties assessed as having no present use or that are used for cultural or community purposes.

This measure is the result of collaborative engagement with First Nations and represents an important step forward on the path to reconciliation. The Ministry of Finance will continue to work with First Nations to address additional concerns surrounding property tax on culturally significant lands.

Provincial Residential Class School Property Tax Rates Set

The longstanding rate setting policy is that average residential class school property taxes, before application of the home owner grant, increase by the previous year’s provincial inflation rate. This rate setting policy has been in place since 2003 and continues in 2025.

The tax rate policy seeks to achieve an equitable balance between taxpayers in different areas of the province. Tax rates are lower in school districts that have the highest average assessed values. Still, a residential taxpayer with an average home value in a school district with low average values pays less school tax on their home than a taxpayer with an average home value in a school district with higher average assessed values.

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Tax Measures

Provincial Non-Residential Class School Property Tax Rates Set

A single province-wide school property tax rate is set for each of the non-residential property classes. Consistent with longstanding policy, the rates for 2025, except for the rate for the industrial property classes, will be set so that non-residential class school tax revenue will increase by inflation plus tax on new construction from the 2024 tax revenues. The light industry class tax rate will be set at the same rate as the business class tax rate, consistent with the policy announced in Budget 2008.

From 2005 to 2024, the rate setting policy was to increase non-residential class school tax revenue by inflation plus tax on new construction, except for the 2020 tax year when significant property tax relief was delivered to commercial property classes through a reduction in school property tax rates.

The school tax rate for class 4 major industry is reduced to offset the removal of the provincial industrial property tax credit. This rate setting policy has been in place since 2023 and continues in 2025.

Small Business Venture Capital Act

Small Business Venture Capital Program Budget Temporarily Increased

Effective for the 2025 to 2027 calendar years, the total annual amount of tax credits that may be approved under the small business venture capital program is temporarily increased by $15 million to $53.5 million. An amount of $10 million per year is allocated equally between the investment streams for new businesses, clean technology, interactive digital media, and businesses located outside of the Metro Vancouver and Capital regional districts. The remaining $5 million per year is available for investments in all businesses eligible to participate in the program.

South Coast British Columbia Transportation Authority Act

Maximum Parking Rights Tax Rate Increased

Effective on royal assent, the maximum tax rate on parking rights that the South Coast British Columbia Transportation Authority (TransLink) can charge in the TransLink transportation service region is increased from 24 per cent to 29 per cent. Exemptions from the tax include metered street parking, a resident’s primary parking space, and parking sites purchased for 28 consecutive days or more to park a vehicle used solely for business purposes. This tax applies primarily to off-street parking in the TransLink Service region. Revenue is used to fund road and transit operations within the region.

Speculation and Vacancy Tax Act

New Speculation and Vacancy Tax Rates Introduced

Effective January 1, 2026, the rate for Canadian citizens and permanent residents who are not untaxed worldwide earners, as well as others currently taxable at 0.5 per cent under the Speculation and Vacancy Tax Act will increase from 0.5 per cent to 1 per cent.

The rate for foreign owners and untaxed worldwide earners, as well as others specified under the Speculation and Vacancy Tax Act currently taxed at 2 per cent, will increase from 2 per cent to 3 per cent.

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Tax Measures

The new tax rates will apply to the speculation and vacancy tax payable by property owners based on the use of their residential properties during the 2026 calendar year and onward, and will not impact taxpayers declaring based on the use of their residential properties in 2025 or before.

More than 99% of people who live in B.C. are exempt from paying the speculation and vacancy tax. In conjunction with the tax rate increases, the non-refundable speculation and vacancy tax credit for residents of British Columbia will also be increased from $2,000 to $4,000.

Increasing speculation and vacancy tax rates will help ensure residential properties are used as homes rather than investments. The revenue collected through the tax supports affordable housing in the areas where the tax applies.

Registered leaseholders who are not already required to declare in 2024 will declare for the first time in 2025, based on the use of the property in 2024.

Predator Ridge Excluded from Speculation and Vacancy Tax Specified Area

Effective retroactively to January 1, 2024, the Predator Ridge resort in the City of Vernon is excluded from the specified area for the speculation and vacancy tax.

Taxation (Rural Area) Act

New Modern Treaty First Nations’ Property Tax Exemption in Treaty Designated Foreshore Areas Introduced

Effective for the 2026 taxation year, lands and improvements in rural areas within a treaty designated foreshore area that are owned or held by the Modern Treaty First Nation or its public institutions will be exempt from property tax.

The exemption will bring the property tax treatment of Modern Treaty First Nations in line with other local governments that are typically exempt from property taxes in areas where they exercise governance authorities.

Exemption for Eligible First Nations’ Properties Used for Certain Purposes Introduced

Effective for the 2026 taxation year, the Province will exempt First Nations’ interest in eligible properties from annual rural property tax. This exemption will apply to eligible properties assessed as having no present use or that are used for cultural or community purposes, and will mirror the new provincial school tax exemption for eligible First Nations’ properties.

64 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Tax Measures

Provincial Rural Area Property Tax Rates Set

A single rural area residential property tax rate applies province-wide. The longstanding rate setting policy that average residential rural property taxes increase by the previous year’s provincial inflation rate continues for 2025.

Consistent with longstanding policy, non-residential rural area property tax rates are set so that total non-residential rural area tax revenue increases by the consumer price index plus tax on new construction.

With the exception of utility and industrial properties in the Peace River Regional District, there is one rural tax rate per property class province-wide. This means the tax falls more heavily in areas where average values are higher. The effect is relatively minor because average values do not vary widely in rural areas across British Columbia.

Various Acts

Various Technical Measures

•	Effective January 1, 2019, the Speculation and Vacancy Tax Act is amended to accept opinions and documents completed by nurse practitioners for health-related exemptions.

•	Effective on royal assent, the Provincial Sales Tax Act is amended to clarify that where a vehicle is brought into B.C. and a person registers it for use, the provincial sales tax payable on that vehicle is reduced by the amount of B.C. sales tax the person previously paid on that vehicle.

•	Municipal and regional district tax (MRDT) Program Requirements will be updated to reflect that designated recipients of an MRDT that is set to expire near a scheduled provincial election may have their MRDT extended past the election date without completing a full renewal application.

•	Effective on royal assent, the Income Tax Act is amended to clarify when the Minister must start to pay interest on any unpaid refunds of the natural gas tax credit because of a subsequent assessment by the Canada Revenue Agency.

•	Effective the date of the relevant federal change, the Income Tax Act is amended to update references to the federal Income Tax Act following federal changes to corporate instalment provisions in respect of new federal tax credits.

•	Effective January 1, 2013, the Income Tax Act is amended to clarify that the income of an ineligible spouse or common-law partner is included in the calculation of adjusted income for the refundable sales tax credit.

•	Effective June 1, 2025, the Assessment Authority Act is amended to transfer the authority to approve BC Assessment’s annual budget and levy request from the Lieutenant Governor in Council to Treasury Board.

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Tax Measures

Carbon Tax Act

Budget 2023 implemented annual carbon tax increases of $15/tonne until the carbon tax reaches $170/tonne in 2030 as per federal carbon pricing requirements. Government remains committed to removing the consumer carbon tax should the federal government remove the requirement for carbon pricing across Canada (also known as the federal backstop).

Budget 2025 ensures that revenue from the increase to the carbon tax effective April 1, 2025 is more than fully allocated to the climate action tax credit. Given lower-than-expected incremental revenue and uncertainty around the future of federal carbon pricing, the climate action tax credit amounts from 2024/25 will be maintained for the 2025/26 benefit year. Nonetheless, for 2025/26, the incremental revenue from the carbon tax increase is forecast to be $665 million, while the incremental spending on the climate action tax credit enhancements is forecast to be $670 million1. As it stands, 100 per cent of incremental carbon tax revenue is returned to British Columbians through the climate action tax credit.

1 Carbon tax revenue and climate action tax credit spending denote the amounts above the $50 per tonne carbon price.

66 |	Budget and Fiscal Plan - 2025/26 to 2027/28

PART 3 | BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK 1

Summary

B.C.’s economy experienced moderate growth in 2024 amid relatively high interest rates, persistent price pressures and ongoing global economic uncertainty. Looking ahead, lower population growth resulting from changes to the federal government’s immigration policies is expected to moderate the labour market and consumer spending. Meanwhile, B.C. and many of its top trading partners are facing heightened uncertainty surrounding restrictive global trade policies, particularly from U.S. tariffs. Despite ongoing global uncertainty, B.C.’s diverse economy helps place the province in a relatively better position to withstand these economic challenges compared to other provinces.

Given the evolving and fluid situation, implementation of U.S. tariffs and Canada’s response are not incorporated into the Budget 2025 economic outlook. Instead, increased risk and uncertainty from restrictive global trade policies are reflected in lower growth assumptions for many of B.C.’s trading partners compared to private sector projections. For more information on the potential impact of U.S. tariffs on B.C.’s economy, a scenario has been developed based on government announcements as of February 4, 2025 and those details can be found in the topic box on page 98.

The province’s economic performance last year generally evolved as expected, with varied outcomes across sectors. The labour market showed signs of softening while consumer spending and exports remained weak. Meanwhile, housing market activity was mixed compared to the previous year due to elevated interest rates and affordability challenges. While declining from the previous year’s record high, home construction remained relatively strong in 2024. Inflation in B.C. continued to remain within the Bank of Canada’s target range; however, the shelter component remained elevated.

Chart 3.1 Ministry's Outlook for B.C. Compared to Private Sector

B.C. real GDP (annual per cent change)

1 Reflects information available as of February 5, 2025, unless otherwise indicated.

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British Columbia Economic Review and Outlook

The Ministry of Finance (Ministry) estimates that the economy expanded by 1.2 per cent in 2024. Looking ahead, the Ministry forecasts economic growth will increase to 1.8 per cent in 2025 and then by 1.9 per cent in 2026. The Ministry expects modest growth through the forecast horizon, reflecting lower population growth from the federal government’s 2025-2027 Immigration Levels Plan and trade uncertainty. As the economy adjusts to these factors, economic growth is expected to improve over the medium-term, supported by steady employment and wage growth, gains in consumer spending and higher exports. Over the medium-term (2027 to 2029), real GDP growth is expected to average 2.1 per cent annually. Overall, the Ministry’s near-term forecast for B.C. real GDP growth matches the average outlook provided by the Economic Forecast Council (EFC), while the medium-term outlook is within the range provided by the EFC.

The main downside risks to B.C.’s outlook include uncertainty surrounding restrictive trade policies, immigration levels and population growth, renewed price pressures leading to interest rates remaining elevated for longer and an extended slowdown in the housing market. Other risks include weaker global demand, climate change impacts, the economic impacts of international geopolitical conflicts, as well as commodity market volatility.

British Columbia Economic Activity and Outlook

Since the Fall 2024 Economic & Fiscal Update (Fall 2024 Update), B.C.’s economy has generally evolved as expected for 2024. Last year, employment growth was supported by strong population and immigration growth. Despite relatively high interest rates and continued affordability challenges, home sales and the MLS average home sale price increased slightly in 2024. Coming off record highs in 2023, housing starts decreased in 2024 but remained strong and above the ten-year historical average despite elevated interest rates, skilled-labour shortages and increasing construction costs. Retail sales decreased slightly, year-to-date to November 2024, as high price levels and interest rates continued to reduce consumer purchasing power. Inflation in B.C. averaged 2.6 per cent in 2024, as the shelter component remains elevated and continues to be the primary driver. Additionally, export activity decreased amidst subdued global demand and lower energy prices.

Table 3.1 British Columbia Economic Indicators

	Third Quarter	Fourth Quarter	Annual[1]
	Jul. to Sep. 2024	Oct. to Dec. 2024	Jan. to Dec. 2024
	change from	change from	change from
All data seasonally adjusted, per cent change	Apr. to Jun. 2024	Jul. to Sep. 2024	Jan. to Dec. 2023
Employment	-0.8	+0.2	+2.3
Manufacturing shipments[2]	-0.1	+4.1	-1.5
Exports	-4.0	+2.2	-3.0
Retail sales[2]	+0.7	+1.5	-0.1
Consumer price index[1,3]	+2.4	+2.4	+2.6
Housing starts	-2.5	+3.0	-9.2
Residential sales units	+1.1	+11.5	+2.1
Residential average sale price	-0.6	+2.2	+1.1
Non-residential building permits[2]	-3.9	+1.2	-6.3

1 Non-seasonally adjusted data

2 Data to November

3 Quarterly calculations for CPI are year-over-year, e.g. Third Quarter is Jul. to Sep. 2024 change from Jul. to Sep. 2023

68 |	Budget and Fiscal Plan - 2025/26 to 2027/28

British Columbia Economic Review and Outlook

While B.C.’s economy has broadly evolved in line with prior expectations from the Fall 2024 Update, the estimate for B.C. real GDP growth for 2024 was revised upward to 1.2 per cent from 0.9 per cent while the estimate for nominal GDP growth has been revised up to 4.1 per cent from 3.4 per cent, partly due to increases in government spending and lower imports.

Looking ahead, while lower interest rates are expected to give a boost to consumer spending, the Ministry’s forecast over the near-term has moderated since the Fall 2024 Update, largely because of lower immigration and slowing population growth as well as the growing uncertainty surrounding restrictive trade policies, in particular U.S. and retaliatory tariffs. The Ministry’s forecast for B.C. real GDP growth in 2025 was revised down to 1.8 per cent from 1.9 per cent projected in the Fall 2024 Update. The downward revision reflects slower household consumption, lower home construction and exports, as well as a somewhat weaker labour market. Meanwhile, the forecast for nominal GDP growth in 2025 was unchanged at 4.3 per cent. B.C.’s economic performance is expected to improve slightly in 2026 on a year-over-year basis. The Ministry forecasts that real GDP will increase by 1.9 per cent in 2026 while nominal GDP is expected to rise by 4.3 per cent.

Over the medium-term, lower population and immigration are expected to soften the labour market, lowering employment growth, while the unemployment rate is expected to decrease as labour force growth slows. Inflation is forecast to continue towards the Bank of Canada’s target rate of around 2 per cent. Consumer spending is projected to improve going forward as interest rates continue to trend down. Residential construction is forecast to remain robust, supported by recent government housing policies, while home sales activity is expected to strengthen in response to interest rate cuts and increasing demand. On the trade front, export growth is forecast to be supported by LNG production; however, there is heightened uncertainty regarding global trade and the potential impacts from U.S. tariffs.

Labour Market

B.C.’s labour market ended 2024 on a positive note with three consecutive monthly increases over the fourth quarter (October to December). Overall, employment increased by 2.3 per cent (+66,100 jobs) in 2024 with both full- and part-time employment experiencing job gains. In particular, full-time employment increased by about 55,200 jobs, while part-time employment increased by about 11,000 jobs. Job growth occurred in the private sector (+35,800 jobs), public sector (+24,900 jobs) and self-employed (+5,300 jobs).

On an industry basis, employment gains in 2024 were concentrated in the services sector (+59,500 jobs), led by health care and social assistance (+27,000 jobs); professional, scientific and technical services (+11,000 jobs); as well as public administration (+10,300 jobs). Employment in the goods sector increased by 6,600 jobs compared to 2023, primarily driven by an increase in construction (+9,300 jobs), while a decline in agriculture (-7,300 jobs) offset some of the gains.

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British Columbia Economic Review and Outlook

Chart 3.2 B.C. Employment

Strong population growth along with the labour force growing at a faster rate than employment pushed the unemployment rate up in 2024. Overall, B.C.’s unemployment rate averaged 5.6 per cent in 2024, up 0.4 percentage points compared to 2023. Meanwhile, the job vacancy rate declined 0.9 percentage points compared to the first eleven months of 2023, reaching 3.6 per cent in November 2024.

B.C.’s labour force expanded by 2.7 per cent in 2024, supported by strong population growth, which was predominantly driven by landed immigrants. B.C.’s labour force participation rate averaged 65.2 per cent in 2024, declining by 0.6 percentage points from 65.8 per cent in 2023. Participation rates for prime-age workers (25-54 years) declined in 2024, driven by decreases in the participation rate of both women and men workers, while the 55+ age group experienced a slight decline.

Employee compensation (i.e., aggregate wages, salaries and employers’ social contributions) in B.C. increased by 6.9 per cent year-to-date to September 2024 compared to the same period of 2023. The average hourly wage rate increased by 5.4 per cent in 2024 compared to 2023. On average, wages grew faster than the consumer price index for B.C., which increased by 2.6 per cent in 2024.

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British Columbia Economic Review and Outlook

Outlook

The outlook for B.C.’s labour market has softened, primarily due to projected slower population growth from lower international immigration. The Ministry forecasts employment in B.C. to increase by 0.8 per cent in 2025 (approximately +23,600 jobs), followed by annual growth of 0.8 per cent in 2026 (approximately +22,100 jobs) and increase by 1.0 per cent annually on average over the medium-term.

The province’s unemployment rate is expected to average 5.7 per cent in 2025, reflecting a faster growing labour force compared to employment. In 2026, the unemployment rate is expected to decrease to 5.4 per cent, as employment growth outpaces a slowing labour force from lower immigration. The unemployment rate is expected to continue to decline to 5.3 per cent in 2027 and average 5.0 per cent through 2028 to 2029.

Employee compensation is expected to rise by 4.5 per cent in 2025 and is expected to remain relatively strong at 3.9 per cent in 2026. Over the balance of the forecast horizon, employee compensation is projected to grow between 3.7 per cent and 3.9 per cent annually.

Demographics

On July 1, 2024, B.C.’s population was 5.70 million people, up 3.0 per cent from the same date in 2023. During the January to September period of 2024, the province welcomed 91,436 net migrants, down 40.2 per cent compared to the same period in 2023.

Underlying the decrease in net migration was lower net international migration (from +151,811 persons to +96,466 persons). The decline in net international migration was a result of a significant decline in the number of net non-permanent (temporary) residents (from +103,739 persons to +53,797 persons) as well as a decrease in net immigrants (from +48,072 persons to +42,669 persons).

A decline in net interprovincial migration (from +1,185 persons to -5,030 persons) also contributed to lower net migration flows to B.C. The province continued to experience an outflow of interprovincial migrants over the past five quarters, largely due to migration to Alberta.

Outlook

B.C.’s July 1 population is projected to increase annually by 0.2 per cent in 2025, decline by 0.3 per cent in 2026 and then increase by 1.0 per cent on average over the 2027 to 2029 period.

Total net migration is expected to be about 94,900 persons in 2024 before experiencing a net outflow of 14,600 persons in 2025, and then welcoming 5,600 persons in 2026. The moderation in the total net migration forecast reflects the federal government’s 2025-2027 Immigration Levels Plan (ILP) announced at the end of October 2024, which established significant reductions to the targets for permanent residents expected to be admitted into Canada as well as the introduction of admission targets for temporary residents.

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British Columbia Economic Review and Outlook

In particular, the ILP establishes targets for permanent residents that are 21 per cent lower for 2025 and 24 per cent lower for 2026 compared to the targets announced the previous year. For the first time, targets were also announced to reduce the number of temporary residents to 5 per cent of the total national population by the end of 2026, with Canada’s temporary resident population declining by approximately 446,000 residents each year between 2025 and 2026, followed by a slight increase of around 17,400 residents in 2027, according to the 2024 Annual Report to Parliament on Immigration.

The updated targets for temporary residents are expected to create an outflow of temporary residents from B.C. in 2025 and 2026, which is anticipated to have a substantial impact on population growth in the upcoming years.

In addition, B.C. is expected to continue to experience a net loss of interprovincial migrants in 2025 before turning positive in 2026. Total net migration is projected to average around 67,400 persons annually in the 2027 to 2029 period, with international migrants expected to account for approximately 85 per cent of total migrants.

Consumer Spending and Inflation

Elevated interest rates and high prices continued to hold back spending and reduce purchasing power for B.C. consumers in 2024, despite support from strong population growth. Year-to-date to November 2024, B.C.’s nominal retail sales declined by 0.1 per cent, while consumer prices rose by 2.6 per cent, indicating an even lower volume of sales. Declines in sales were led by lower spending at gasoline stations (-7.7 per cent); furniture, home furnishings, electronics and appliances retailers (-7.6 per cent); and sporting goods, hobby, musical instrument, book and miscellaneous retailers (-1.7 per cent). Meanwhile, increases in spending were led by growth at health and personal care retailers (+7.8 per cent); building material and garden equipment and supplies dealers (+6.2 per cent); and general merchandise retailers (+2.7 per cent).

Chart 3.3  B.C. Retail Sales

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Sales at food services and drinking places in B.C., a component of the service sector, rose by 3.9 per cent year-to-date to November 2024 compared to the same period of 2023, partly due to higher prices.

Despite declining interest rates and easing inflation, the Conference Board of Canada’s consumer confidence index for B.C. has remained low and well below annual averages seen prior to 2023. Across all regions in Canada, recent rising economic uncertainty, higher unemployment and slowing economic growth have fueled recent consumer pessimism. The Bank of Canada’s latest Canadian Survey of Consumer Expectations, released in January 2025, finds similar concerns at the national level as consumers indicated high prices, economic uncertainty and elevated housing costs continue to constrain household budgets.

In 2024, inflation in B.C. continued to moderate as the price growth of goods eased, while inflation for services remained elevated. Inflation in December 2024 was 2.6 per cent, up from 2.3 per cent in November. December inflation was driven by price growth in the shelter component and traveller accommodation, while food price growth subsided substantially, corresponding with the federal temporary GST/HST tax break on certain goods. Overall, inflation in B.C. averaged 2.6 per cent in 2024, primarily driven by shelter (+6.1 per cent), the only major component to experience accelerated inflation compared to 2023. Despite easing in recent quarters, relatively high mortgage costs continue to put upward pressure on shelter inflation, while strong population growth, increases to homeownership costs and low rental vacancy rates put upward pressure on rents. Meanwhile, declining prices in clothing and footwear, gasoline as well as household operations and furnishings contributed to the slowdown of inflation in 2024.

Chart 3.4  B.C. Inflation

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Outlook

Household consumption is expected to remain subdued in the near-term as the lagged effects of elevated interest rates, high prices and affordability challenges continue to moderate consumer demand. The Ministry estimates that real household consumer spending increased by 1.5 per cent in 2024. Household consumption is expected to remain relatively weak in 2025 and 2026, increasing by 2.0 per cent and 1.7 per cent respectively, as a result of slower population growth and lower employment. Annual growth is then expected to average 2.6 per cent over the 2027 to 2029 period.

The Ministry estimates that nominal retail sales will remain flat in 2024 as high interest rates and elevated prices dampened demand. Retail sales are forecast to grow by 2.6 per cent in 2025, 3.1 per cent in 2026 and by 3.6 per cent on average over the 2027 to 2029 period.

While consumer price growth is expected to moderate, some price pressures, particularly for shelter, are expected to persist in the near-term. Consumer price inflation in B.C. is forecast to be 2.2 per cent in 2025, 2.1 per cent in 2026 and 2.0 per cent in 2027 and for the balance of the forecast horizon, as monetary policy continues to work to bring inflation down towards the Bank of Canada’s 2 per cent target.

Housing

B.C. housing markets ended 2024 on a softer note with sales declining in December. Despite the monthly decline, MLS home sales in the fourth quarter (October to December) increased by 11.5 per cent compared to the third quarter (July to September) amid consecutive interest rate cuts from the Bank of Canada. Overall, in 2024, MLS home sales increased by 2.1 per cent compared to 2023, following a decline of 9.2 per cent the year prior. The increase was primarily driven by key markets such as Victoria (+10.9 per cent) and Greater Vancouver (+1.3 per cent). Meanwhile, declines in Okanagan-Mainline (-2.6 per cent) and the Fraser Valley (-0.8 per cent) provided some offset to the rise in sales.

Despite muted demand throughout most of 2024, paired with affordability challenges, the MLS average home sale price in B.C. increased. In 2024, the MLS average home sale price rose by 1.1 per cent compared to 2023.

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Chart 3.5  B.C. Home Sales and Price

In 2024, MLS composite benchmark house prices (which incorporates benchmark attributes by dwelling type in each region) increased in Vancouver Island (+2.5 per cent) and Greater Vancouver (+1.2 per cent), while prices decreased in the Okanagan Valley (-2.1 per cent), the Fraser Valley (-0.4 per cent) and Victoria (-0.1 per cent).

Chart 3.6  Greater Vancouver HPI Benchmark Price

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In 2024, homebuilding in B.C. remained resilient but saw decreases in housing starts, from the record high in 2023, due to elevated interest rates, skilled-labour shortages and increasing construction costs. After three consecutive quarterly declines, housing starts increased in the fourth quarter, bringing the annual total to 45,828 units in 2024, a 9.2 per cent decrease from 2023, but above the ten-year historical average of 41,431 units. According to the Canada Mortgage and Housing Corporation, B.C. housing starts in 2024 were supported by a growing share of rental apartment construction. Among segments, single-family housing starts fell by 20.3 per cent, while multiples decreased by 7.5 per cent. Among Census Metropolitan Areas (CMA) in B.C., homebuilding increased in Kelowna, Nanaimo and Abbotsford, while decreases occurred in Vancouver and Victoria in 2024 compared to 2023. However, annual housing starts in all five jurisdictions were above their respective ten-year historical averages. Home completions were broadly higher, with increases in Vancouver and Victoria, while Kelowna and Abbotsford experienced declines.

Chart 3.7 B.C. Housing Starts

Residential building permits (a leading indicator of home construction) fluctuated throughout 2024, while overall trending lower over the first eleven months of the year. Year-to-date to November 2024, the value of residential building permits declined 8.3 per cent compared to the same period of 2023, and the number of residential units permitted have decreased 10.8 per cent. The value of single-dwelling permits declined by 12.8 per cent, while multiple-dwelling permits decreased by 7.2 per cent. Among CMAs, Victoria, Kamloops and Abbotsford saw growth in the value of residential permits, which was offset by decreases in Kelowna, Vancouver and Nanaimo. Despite the year-to-date decline, the value of residential building permits in B.C. remained above the historical average.

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Outlook

The Ministry forecasts unit home sales to increase by 13.2 per cent in 2025 and 3.7 per cent in 2026 as interest rate cuts and recent federal mortgage rule changes start to increase demand. Home sales are expected to average 1.9 per cent growth in the 2027 to 2029 period. The average home sale price is expected to rise by 2.4 per cent in 2025, followed by 2.9 per cent in 2026 and then grow 2.9 per cent annually on average in the medium-term. Putting unit sales and prices together, the total value of home sales is forecast to increase by 15.9 per cent in 2025, 6.7 per cent in 2026 and then average 4.8 per cent growth over the rest of the forecast horizon.

The near-term outlook for housing starts has softened slightly, reflecting an uncertain cost and investment environment due to restrictive global trade policies as well as lower immigration and slower population growth, which is expected to have an impact on the demand for rental units. The Ministry expects B.C. housing starts to total approximately 46,500 units in 2025 and 47,800 units in 2026, below the record high seen in 2023 but above the ten-year historical average. The Ministry forecasts that B.C. housing starts will average around 49,900 units per year over the 2027 to 2029 period. The high level of housing construction is expected to be supported by private and public sector investment, legislative actions introduced to encourage more homebuilding in the province and the federal mortgage rule changes that came into effect in December 2024.

Business and Government

The total value of non-residential permitting declined over the first eleven months of 2024, falling by 6.3 per cent compared to the same period of 2023. The decline was driven by lower permit issuance for institutional and governmental building (-28.0 per cent). Meanwhile, the value of permit issuance for industrial building (+30.5 per cent) and commercial building (+1.3 per cent) was higher than the first eleven months of 2023.

Small business confidence in B.C. remained somewhat muted in 2024 as most small businesses noted insufficient demand and skilled labour shortages as the primary barrier to business growth. In January 2025, the number of B.C. small business owners expecting weaker performance over the year was fairly similar to those expecting stronger performance. Nationally, the Canadian Federation of Independent Businesses highlighted that the ongoing uncertainty emanating from the threat of U.S. tariffs is weighing on small business confidence and creating challenges for planning and decisions around operations.

While B.C.’s tourism sector moderated somewhat throughout the spring and summer of 2024, activity has increased more recently. International travellers entering B.C. rose by 6.9 per cent year-to-date to November 2024 compared to the same period in 2023, averaging 691,437 international travellers per month. The number of U.S. visitors reached a new high in September 2024 and has since remained relatively strong, increasing by 6.9 per cent year-to-date to November 2024. Meanwhile, the number of non-U.S. visitors has also increased by 6.9 per cent year-to-date but remained below pre-pandemic levels.

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Outlook

Following estimated growth of 0.3 per cent in 2024, the Ministry expects total real investment in B.C. to increase by 5.3 per cent in 2025, as falling borrowing costs and increased government spending boost investment. The Ministry forecasts total real investment to increase by 3.4 per cent in 2026 and then average 0.6 per cent annually over the 2027 to 2029 period.

In the near-term, real business investment is estimated to decrease by 2.7 per cent in 2024, reflecting declines in machinery and equipment as well as high interest rates weighing on residential and non-residential construction investment. Real business investment is expected to increase by 1.4 per cent in 2025 due to the subsequent rebound from lower interest rates. Real business investment is expected to increase to 2.7 per cent in 2026 and over the 2027 to 2029 period growth is forecast average 1.4 per cent annually.

Real expenditure on goods and services by all levels of government is estimated to have increased by 2.4 per cent in 2024 and forecast to then increase by 1.7 per cent in 2025. The Ministry expects real government spending to remain relatively flat in 2026 and increase by 1.1 per cent on average annually from 2027 to 2029.

Following an estimated decline of 17.3 per cent in 2024, the Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to decrease by 1.2 per cent in 2025 amid slower domestic and global economic activity along with uncertainty relating to restrictive trade policies and then increase by 2.1 per cent in 2026. Net operating surplus is expected to continue to grow over the 2027 to 2029 period, increasing between 2.6 per cent and 7.3 per cent annually.

External Trade and Commodity Markets

B.C.’s merchandise exports were weighed down by subdued global demand and lower energy prices in 2024. Overall, the value of B.C. goods exports decreased by 3.0 per cent compared to 2023. Performance across industries was mixed with declines primarily driven by exports of energy products (-17.9 per cent). Declines were partially offset by gains in exports of metallic mineral products (+11.2 per cent); machinery and equipment (+8.2 per cent); and pulp and paper products (+9.2 per cent).

Merchandise exports to the U.S. accounted for 52.8 per cent of B.C.’s total goods exports in 2024. Last year, goods exports to the U.S. decreased by 5.5 per cent compared to 2023, largely due to a decline in exports of energy products (-31.9 per cent), specifically natural gas. Meanwhile, total goods exports to non-U.S. destinations remained relatively flat, bolstered by significant increases in copper exports to South Korea and China, while gains were offset by declines in coal exports to Japan and India.

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Chart 3.8  B.C. Exports

Similar to merchandise exports, B.C.’s manufacturing shipments decreased by 1.5 per cent year-to-date to November 2024 compared to the same period of 2023, mainly due to reduced shipments of computer and electronic products (-20.8 per cent) and fabricated metal products (-10.1 per cent).

Amid stalling U.S. housing starts and softer demand for lumber, the price of Western spruce-pine-fir (SPF) 2x4 lumber has continued to settle close to its historical average in 2024, increasing 3.7 per cent in 2024 compared to 2023 and averaging $412 US/000 board feet.

Oil prices declined in 2024 for the second consecutive year as muted domestic and global demand along with increasing global supplies, particularly from North American production, put downward pressure on prices. In 2024, the West Texas Intermediate (WTI) oil price averaged US$76.55 per barrel, down 1.4 per cent compared to 2023.

Meanwhile, the plant inlet price of natural gas fell 59.6 per cent in 2024 compared to 2023, averaging $0.71 C/GJ. Excess supply from lower domestic demand and increased drilling activity in anticipation of LNG Canada coming online put downward pressure on natural gas prices in 2024.

The annual average price for metallurgical coal fell by 17.3 per cent in 2024 compared to 2023, along with prices for molybdenum (-12.3 per cent) and lead (-2.9 per cent). Meanwhile, prices increased for gold (+22.8 per cent), silver (+20.7 per cent), copper (+7.7 per cent) and zinc (+4.8 per cent).

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Outlook

Real exports of goods and services are estimated to have increased by 0.7 per cent in 2024. Growth in real exports of goods and services is projected to increase by a modest 1.8 per cent in 2025, reflecting weaker global demand and growing global trade uncertainty. The Ministry expects real exports of goods and services to grow by 3.4 per cent in 2026, and range between 2.9 per cent and 3.2 per cent annually in the 2027 to 2029 period. The anticipated production of LNG, by LNG Canada by mid-2025 and in the latter years of the forecast horizon by Woodfibre LNG and Cedar LNG, provides support to the outlook.

The price of lumber is forecast to average $440 US/000 board feet in 2025, $445 US/000 board feet in 2026 and average $450 US/000 board feet between 2027 and 2029. The plant inlet price for natural gas is expected to average $1.30 C/GJ in 2025/26, $1.69 C/GJ in 2026/27 and $1.75 C/GJ in 2027/28.

Risks to the Economic Outlook

While remaining resilient, B.C.’s economic outlook is subject to uncertainties surrounding restrictive trade policies, particularly the threat of U.S. tariffs (see the topic box on page 98), population growth and immigration, interest rates, inflation, as well as disruptions from ongoing geopolitical conflicts and climate-related factors. Some of the upside risks include interest rates easing faster than expected and a less pronounced slowing of the global economy. Downside risks to B.C.’s economic outlook include the following:

•	restrictive trade policies weighing on economic activity, impacting trade flows, employment, inflation pressures, consumer spending and business investment;

•	uncertainty about immigration levels impacting the supply of labour and consumer spending, potentially exacerbating fluctuations in economic activity;

•	persistent inflation leading to elevated interest rates over a longer period, weighing on consumer spending and business investment;

•	higher mortgage costs and rent reducing affordability and disposable income;

•	aging demographics, slowing population growth and housing affordability weighing on the supply of labour;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital and impacting economic activity;

•	weaker than expected global economic activity and broader economic challenges in Europe and Asia;

•	lower prices for B.C.’s major commodity exports, such as lumber, pulp, natural gas, copper and coal;

•	geopolitical conflicts weighing on global trade as well as leading to higher commodity prices and inflation;

•	higher volatility in international foreign exchange, stock and bond markets; and

•	timing of investment, operations and exports related to LNG projects in the province, similar to the risks that exist for other major capital projects.

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External Outlook

Global economic growth was slow but steady in 2024. Canada and Japan saw slower economic growth compared to the prior year, while the euro zone and China continued to face headwinds and the U.S. economy was strong. Central banks in Canada, the euro zone and the U.S. eased interest rates at different trajectories as inflation came down from prior years, but interest rates remained elevated much of the year. China introduced accommodative monetary policy and fiscal stimulus amid ongoing slumps in the property sector and consumer confidence. Meanwhile, the Bank of Japan increased interest rates due to a weak yen and inflation concerns. Growth is expected to improve for Canada, the euro zone and Japan in 2025, but moderate for the U.S. and China. Restrictive global trade policies, particularly U.S. tariffs, and geopolitical uncertainty have increased the downside risk to the outlook.

United States

U.S. real GDP expanded by 2.8 per cent in 2024 following annual growth of 2.9 per cent in 2023, maintaining a strong economy despite an elevated interest rate environment. Real GDP growth over the year was broad-based, driven by consumer spending, particularly for services, as well as government spending and non-residential fixed investment, while the only decline came from lower net exports. Growth remained relatively strong at 2.3 per cent (annualized) in the fourth quarter (October to December), but was slower than the previous two quarters. Growth in the fourth quarter was supported by strong consumer spending and government spending, while inventory investment was the biggest drag on growth.

Chart 3.9  U.S. Real GDP

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U.S. employment continued to expand in 2024, extending its consecutive growth to 48 months, but at a slower pace than prior years. Overall, employment grew by 1.6 per cent (+2.5 million jobs) in 2024. Meanwhile, the unemployment rate for 2024 averaged 4.0 per cent, in line with pre-pandemic historical averages but was higher than the prior year. Average hourly earnings were up 3.9 per cent compared to 2023.

U.S. home sales activity has been subdued throughout 2024 amid elevated interest rates. Existing home sales declined 0.6 per cent in 2024, following a decline of 18.7 per cent in 2023. Meanwhile, new single-family home sales were 2.6 per cent higher in 2024 following growth of 3.9 per cent in 2023. Median prices for existing homes rose 4.5 per cent over the year, while they declined 2.0 per cent for new single-family homes.

U.S. housing starts continued to trend lower in 2024, dropping by 3.9 per cent compared to 2023, following a decline of 8.5 per cent in the prior year. Multi-family starts drove the decline, falling 24.9 per cent, while single-family starts rose 6.5 per cent. Similarly, U.S. residential building permits, an indicator of future building activity, declined by 2.6 per cent.

Chart 3.10  U.S. Housing Starts

Growth in U.S. retail and food services sales was modest in 2024, rising by 3.0 per cent compared to 2023. However, estimates of real retail and food services sales (which exclude price effects) declined over this period. U.S. consumer price index (CPI) inflation has fallen from the highs seen in 2022 but remained somewhat elevated last year, ranging between 2.4 per cent and 3.5 per cent. Overall, CPI inflation averaged 2.9 per cent in 2024. Shelter inflation remains persistent, while energy prices, specifically for gasoline, continue to put downward pressure on the CPI. The Conference Board U.S. consumer confidence index edged lower in 2024 but has improved somewhat in recent months.

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Outlook

In January 2025, the Consensus Economics (Consensus) survey projected that U.S. real GDP will grow 2.2 per cent in 2025 (0.4 percentage points higher than its October 2024 survey) and 2.0 per cent in 2026.

Table 3.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	1.8	1.7
Consensus Economics (January 2025*)	2.2	2.0

* Comparable month to B.C. Ministry of Finance forecast.

The outlook for the U.S. economy is uncertain. While the U.S. Federal Reserve lowered interest rates in 2024 on the balance of risks of a slowing economy, uncertainty has heightened for international trade with major trading partners due to the threat of U.S. tariffs. The Ministry prudently projects that U.S. real GDP will grow by 1.8 per cent in 2025 and 1.7 per cent in 2026, with a higher-than-usual level of prudence adopted to reflect elevated uncertainty. In the medium-term, the Ministry assumes growth to average 1.8 per cent.

Chart 3.11  Consensus Outlook for the U.S. in 2025

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Canada

The Canadian economy grew at an annualized rate of 1.0 per cent in the third quarter (July to September) of 2024, following a 2.2 per cent expansion in the second quarter (April to June). Real GDP growth in the third quarter was driven by an increase in household spending on goods (+4.2 per cent) and services (+2.9 per cent), as well as government spending (+4.5 per cent). Business investment (-3.6 per cent) declined, mostly from lower investment in machinery and equipment (-27.7 per cent), while government investment (+6.5 per cent) provided some offset. Exports of goods and services (-1.1 per cent) were also a drag on growth. Overall, Canada’s real GDP has increased by 1.1 per cent year-to-date to the third quarter of 2024 compared to the same period of 2023.

Chart 3.12 Canadian Real GDP

Employment gains continued in Canada in 2024, rising at an annual rate of 1.9 per cent (+395,700 jobs). Job growth was solid among men (+2.2 per cent) and women (+1.7 per cent). Despite the employment gains, the Canadian unemployment rate rose from 5.7 per cent in January 2024 to 6.7 per cent in December 2024, averaging 6.3 per cent over the year. This reflected the labour force growing faster than employment, supported by strong population growth, driven by international migration. Furthermore, the job vacancy rate continued to decline compared to the first eleven months of 2023, reaching 2.9 per cent in November 2024.

Total MLS home sales in Canada increased 7.3 per cent in 2024, following a decline of 11.3 per cent in 2023. Despite the annual increase, home sales were subdued for most of the year compared to historical average activity. Soft demand and an increase in listings have limited price growth, resulting in the national average home sale price increasing just 0.9 per cent in 2024.

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Housing starts increased modestly in 2024, rising 2.1 per cent following a decline of 8.2 per cent in 2023. Within housing categories, multi-family starts rose by 2.8 per cent, while single-family starts were down 0.2 per cent. Regionally, home construction activity was concentrated in Edmonton (+39.4 per cent), Calgary (+24.5 per cent) and Montreal (+15.3 per cent), partly offset by declines from Toronto (-20.5 per cent) and Vancouver (-15.4 per cent).

Consumer price inflation in Canada was 1.8 per cent in December 2024, partly reflecting a temporary GST/HST break on certain goods. Consumer price inflation in Canada has trended lower since June 2024 and has stayed within the Bank of Canada’s target range of 1 to 3 per cent each month of 2024. Despite easing price growth, persistent price pressures remain, as shelter prices (+4.5 per cent) contributed the most upward pressure on national inflation in December 2024. On an annual basis, Canadian consumer price inflation grew 2.4 per cent in 2024. Meanwhile, Canadian nominal retail sales were up only 1.0 per cent year-to-date to November 2024 compared to the same period of 2023, while in real terms (which exclude price effects), they were up 0.7 per cent.

Canadian goods exports saw a small increase in 2024, rising 1.1 per cent compared to 2023, with performance mixed among product categories. Metal and non-metallic minerals exports saw the strongest growth, followed by energy products and consumer goods exports. Meanwhile, a decline in motor vehicle and parts exports was the biggest drag on growth, and metal ores and non-metallic minerals exports also fell. In contrast, service exports growth was solid in 2024, growing by 5.5 per cent compared to 2023, primarily due to a rise in travel and commercial services.

Outlook

In January 2025, the Consensus survey projected Canadian real GDP to rise by 1.7 per cent in 2025 (unchanged from the October 2024 survey) and 1.7 per cent in 2026.

Table 3.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	1.4	1.4
Consensus Economics (January 2025*)	1.7	1.7

* Comparable month to B.C. Ministry of Finance forecast.

As interest rates have steadily declined since the summer of 2024, Canadian economic growth is expected to gradually strengthen in 2025, particularly for consumer spending and business investment. However, growth prospects are uncertain amid the threat of tariffs from the U.S. The Ministry prudently assumes that the Canadian economy will grow by 1.4 per cent in 2025 and 2026, with a higher-than-usual level of prudence adopted reflecting downside risks to international trade. Real GDP growth is projected to average 1.8 per cent annually over the medium-term.

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Chart 3.13  Consensus Outlook for Canada in 2025

Asia

China’s economy struggled to get a stronger recovery in 2024 amid an ongoing slump in consumer demand and a weak property sector. China’s real GDP grew by 5.0 per cent in 2024, finishing the year with strong growth in the fourth quarter following fiscal stimulus and monetary easing earlier in the year. Part of the strength in the fourth quarter came from higher exports, as firms front-loaded exports in anticipation of higher U.S. tariffs. Overall in 2024, retail sales were subdued as consumer confidence remained weak amid a prolonged housing downturn, while strength in industrial production (driven by manufacturing) and exports boosted economic growth.

Japan’s economy expanded at an annualized rate of 1.2 per cent in the third quarter of 2024, following 2.2 per cent growth in the second quarter. The expansion in third quarter real GDP was driven by increased household consumption and government spending, while net trade and lower investment detracted from growth. Year-to-date to the third quarter of 2024, Japan’s real GDP has declined by 0.5 per cent compared to the same period of 2023. The Bank of Japan raised the policy interest rate to 0.5 per cent in January 2025, the highest level in 17 years, as the central bank noted that wage and price inflation justified its normalization of monetary policy. Interest rate hikes in Japan began in 2024 amid a weak yen and rising inflation.

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Outlook

In January 2025, the Consensus survey forecasted China’s real GDP to grow by 4.4 per cent in 2025 (unchanged from the October 2024 survey) and 4.1 per cent in 2026. The Ministry prudently forecasts that China’s economy will expand by 4.1 per cent in 2025, and 3.8 per cent in 2026, reflecting risks from geopolitical and trade tensions, the extended downturn in the property sector, subdued consumer confidence and the timing and impact of fiscal stimulus. In the medium-term, the Ministry forecasts growth to range between 3.9 per cent and 4.0 per cent from 2027 to 2029.

The January 2025 Consensus survey projected Japan real GDP to grow by 1.2 per cent in 2025 (unchanged from the October 2024 survey) and 0.9 per cent in 2026. While consumer spending and the labour market have improved recently, uncertainty remains regarding the trajectory of the economy amid higher interest rates, a weak yen and rising consumer prices. The Ministry prudently projects that Japan’s economy will grow by 1.0 per cent in 2025 and 0.6 per cent in 2026. Growth of 0.5 per cent is expected each year from 2027 to 2029.

Europe

Real GDP growth in the euro zone remained relatively flat in the fourth quarter of 2024, influenced by ongoing inflation and the waning economic boost from the Paris Olympics, which had driven growth in the third quarter. Overall, the euro zone economy expanded by 0.7 per cent in 2024, with performance across major economies being mixed. Spain was the euro zone’s strongest performing major economy with 3.2 per cent real GDP growth in 2024, driven by strong consumption and tourism. Meanwhile, Germany (the euro zone’s largest economy) experienced a contraction, with real GDP declining by 0.2 per cent, driven by weak exports and consumer spending, as well as low investments in housing construction.

The European Central Bank (ECB) cut interest rates again on January 30, 2025, the fifth consecutive rate cut since June 2024 as inflationary pressures have eased. Overall, the ECB has cut rates by a total of 125 basis points. As of December 2024, inflation in the euro zone reached 2.4 per cent and the ECB expects inflation to reach its 2 per cent medium-term target in 2025. Meanwhile, the euro zone’s unemployment rate was 6.3 per cent in December 2024.

Outlook

The January 2025 Consensus forecasted that euro zone real GDP will grow by 1.0 per cent in 2025 (0.2 percentage points lower than its October 2024 survey) and 1.2 per cent in 2026. In recognition of the uncertainty in the timing of impacts from more accommodative monetary policy as well as geopolitical risks and potential changes in global trade policies, the Ministry prudently projects that the euro zone’s economy will grow by 0.9 per cent in 2025, 1.0 per cent in 2026 and 1.2 per cent annually on average over the medium-term.

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Financial Markets

Interest Rates

In 2024, the U.S. Federal Reserve (Fed) and the Bank of Canada (BoC), along with other central banks, began cutting interest rates in response to falling inflation. The BoC started cutting rates earlier in the year than the Fed, reflecting lower inflation levels and weaker relative economic conditions.

On January 29, 2025, the Fed maintained the federal funds rate at the target range of 4.25 per cent to 4.50 per cent. This was the first pause after three consecutive rate cuts last year, which cumulatively reduced the federal funds rate by 100 basis points (bp). The Fed’s pause reflects a strong U.S. economy and slightly elevated inflation. The Fed stated that it would adjust its monetary policy stance if risks emerge in order to sustain its long-term inflation goal and support maximum employment.

The BoC reduced its overnight rate by 25 bp to 3.00 per cent in its January 29, 2025 interest rate announcement. This was the sixth consecutive reduction since June 2024, cumulatively reducing the overnight rate by 200 bp, from 5.00 per cent to 3.00 per cent. According to the BoC, past interest rate cuts were substantial and have started to support the Canadian economy. However, the BoC noted increased uncertainty in Canada’s economic outlook from U.S. trade policies and indicated that a protracted trade conflict would likely lead to weaker economic activity and higher inflation.

Chart 3.14  Interest Rate Forecasts

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Outlook

The future path of interest rates remains uncertain, especially in a restrictive trade policy environment. Based on the average of six private sector forecasts as of January 9, 2025, the Ministry forecasts that the U.S. federal funds rate will average 4.13 per cent in 2025 and 3.59 per cent in 2026. By comparison, the BoC’s overnight target rate is expected to average 2.72 per cent in 2025 and 2.39 per cent in 2026.

The Canadian three-month Treasury bill interest rate is expected to average 2.63 per cent in 2025 and 2.36 per cent in 2026, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to average 3.08 per cent in 2025 and 3.13 per cent in 2026.

Table 3.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2025	2026	2025	2026
BMO	2.75	2.45	3.03	3.00
CIBC	2.37	2.18	3.17	3.51
National Bank	2.66	2.26	2.94	2.73
RBC	2.33	2.01	2.92	2.67
Scotiabank	3.02	3.00	3.33	3.85
TD	2.65	2.25	3.09	3.00
Average (as of January 9, 2025)	2.63	2.36	3.08	3.13

Exchange Rate

In 2024, the Canadian dollar was down slightly against the US dollar, averaging 73.0 US cents compared with an average of 74.1 US cents in 2023. During the first seven months of last year, the Canadian dollar experienced a modest fall, followed by some moderate appreciation in late summer. However, recently the Canadian dollar has seen a notable depreciation, falling from 72.7 US cents in October 2024 to 69.5 US cents in January 2025, the lowest monthly exchange rate since April 2003. This decline reflects the uncertainty the Canadian economy is facing, particularly from U.S. tariffs, as well as interest rate differentials.

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Chart 3.15  Private Sector Expectations for the Canadian Dollar

Outlook

Based on the average of six private sector forecasters as of January 9, 2025, the Ministry assumes that the Canadian dollar will average 70.0 US cents in 2025 and 71.8 US cents in 2026.

Table 3.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2025	2026
BMO	70.8	73.0
CIBC	69.3	70.6
National Bank	70.6	72.9
RBC	69.9	N/A
Scotiabank	69.5	70.1
TD	69.8	72.6
Average (as of January 9, 2025)	70.0	71.8

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Table 3.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2023	2024 [e]	2025	2026	2027	2028	2029
Gross Domestic Product at Market Prices:
– Real (chained 2017 $ billions)	333.1	337.2	343.4	350.0	356.6	364.2	372.1
(% change)	2.4	1.2	1.8	1.9	1.9	2.1	2.2
– Nominal (current prices, $ billions)	409.9	426.8	445.3	464.4	483.9	505.3	528.2
(% change)	3.6	4.1	4.3	4.3	4.2	4.4	4.5
– GDP price deflator (2017 = 100)	123.1	126.6	129.7	132.7	135.8	138.8	142.0
(% change)	1.2	2.9	2.5	2.3	2.3	2.2	2.3
Real GDP per person (chained 2017 $)	60,218	59,172	60,123	61,482	62,171	62,807	63,467
(% change)	-0.8	-1.7	1.6	2.3	1.1	1.0	1.1
Real GDP per employed person
(% change)	-0.2	-1.1	1.0	1.2	0.8	1.0	1.1
Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	204.4	207.4	211.5	215.1	220.8	226.6	232.6
(% change)	1.5	1.5	2.0	1.7	2.6	2.6	2.6
– Goods	79.5	78.8	80.1	81.2	82.5	84.0	85.5
(% change)	0.3	-0.9	1.7	1.4	1.6	1.7	1.8
– Services	125.1	128.8	131.6	134.1	138.4	142.7	147.2
(% change)	2.3	3.0	2.2	1.9	3.2	3.1	3.1
NPISH[1] expenditure on goods and services	5.4	5.7	5.9	6.0	6.2	6.3	6.4
(% change)	4.8	5.1	2.8	2.8	2.4	2.1	2.0
Government expenditure on goods and services	65.6	67.1	68.3	68.3	68.8	69.6	70.5
(% change)	6.9	2.4	1.7	0.0	0.8	1.1	1.2
Investment in fixed capital	87.5	87.8	92.4	95.6	95.1	96.1	97.5
(% change)	1.6	0.3	5.3	3.4	-0.6	1.1	1.4
Final domestic demand	362.8	367.9	378.2	385.2	390.8	398.4	406.7
(% change)	2.5	1.4	2.8	1.9	1.4	1.9	2.1
Exports of goods and services	121.8	122.7	125.0	129.3	133.0	137.2	141.6
(% change)	1.4	0.7	1.8	3.4	2.9	3.2	3.2
Imports of goods and services	155.8	155.6	160.3	164.8	167.9	172.3	177.3
(% change)	1.0	-0.1	3.0	2.8	1.9	2.7	2.9
Inventory change	5.1	2.9	1.5	1.4	1.5	1.6	1.8
Statistical discrepancy	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Real GDP at market prices	333.1	337.2	343.4	350.0	356.6	364.2	372.1
(% change)	2.4	1.2	1.8	1.9	1.9	2.1	2.2

1 Non-profit institutions serving households.

e B.C. Ministry of Finance estimate.

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Table 3.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2023	2024		2025	2026	2027	2028	2029
Compensation of employees[1] ($ millions)	203,540	217,263	[e]	227,039	235,869	244,646	254,136	264,070
(% change)	7.5	6.7		4.5	3.9	3.7	3.9	3.9
Household income ($ millions)	356,097	380,244	[e]	395,960	411,656	428,869	447,055	465,974
(% change)	9.5	6.8		4.1	4.0	4.2	4.2	4.2
Net operating surplus ($ millions)	41,160	34,047	[e]	33,636	34,338	35,241	37,093	39,785
(% change)	-23.4	-17.3		-1.2	2.1	2.6	5.3	7.3
Retail sales ($ millions)	107,766	107,768	[e]	110,568	114,016	118,000	122,228	126,651
(% change)	-0.1	0.0		2.6	3.1	3.5	3.6	3.6
Housing starts (units)	50,490	45,828		46,543	47,815	48,697	50,004	51,114
(% change)	8.1	-9.2		1.6	2.7	1.8	2.7	2.2
Residential sales ($ millions)	70,871	73,152		84,783	90,431	95,014	100,338	104,207
(% change)	-11.6	3.2		15.9	6.7	5.1	5.6	3.9
Residential sales (units)	72,937	74,485		84,311	87,414	89,297	91,604	92,578
(% change)	-9.2	2.1		13.2	3.7	2.2	2.6	1.1
Residential average sale price ($)	971,680	982,104		1,005,595	1,034,517	1,064,023	1,095,351	1,125,609
(% change)	-2.6	1.1		2.4	2.9	2.9	2.9	2.8
Consumer price index (2002 = 100)	151.2	155.2		158.6	161.8	165.0	168.4	171.7
(% change)	3.9	2.6		2.2	2.1	2.0	2.0	2.0

1 Domestic basis; wages, salaries and employers' social contributions.

e B.C. Ministry of Finance estimate.

Table 3.6.3 Labour Market Indicators: British Columbia

				Forecast
	2023	2024		2025	2026	2027	2028	2029
Population (thousands at July 1)	5,532	5,698		5,711	5,693	5,735	5,798	5,863
(% change)	3.2	3.0		0.2	-0.3	0.7	1.1	1.1
Net migration (thousands)
–International[1,4]	189.8	101.8	[e]	-10.4	0.4	56.8	57.2	57.6
–Interprovincial[4]	-1.2	-6.9	[e]	-4.3	5.2	8.5	10.6	11.6
– Total	188.6	94.9	[e]	-14.6	5.6	65.3	67.8	69.2
Labour force population[2] (thousands)	4,566	4,732		4,752	4,752	4,801	4,865	4,929
(% change)	2.8	3.6		0.4	0.0	1.0	1.3	1.3
Labour force (thousands)	3,004	3,086		3,116	3,128	3,157	3,184	3,214
(% change)	3.2	2.7		1.0	0.4	0.9	0.9	0.9
Participation rate[3] (%)	65.8	65.2		65.6	65.8	65.8	65.5	65.2
Employment (thousands)	2,848	2,914		2,938	2,960	2,990	3,023	3,054
(% change)	2.6	2.3		0.8	0.8	1.0	1.1	1.0
Unemployment rate (%)	5.2	5.6		5.7	5.4	5.3	5.1	5.0

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

e BC Stats estimate.

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Table 3.6.4 Major Economic Assumptions

				Forecast
	2023	2024		2025	2026	2027	2028	2029
Real GDP
Canada (chained 2017 $ billions)	2,385	2,414	[e]	2,448	2,482	2,524	2,570	2,616
(% change)	1.5	1.2		1.4	1.4	1.7	1.8	1.8
U.S. (chained 2017 US$ billions)	22,671	23,302		23,722	24,125	24,559	25,001	25,451
(% change)	2.9	2.8		1.8	1.7	1.8	1.8	1.8
Japan (chained 2015 Yen trillions)	557	556	[e]	561	565	568	570	573
(% change)	1.5	-0.2		1.0	0.6	0.5	0.5	0.5
China (constant 2010 US$ billions)	14,082	14,787		15,393	15,978	16,601	17,265	17,955
(% change)	5.2	5.0		4.1	3.8	3.9	4.0	4.0
Euro zone[1] (chained 2020 Euro billions)	12,840	12,932		13,048	13,179	13,337	13,497	13,659
(% change)	0.5	0.7		0.9	1.0	1.2	1.2	1.2
Industrial production index (% change)
U.S.	0.2	-0.3		0.6	1.3	1.6	1.6	1.6
Japan	-1.5	-2.5		1.9	0.8	0.8	0.8	0.8
China	4.3	5.7		4.2	3.6	3.8	3.8	3.8
Euro zone[1]	-1.7	-3.0	[e]	0.3	1.5	1.2	1.2	1.2
Housing starts (thousands)
Canada	240	245		235	230	230	230	230
(% change)	-8.2	2.1		-4.2	-2.1	0.0	0.0	0.0
U.S.	1,420	1,364		1,360	1,400	1,400	1,400	1,400
(% change)	-8.5	-3.9		-0.3	2.9	0.0	0.0	0.0
Japan	820	792		795	805	860	860	860
(% change)	-4.6	-3.4		0.4	1.3	6.8	0.0	0.0
Consumer price index
Canada (2002 = 100)	157.1	160.9		164.3	167.7	171.1	174.5	178.0
(% change)	3.9	2.4		2.1	2.1	2.0	2.0	2.0
Canadian interest rates (%)
3-month Treasury bills	4.81	4.41		2.63	2.36	2.63	2.75	2.75
10-year government bonds	3.36	3.34		3.08	3.13	3.23	3.30	3.30
United States interest rates (%)
3-month Treasury bills	5.28	5.18		3.93	3.44	3.25	3.25	3.25
10-year government bonds	3.96	4.21		4.21	4.05	3.95	3.95	3.95
Exchange rate (US cents / Canadian $)	74.1	73.0		70.0	71.8	74.5	75.8	76.3
British Columbia goods and services
Export price deflator (% change)	-5.5	0.6	[e]	4.9	2.9	1.4	1.3	1.9

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

e B.C. Ministry of Finance estimate.

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The Economic Forecast Council, Budget 2025

Introduction

In accordance with the Budget Transparency and Accountability Act, the Minister of Finance, in preparing the provincial budget, consults the Economic Forecast Council (the Council or EFC) on British Columbia’s economic outlook. The 13-member Council is comprised of leading economists from several of Canada’s major financial and private research institutions.

The most recent meeting between the Minister and the EFC was on January 31, 2025, with Council members presenting their estimates for economic performance in 2024 and their forecasts for 2025 through 2029 and over the long-term. Key topics of discussion included: impacts from the evolving U.S. tariff situation and changes to federal immigration policy in Canada; housing supply and affordability; B.C.’s labour market and demographics; productivity and business investment; and opportunities to grow the province’s rich natural resource and technology sectors.

EFC members were invited to revise their forecasts following the meeting up until February 4, 2025 (4 of the 13 members chose to resubmit). Over half of the EFC forecasts account for some degree of tariff related impacts. High uncertainty and differing views on the potential impact of U.S. tariffs resulted in a wide range of expectations by Council members. Forecast details from the Council’s surveys are summarized in the table at the end of this topic box.

British Columbia Outlook

On average, the Council estimates that B.C.’s economy grew by 1.2 per cent in 2024, up 0.7 percentage points from the Council’s previous projection in January 2024. EFC members forecast B.C. economic growth of 1.8 per cent in 2025 and 1.9 per cent in 2026, down 0.3 percentage points in 2025 and 0.4 percentage points in 2026 compared to their January 2024 outlook as uncertainty around U.S. tariffs and lower population growth is expected to temper economic growth in the near-term. Over the medium-term, the Council forecasts steady economic growth of about 2.0 per cent annually on average in the 2027 to 2029 period (see Chart 1).

Chart 1 – EFC Outlook for B.C.

The Council estimates that B.C.’s economy grew at a slightly slower rate than Canada’s in 2024 due to a more pronounced impact of high interest rates on consumer spending and home sales activity, as well as weaker global demand and lower prices for some of B.C.’s key exports. The Council expects B.C.’s economy to grow in line with the Canadian economy in the near-term and then outpace the national average over the 2027 to 2029 period (see Chart 2).

Chart 2 – EFC Outlook for B.C. and Canada

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The Council noted significant uncertainty around the magnitude and duration of global trade risks, which they expect to weigh on consumer confidence and business investment in the near-term. However, members highlighted B.C.’s diverse economy and export network compared to other provinces as advantages to lessen B.C.’s exposure to potential impacts from U.S. tariffs. The Council also discussed the importance of infrastructure and a supportive regulatory environment to leverage interprovincial trade.

Several members acknowledged the positive steps taken by the province to address housing supply and affordability. Council members expressed the need for further growth in housing supply, especially purpose-built rental units, to continue to tackle affordability challenges. The Council also discussed options to encourage new residential investment and expedite permitting and construction processes to deliver more homes faster.

Following strong growth in recent years, EFC members expect B.C.’s population growth to slow due to changes to federal immigration policy. The Council generally expects the demographic shift will reduce domestic demand for goods and services and constrain job growth in the near-term. However, members’ views varied regarding the timing and degree to which slower population growth may impact B.C.’s broader economy. A few members noted that lower population growth would help to ease pressure on housing demand, particularly in rental markets.

EFC members considered several options to advance productivity and innovation in B.C. by drawing on the strengths of the province’s diverse economic base. Some suggestions included supporting the scientific and technology sectors, investing in infrastructure and attracting and retaining skilled labour. A few members added that modernizing construction methods can bridge labour shortages in the industry and accelerate new housing supply, helping to ease some pressure on affordability.

The Council discussed options to encourage private investment including a competitive tax and regulatory environment. EFC members considered opportunities to leverage B.C.’s abundant natural resource sector and acknowledged the need to balance resource development with appropriate regulatory conditions.

Several members highlighted B.C.’s capacity to bolster global supply of critical minerals and LNG. Members also noted that the completion of the Site C major hydro-electric project has the potential to support further investment in B.C.’s mining sector. A few members noted ongoing challenges in B.C.’s forestry sector and the related implications for rural communities.

British Columbia Economic Forecast Council:

Summary of B.C. real GDP forecasts, annual per cent change

Participant	Organization	2024	2025	2026	2027	2028	2029	Long-term
Douglas Porter	Bank of Montreal[1]	1.3	1.9	1.9	1.9	1.9	1.9	1.9
Brendon Ogmundson	BC Real Estate Association	1.7	2.0	2.2	2.5	2.5	2.5	2.5
David Williams	Business Council of BC	1.1	1.5	1.8	1.9	na	na	na
Bryan Yu	Central 1 Credit Union	1.5	2.6	2.5	2.5	3.0	na	na
Avery Shenfeld	CIBC[1]	0.8	1.5	2.4	na	na	na	na
Pedro Antunes	Conference Board of Canada	1.6	1.7	2.2	2.1	2.1	2.0	1.9
Randall Bartlett	Desjardins Group[1]	1.1	1.3	1.2	na	na	na	na
Sébastien Lavoie	Laurentian Bank Securities	1.0	1.9	1.6	1.4	1.4	1.6	1.6
Stéfane Marion	National Bank	1.0	1.5	1.7	2.0	2.0	2.0	2.0
Robert Hogue	RBC[1]	0.9	1.5	1.8	2.2	2.2	2.2	2.2
Jean-François Perrault	Scotiabank	0.9	1.9	1.4	na	na	na	na
Aaron Stokes	Stokes Economics	1.1	2.5	2.2	1.8	1.7	1.8	na
Derek Burleton	TD	1.1	2.2	1.7	2.1	2.0	2.1	1.9
Average		1.2	1.8	1.9	2.0	2.1	2.0	2.0
Standard Deviation		0.3	0.4	0.4	0.3	0.5	0.3	0.3

1 Updated survey submitted subsequent to the January 31, 2025 meeting.

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The Council also discussed the importance of fiscal resiliency given the current uncertain economic environment. Members advised that all levels of government focus on providing targeted supports rather than broad-based stimulus measures, should the need arise.

Canadian Outlook

After an estimated gain of 1.4 per cent in 2024, the EFC expects the Canadian economy to grow by 1.8 per cent in 2025 and by 1.9 per cent in 2026. EFC members forecast Canada’s economy to grow between 1.8 per cent and 1.9 per cent in the 2027 to 2029 period.

The Council noted progress in easing Canadian inflation and they expect the Bank of Canada’s successive interest rate cuts to support economic activity going forward. However, members cautioned that U.S. tariffs and retaliatory actions could refuel cost pressures and result in elevated interest rates for longer than expected. EFC members explained that the uncertainty around U.S. tariff threats is weighing on business investment, and that Canadian and provincial economies would benefit from expanding investment and trade networks within the country and abroad.

The Council also discussed options to offset some economic weakness if a significant tariff scenario, with reciprocal actions, develops. Council members explained that pandemic‑related fiscal stimulus, geared towards acute financial challenges, does not target underlying challenges of ongoing trade disruptions and may fuel inflation. Members advocated for promoting Canadian goods and investment opportunities, as well as building productive capacity.

International Outlook

Following estimated growth of 2.6 per cent in 2024, the EFC forecasts the U.S. economy to grow by 2.1 per cent in 2025, 1.9 per cent in 2026, and average 1.9 per cent growth annually in the 2027 to 2029 period.

EFC members commented on the current strength of the U.S. economy. However, they cautioned that, if implemented, trade tariffs would dampen U.S. economic growth. The Council also highlighted the opportunity to broaden trade partnerships amid evolving geopolitical conditions. Some members also noted weakness in China’s economy and related implications for commodity prices and global trade.

Canadian Dollar

The Council members’ projections for the Canadian dollar ranged from 69.0 US cents to 71.7 US cents in 2025 and from 68.0 US cents to 73.3 US cents in 2026. Over the medium and longer-term, EFC forecasts ranged from a low of 70.0 US cents to a high of 80.0 US cents (see Chart 3). A few members noted that Canada’s export and tourism sectors may see a boost from a weaker Canadian dollar associated with U.S. tariff uncertainty.

Chart 3 – EFC Outlook for the Dollar

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Forecast Survey – Participants’ Opinions

All figures are based	2024			2025			2026			2027			2028			2029			Long-term
on annual averages	Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]
British Columbia
Real GDP (% change)	0.8 – 1.7	1.2	(13)	1.3 – 2.6	1.8	(13)	1.2 – 2.5	1.9	(13)	1.4 – 2.5	2.0	(10)	1.4 – 3.0	2.1	(9)	1.6 – 2.5	2.0	(8)	1.6 – 2.5	2.0	(7)
Nominal GDP (% change)	3.6 – 4.6	4.0	(13)	2.7 – 6.1	4.1	(13)	2.7 – 5.3	4.0	(13)	3.5 – 4.7	4.1	(10)	3.5 – 6.0	4.1	(9)	3.7 – 4.5	4.0	(8)	3.7 – 4.5	4.0	(7)
GDP Deflator (% change)	1.9 – 3.5	2.8	(13)	1.4 – 3.5	2.2	(13)	1.4 – 3.0	2.1	(13)	1.4 – 2.7	2.1	(10)	1.5 – 3.0	2.0	(9)	1.7 – 2.1	2.0	(8)	1.9 – 2.1	2.0	(7)
Real business non-residential investment (% change)	-6.5 – -1.0	-4.2	(5)	-3.0 – 3.0	0.5	(5)	0.8 – 3.0	1.8	(5)	-1.0 – 8.0	3.2	(5)	-2.9 – 3.6	1.3	(4)	-4.1 – 2.9	0.4	(3)	0.8 – 2.0	1.4	(2)
Real business machinery and equipment investment (% change)	-6.5 – 2.4	0.0	(5)	1.0 – 5.9	3.6	(5)	1.0 – 7.7	3.7	(5)	-3.0 – 9.1	3.1	(5)	2.0 – 5.3	3.2	(4)	-0.6 – 3.3	1.7	(3)	2.0 – 2.3	2.1	(2)
Household Income (% change)	3.6 – 8.5	5.7	(8)	3.8 – 5.0	4.4	(8)	3.4 – 5.1	4.1	(8)	3.3 – 6.0	4.2	(8)	3.5 – 6.1	4.2	(7)	3.5 – 4.1	3.8	(6)	3.5 – 4.1	3.9	(5)
Net Migration (thousand persons)	113.2 – 188.0	158.5	(10)	-58.0 – 60.0	25.5	(10)	-66.0 – 50.0	12.2	(10)	14.0 – 65.0	39.0	(9)	33.0 – 91.8	62.6	(8)	45.0 – 90.2	73.4	(7)	42.0 – 87.5	69.6	(6)
Employment (% change)	1.8 – 2.4	1.9	(12)	-0.1 – 1.7	1.0	(12)	0.3 – 1.7	1.0	(12)	0.7 – 1.8	1.2	(9)	0.7 – 1.8	1.2	(8)	0.7 – 1.8	1.2	(7)	0.7 – 1.8	1.3	(6)
Unemployment rate (%)	5.5 – 5.8	5.6	(13)	5.2 – 6.0	5.7	(13)	4.7 – 6.2	5.5	(13)	4.6 – 5.7	5.2	(9)	4.6 – 5.5	5.2	(8)	4.6 – 5.5	5.2	(7)	4.8 – 5.5	5.2	(6)
Net operating surplus
Net operating surplus of corporations (% change)	-12.5 – 11.3	-4.8	(4)	-1.0 – 16.5	8.2	(4)	4.9 – 8.0	7.0	(4)	1.8 – 6.0	4.3	(4)	-3.2 – 7.0	3.0	(4)	-0.9 – 5.0	2.4	(3)	3.3 – 3.9	3.6	(2)
Housing starts (thousand units)	44.4 – 46.5	45.4	(13)	38.0 – 51.0	44.7	(13)	40.5 – 55.0	45.5	(13)	38.9 – 53.0	44.9	(10)	37.0 – 55.0	44.8	(9)	34.9 – 57.0	44.8	(8)	35.5 – 53.0	44.3	(6)
MLS residential unit sales (thousand units)	74.0 – 75.2	74.7	(7)	78.0 – 92.8	85.0	(7)	82.0 – 95.5	87.4	(7)	80.0 – 97.1	90.7	(6)	80.0 – 102.0	93.4	(6)	80.0 – 102.0	92.4	(5)	78.0 – 102.0	90.0	(4)
MLS residential average sale price ($ thousand)	976 – 985	981	(7)	997 – 1,035	1,020	(7)	1,012 – 1,071	1,051	(7)	1,037 – 1,109	1,079	(6)	1,068 – 1,150	1,110	(6)	1,096 – 1,160	1,131	(5)	1,200 – 1,200	1,200	(2)
Retail sales (% change)	-0.5 – 0.2	-0.1	(8)	-0.2 – 4.2	2.1	(8)	1.7 – 5.2	3.0	(8)	2.5 – 4.3	3.1	(8)	2.7 – 4.0	3.4	(7)	2.7 – 4.0	3.4	(6)	2.6 – 4.0	3.5	(5)
Consumer price index (% change)	2.5 – 3.7	2.7	(12)	1.7 – 2.3	2.0	(12)	1.6 – 2.2	2.0	(12)	2.0 – 2.1	2.0	(9)	1.9 – 2.0	2.0	(8)	1.9 – 2.0	2.0	(7)	2.0 – 2.0	2.0	(6)
United States
Real GDP (% change)	1.2 – 2.8	2.6	(13)	2.0 – 2.4	2.1	(13)	1.3 – 2.3	1.9	(13)	1.5 – 2.5	1.9	(10)	1.6 – 2.1	1.9	(9)	1.8 – 2.1	1.9	(8)	1.8 – 2.2	2.0	(6)
Intended Federal Funds rate (%)	4.40 – 5.35	5.01	(12)	3.46 – 4.50	3.93	(12)	2.85 – 4.50	3.37	(12)	2.75 – 4.00	3.19	(9)	2.75 – 3.50	3.03	(8)	2.85 – 3.50	3.06	(7)	2.85 – 3.50	3.06	(7)
Housing starts (million units)	1.34 – 1.37	1.35	(12)	1.30 – 1.44	1.40	(12)	1.32 – 1.63	1.44	(11)	1.40 – 1.57	1.46	(8)	1.30 – 1.59	1.46	(7)	1.30 – 1.60	1.46	(6)	1.20 – 1.60	1.46	(5)
Canada
Real GDP (% change)	1.1 – 3.2	1.4	(13)	1.3 – 3.0	1.8	(13)	1.3 – 2.9	1.9	(13)	1.4 – 2.4	1.9	(11)	1.4 – 2.8	1.9	(10)	1.6 – 2.1	1.8	(9)	1.6 – 1.9	1.8	(8)
Bank of Canada overnight target rate (%)	3.25 – 4.60	4.29	(12)	2.25 – 3.00	2.67	(12)	2.00 – 3.00	2.44	(12)	2.25 – 2.81	2.57	(10)	2.25 – 3.00	2.70	(9)	2.25 – 3.00	2.73	(8)	2.25 – 3.00	2.74	(8)
Exchange rate (US cents/C$)	69.0 – 73.5	72.8	(13)	69.0 – 71.7	70.3	(13)	68.0 – 73.3	71.4	(13)	70.0 – 78.0	73.6	(11)	70.0 – 80.0	75.0	(10)	70.0 – 80.0	74.8	(9)	70.8 – 80.0	75.0	(6)
Housing starts (thousand units)	241 – 247	244	(13)	228 – 267	242	(13)	225 – 291	244	(13)	225 – 285	243	(11)	222 – 290	247	(10)	219 – 295	245	(9)	204 – 280	239	(7)
Consumer price index (% change)	1.8 – 2.5	2.3	(13)	1.7 – 2.3	2.0	(13)	1.7 – 2.2	2.0	(13)	2.0 – 2.1	2.0	(11)	2.0 – 2.0	2.0	(10)	2.0 – 2.0	2.0	(9)	2.0 – 2.0	2.0	(8)

1 Based on responses from participants providing forecasts. Number of respondents shown in parentheses.

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Potential Impacts of U.S. Tariffs on B.C.’s Economy

B.C.’s Economy and Trade Profile

B.C. has a diverse economy, driven by service industries as well as natural resource industries such as forestry, mining and agriculture. Trade is a major contributor to the province’s overall economic activity, and B.C.’s strategic location on Canada’s west coast, along with its transportation infrastructure, help strengthen the province’s competitive advantage and promote its trading relationships with international and interprovincial partners. While the province’s economy is more diversified compared to other Canadian provinces, B.C.’s economic activity, including trade, is still influenced by global demand, commodity price volatility, geopolitical risks and uncertainty around global trade policies.

This topic box provides an overview of B.C.’s trading relationships and an assessment of the range of potential impacts of U.S. tariffs on B.C.’s economy and fiscal situation.

International Trade

While the U.S. is the province’s largest trading partner, B.C. has a more diversified and resilient trade structure than other provinces, making the economy relatively less reliant on the U.S. market. In 2000, the U.S. accounted for 65.8 per cent of the total value of B.C.’s goods exports. This share has since gone down to 52.8 per cent in 2024 (or $28.7 billion of B.C.’s total goods exports of $54.5 billion). In contrast, the share of goods exports from Ontario and Quebec destined to the U.S. has declined from an average of 89.5 per cent in 2000 to 76.1 per cent in 2024, while the share for Alberta has remained relatively steady at around 88 per cent. In addition, B.C. has significant trading relationships with key Asian markets, which have expanded in the past few decades. For example, in 2000, only 2.2 per cent of B.C.’s exports went to China, which increased to 15.6 per cent in 2024. Similarly, 2.8 per cent of B.C.’s exports went to South Korea in 2000, rising to 6.6 per cent in 2024. Meanwhile, the share of B.C.’s exports to Japan has declined from 14.5 per cent to 10.4 per cent over the same period. These trends highlight the province’s long‑term shift towards a more balanced trade structure, which helps support B.C.’s resilience to changes in U.S. trade policies while also positioning the province to benefit from growth in Asian and other markets.

Chart 1 – B.C. International Goods Exports by Destination, 2000 and 2024

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While B.C. is diversified in terms of export destination, the products that are exported to these destinations are not as diversified since B.C.’s natural resource exports are heavily concentrated in a few key markets. For example, the U.S. is currently the sole destination for the province’s natural gas and electricity and receives most of B.C.’s softwood lumber (74.8 per cent), unwrought aluminum (83.4 per cent) and unwrought zinc (95.8 per cent). In contrast, China is the leading market for specific metals, accounting for 44.5 per cent of B.C.’s copper exports and 31.3 per cent of its coal exports.

B.C. exports a wide range of goods to the U.S., with natural resources being key commodities. More specifically, in 2024, wood products made up 19.8 per cent of B.C.’s total exports to the U.S., followed by energy products (19.4 per cent, primarily natural gas) and metallic mineral products (7.8 per cent).

In addition, B.C. imported $25.2 billion of goods (or 34.5 per cent of B.C.’s total imports) from the U.S. in 2024. Key imports were machinery and equipment, agriculture and food, as well as energy products. While the U.S. remains B.C.’s largest supplier, its share of B.C. imports has declined as trade with China has expanded. B.C.’s imports with China reached $17.6 billion (24.0 per cent) in 2024, followed by Japan at $4.5 billion (6.1 per cent) and Vietnam at $3.1 billion (4.3 per cent).

Trade in services is another major component of B.C.’s trade with the U.S. In 2021 (the most recent year with available data), B.C. exported $11.1 billion in services to the U.S. (primarily computer and information, audio-visual, as well as management services) while importing $6.5 billion in services from the U.S. (predominantly in commercial services, including management services, charges for the use of intellectual property, as well as advertising services).

Interprovincial Trade

B.C. has maintained strong trading relationships with other Canadian provinces. In 2021 (the latest year with available data), B.C.’s total exports to other provinces reached $49.0 billion, consisting of $19.4 billion in goods exports and $29.7 billion in services exports. Alberta, Ontario and Quebec are B.C.’s largest interprovincial trading partners, accounting for 38.3 per cent, 33.4 per cent and 11.9 per cent shares of B.C.’s total interprovincial exports for goods and services, respectively.

Chart 2 – B.C. Goods Exports to the U.S. and Goods Imports from the U.S. by Commodity

B.C. share of goods exports to the B.C. share of goods imports from the

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In 2021, B.C.’s top interprovincial goods exports were mineral fuels, food and non‑alcoholic beverages and wood products. Meanwhile, B.C.’s major interprovincial services exports were transportation services, professional services and wholesale margins and commissions. B.C.’s top imports of goods and services include wholesale margins and commissions, food and non‑alcoholic beverages, as well as finance and insurance services excluding real estate.

Ministry of Finance New Scenario for the Potential Impact of U.S. Tariffs

On February 1, 2025, the U.S. announced tariffs of 25 per cent on all imports from Canada and Mexico (with a 10 per cent tariff on Canadian energy and energy resources) and an additional 10 per cent tariff on imports from China. The U.S. noted that if Canada retaliates, they may increase or expand the scope of tariffs. Canada signaled its intention to consider additional measures (including non-tariff options), should the U.S. continue to apply tariffs on Canada. On February 3, 2025, the U.S. announced a 30‑day pause (until March 4, 2025) on the implementation of the tariffs on Canadian imports, citing ongoing trade discussions and diplomatic efforts. In response, Canada also paused implementation of retaliatory tariffs. Since then, further tariff‑related announcements have been made by the U.S., further reinforcing the uncertainty on the timing and extent of potential impacts from U.S. tariffs.

Given the heightened uncertainty surrounding U.S. trade policies, the Ministry of Finance has completed an additional scenario for the potential impacts to the provincial economy from U.S. tariffs over a five‑year forecast horizon based on new information over the last number of weeks. It is important to note that this assessment is one of many possible scenarios, as there remains considerable uncertainty surrounding the exact nature, magnitude, scope and timing of U.S. policies. Tariffs are only one of many variables that could affect B.C.’s economic performance, and the potential outcomes presented here should be considered within that broader context and this scenario can be considered alongside the scenario previously provided (January 16, 2025) to provide a range of potential impacts depending on actual future events.

Economic Impact of U.S. Tariffs

Underlying Assumptions of New Scenario

This scenario builds upon the 2025 Budget and Fiscal Plan (base case) and incorporates the following key assumptions to assess the potential impact of U.S. tariffs on B.C.’s economy:

•	U.S. Tariffs: The scenario incorporates announcements as of February 4, 2025. Any announcements after that date (such as potential stacking of tariffs on steel and aluminum or forestry products) are beyond the scope of this updated assessment. More specifically, the scenario assumes that, starting in March 2025, the U.S. will implement a 10 per cent tariff on Canadian energy products, a 25 per cent tariff on all other goods from Canada and Mexico and an additional 10 per cent tariff on Chinese goods. These measures are assumed to remain in place for the full duration of the five‑year forecast horizon (i.e. 2025 to 2029).

•	Retaliation: In response, Canada is assumed to impose retaliatory tariffs of equivalent value (25 per cent) on goods imported from the U.S., totaling $155 billion. This represents a tariff on about 40 per cent of goods imported from the U.S.

•	Monetary Policy: The scenario assumes that there will be a monetary policy response where the Bank of Canada lowers interest rates to provide support to the Canadian economy. The Canadian dollar is assumed to depreciate as demand for the currency falls.

•	Fiscal Policy: The scenario also assumes that there will be a fiscal policy response where the Canadian federal government transfers revenues generated by retaliatory tariffs to households and businesses in the form of support payments.

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•	Commodity Prices: While tariffs would affect supply and demand for key commodities, a simplifying assumption has been made to hold global commodity prices unchanged from the base case.

Economic Impacts

The imposition of U.S. tariffs on Canadian goods, followed by retaliatory measures from Canada, is expected to lead to significant economic disruptions to B.C.’s economy. With the U.S. still accounting for over half of B.C.’s international goods exports, the province is expected to experience substantial trade impacts, particularly in the natural resources sector, as B.C. exports to the U.S. become more expensive and less competitive. While B.C.’s diversified network of trading partners provide some resilience, transitioning to alternative markets will take time, resulting in lower volumes of exports in the near-term.

Retaliatory tariffs from Canada would make U.S. products more expensive and reduce the purchasing power of British Columbians, creating upward inflationary pressure for consumers and businesses. These cost pressures and rising global economic uncertainty would constrain business investment, leading to job losses and a rise in the unemployment rate, particularly in sectors reliant on U.S. demand. Higher unemployment and higher prices would result in lower consumer spending. Overall corporate profits would decline, although the depreciation of the Canadian dollar may partially offset some of these losses. Accommodative monetary and fiscal policy responses would also provide some offset to the downturn, but the economic and fiscal implications for B.C. would be significant.

Scenario Results

The introduction of U.S. tariffs on Canadian goods, alongside Canada’s retaliatory measures, is expected to have significant economic consequences for B.C. and the economic impact of these tariffs is expected to become meaningful in the second half of 2025, peaking in the middle of 2026. With this scenario and its underlying assumptions, the province’s real GDP is projected to slow to 0.3 per cent year-over-year growth in 2025 (down from the base case growth projection of 1.8 per cent) and grow by 0.8 per cent in 2026 (down from 1.9 per cent). The results (see Chart 3 and Table 1) show that the level of B.C. real GDP is estimated to be $9.6 billion lower (or 2.6 per cent lower) in 2029 compared with the base case. Over the medium-term, this scenario results in a cumulative economic loss of approximately $43 billion between 2025 and 2029.

Chart 3 – B.C. Real GDP Scenario

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By 2029, this scenario predicts the province to have approximately 45,000 fewer jobs compared to the base case. B.C.’s unemployment rate is projected to rise to 6.4 per cent in 2025 and 6.7 per cent in 2026, from a base case forecast of 5.7 per cent and 5.4 per cent, respectively.

The negative impact on B.C. in this scenario is expected to be concentrated in export-oriented industries, particularly in natural resources and associated manufacturing. Impacts are also expected in transportation and retail sectors. Corporate profits could see annual declines in the range of $3.2 billion to $5.0 billion.

If the underlying assumptions of this scenario change (e.g., less federal supports, higher tariffs due to stacking, escalation of retaliation, etc.), the impacts would be even more significant.

Fiscal Impact of U.S. Tariffs

A broad economic slowdown is expected to have a negative impact on provincial revenues. Preliminary estimates based on the scenario indicate an annual revenue shortfall reaching up to $1.4 billion annually with the largest declines anticipated in personal and corporate income tax revenues.

Comparison to the January 16th Scenario

The scenario released by the provincial government on January 16, 2025 had a different base case, larger tariff assumptions, and did not assume any offsetting supports, in contrast to the new scenario. This was due to the information available at that time. The three main reasons for the differences are as follows, which mitigate the incremental impact of the new scenario.

•	Differences in the base case: The January 16th assessment used the Fall 2024 Update as the base case. The current Budget 2025 base case now factors in some impacts resulting from uncertainty due to the threat of U.S. tariffs by using lower growth assumptions for many of B.C.’s trading partners compared with private sector projections, which also negatively impacts the base case for the revenue forecast. The updated base case also includes the federal government’s Immigration Levels Plan (ILP).

•	Tariff assumptions: The underlying nature of the tariff assumptions are different. The updated scenario assumes a lower rate of tariffs and retaliation as announced by the U.S. and Canada on February 4th, while the previous scenario assumed higher broad‑based tariffs on all goods and full retaliation (i.e., 25 per cent U.S. tariffs on energy exports from Canada instead of 10 per cent, and Canadian tariffs on 100 per cent of goods imported instead of around 40 per cent).

Table 1 – Range of Potential Impacts of U.S. Tariffs on B.C.

Indicator	January 16th Scenario	Budget 2025 Scenario
Real GDP	$69 billion by 2028	$43 billion by 2029
(cumulative loss)

Employment	124,000 fewer jobs by 2028	45,000 fewer jobs by 2029
(job loss)

Unemployment Rate	6.7% in 2025 & 7.1% in 2026	6.4% in 2025 & 6.7% in 2026
(increase)

Corporate Profits	$3.6 to $6.1 billion	$3.2 to $5.0 billion
(annual decline)

Revenue	$1.6 to $2.5 billion	Up to $1.4 billion
(annual loss)		$1.7 to $3.4 billion (incl. Budget 2025 base case)

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•	Fiscal and monetary policy response assumptions: The scenario now assumes that federal government supports would be provided to households and businesses, and the Bank of Canada would lower interest rates in response to a slowing economy. A depreciating Canadian dollar also provides support to export-oriented businesses as the price of their products becomes less expensive and more competitive in the U.S. market. The previous scenario did not assume any fiscal or monetary policy responses or exchange rate movements.

For comparison purposes, Table 1 shows the January 16th scenario and the Budget 2025 scenario side‑by‑side. This illustrates the range of potential impacts to B.C.’s economy depending on actual future events.

The incremental fiscal impacts of the tariff scenario are somewhat reduced from the January 16th assessment. This is because the revenue forecast of the Budget 2025 base case already includes the impact of tariff-related risks which are estimated to affect the economy due to uncertainties within the business environment. Once the base case impacts are combined with the new scenario, the resulting provincial revenue reductions range from $1.7 billion to $3.4 billion annually over the fiscal plan period.

Conclusion

U.S. tariff uncertainty poses a significant risk to B.C.’s economy and government’s fiscal plan. The assessment provided in this topic box presents two of many possible scenarios and there is considerable uncertainty about what may unfold in the weeks, months, and years ahead. The potential outcomes presented here should be considered within the broader context of a fluid and evolving global trade policy environment.

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Responding to U.S. Tariffs

Responses to Tariff Threats

Tariffs will increase the cost of B.C. exports to the U.S. market, making them less competitive and reducing demand. Given that the U.S. is B.C.’s largest trading partner for both goods and services, tariffs threaten to disrupt industries, affect employment levels and reduce economic growth. Tariffs will hurt people on both sides of the border. In response, the Province is implementing a series of measures to mitigate any immediate economic impact while positioning the province for long‑term resilience.

Three-Point Strategy

B.C. is taking a three-pronged approach to counter U.S. tariffs and protect British Columbians:

•	Strengthening B.C.’s economy, including expediting projects and supporting industry and workers;

•	Diversifying trade markets for B.C. products so the provincial economy is less reliant on U.S. markets and customers; and

•	Responding to U.S. tariffs with tough counter-actions, if needed, and outreach to American decision-makers.

Actions

Cabinet Committee and Task Force on Trade and Economic Security

Premier David Eby established a dedicated Cabinet Committee on Tariff Response. The committee is ensuring a cross-government, unified approach to protect the economy and workers from the U.S. tariff threat by evaluating every decision with an aim to strengthen our economy.

B.C. Trade and Economic Security Task Force

The recently launched task force is comprised of respected leaders from B.C.’s diverse business, industry, labour and First Nations communities. These leaders are providing advice on potential economic threats as well as opportunities related to the rapidly evolving global trade landscape.

Reducing Internal Trade Barriers

The Province is working across the country with the Government of Canada and all provinces and territories to reduce and eliminate, where possible, barriers to the free movement of workers, goods, services and investments in Canada. For example, B.C. has recently entered into an agreement with Alberta for the direct delivery of wine. B.C. will also be reviewing its exceptions under the Canadian Free Trade Agreement, with the aim of reducing them, and will work with other jurisdictions to mutually recognize each other’s regulatory measures respecting the sale and use of goods in Canada.

Speeding Up Projects

The Province is assessing private-sector projects worth $20 billion with the goal of getting them approved as quickly as possible, and issuing their permits faster. The projects are expected to support around 8,000 jobs across the province.

Other Supporting Programs

In addition to the new actions listed above, the Province has been making investments to create the conditions for a strong and diverse economy. This includes programs that support economic diversification and help businesses to expand export potential such as:

•	The Rural Economic Diversification and Infrastructure Program is investing annually to support programs that promote economic diversification, resilience, clean growth opportunities, and infrastructure development;

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•	The Manufacturing Jobs Fund supports manufacturers across rural and urban B.C. to modernize and grow their operations. Projects are creating and protecting thousands of well-paying jobs, growing local economies, strengthening manufacturing supply chains, and incentivizing investment in high priority sectors;

•	The Integrated Marketplace Initiative will continue to help strategic buyers with B.C. companies to implement, scale up and export B.C. technology solutions; and

•	Trade Diversification Programs B.C. is supporting a range of export programs to raise awareness of exporting, free-trade agreements, and to support businesses through the process of preparing to export, enter and expand in new and existing markets.

Budget 2025 includes a contingencies fund for costs that are uncertain at the time of building the budget. This may include funding for future provincial tariff response measures.

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PART 4 | 2024/25 UPDATED FINANCIAL FORECAST (THIRD QUARTERLY REPORT)

Table 4.1 2024/25 Forecast Update

		First	Fall	Third
	Budget	Quarterly	2024	Quarterly
($ millions)	2024	Report	Update	Report
Revenue	81,523	81,770	81,448	82,868
Expense	(89,434)	(90,749)	(90,856)	(92,003)
Deficit	(7,911)	(8,979)	(9,408)	(9,135)
Capital Spending:
Taxpayer-supported capital spending	14,104	13,609	13,223	11,348
Self-supported capital spending	4,652	4,418	4,414	4,622
	18,756	18,027	17,637	15,970
Provincial Debt:
Taxpayer-supported debt	88,639	93,346	94,648	97,711
Self-supported debt	34,628	35,264	35,333	35,305
Total debt	123,267	128,610	129,981	133,016
Taxpayer-supported debt metrics:
Debt-to-GDP ratio	21.0%	22.0%	22.3%	22.9%
Interest bite (cents per dollar of revenue)	3.8	4.2	4.3	4.3

Introduction

The third-quarter fiscal outlook for 2024/25 forecasts a deficit of $9.1 billion, which is $273 million lower than the forecast in the Fall 2024 Economic & Fiscal Update (Fall 2024 Update) mainly due to higher revenue from corporate income tax and ICBC net income, partially offset by higher statutory spending for compensation and shelter‑related costs. Taxpayer‑supported capital spending for the year is lower by $1.9 billion, and the forecast for the taxpayer‑supported debt is higher by $3.1 billion, from the Fall 2024 Update, mainly due to pre‑borrowing to fund future operating requirements.

Chart 4.1  2024/25 Deficit – Major Changes from the Fall 2024 Update

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2024/25 Updated Financial Forecast (Third Quarterly Report)

Table 4.2 2024/25 Financial Forecast Changes

	($ millions)
2024/25 deficit at Budget 2024 (February 22, 2024)	(7,911)			(7,911)
2024/25 deficit at the First Quarterly Report (September 10, 2024)		(8,979)
2024/25 deficit at the Fall 2024 Economic & Fiscal Update (December 17, 2024)			(9,408)

	Q1	Fall 2024	Q3	Total
	Update	Update	Update	Changes
Revenue[1] changes:
Personal income tax – reflecting improved household income, weaker 2023 tax assessments, and updates to federal capital gains inclusion rate tax measure	480	33	(124)	389
Corporate income tax – mainly increased prior-year settlement payment reflecting stronger 2023 tax assessment results and changes in advance instalments reflecting federal government outlook of the national corporate taxable income	(638)	(391)	1,055	26
Provincial sales tax – weaker year-to-date sales activity	(54)	(146)	(150)	(350)
Property transfer tax – reflecting year-to-date sales results	25	-	(60)	(35)
Fuel tax – lower sales volume in most fuel types reflecting prior year and year-to-date results	(51)	-	(6)	(57)
Tobacco tax – reflecting lower prior year and year-to-date sales results	(40)	(20)	-	(60)
Employer health tax – higher prior year taxes and an improved wages and salaries growth	159	-	168	327
Other taxation sources – mainly reflecting year-to-date results	96	(8)	(10)	78
Natural gas royalties – lower natural gas liquids royalties, changes in natural gas price and volume, and utilization of royalty and infrastructure programs and credits	(49)	(132)	3	(178)
Mining – changes in coal and copper prices, US dollar, mine operating and capital costs, changes in coal production volumes	12	(20)	(210)	(218)
Electricity sales under the Columbia River Treaty – changes in anticipated volume resulting from the new Agreement-in-Principle and lower Mid-C electricity prices, partly offset by a new annual cash payment for Flood Risk Management	(126)	(28)	(35)	(189)
Forests – mainly lower logging tax and changes in stumpage rates and lumber prices	(103)	(3)	(82)	(188)
Other natural resources – mainly changes in water rental revenues	(33)	(10)	-	(43)
Fees, licences, investment earnings and miscellaneous revenue: Investment earnings – mainly reflecting interest income on higher cash balances	243	146	61	450
Other sources – mainly higher revenue from fees and miscellaneous sources	243	97	128	468
Canada health and social transfers – mainly higher B.C. share of the national population	23	46	-	69
Other federal government transfers – mainly lower funding in support of Disaster Financial Assistance Arrangements and reflecting higher recoveries for health initiatives	92	(278)	(140)	(326)
Commercial Crown corporation net income - mainly improving investment income of ICBC	(32)	392	822	1,182
Total revenue changes	247	(322)	1,420	1,345
Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	653	(118)	10	545
Emergency and Disaster Management Act - mainly prior year flood related costs	-	-	351	351
Financial Administration Act - RCMP and health sector compensation costs	-	-	207	207
Housing Priority Initiatives Special Account - shelter-related costs	-	-	845	845
Other statutory spending	61	53	19	133
Refundable tax credits	9	33	(465)	(423)
Other expense changes – mainly higher interest costs	344	(6)	9	347
Spending funded by third party recoveries	(19)	50	122	153
Changes in spending profile of service delivery agencies:
School districts	98	-	77	175
Universities	49	86	39	174
Colleges and institutes	47	26	24	97
Health authorities and hospital societies	854	608	910	2,372
Other service delivery agencies[3]	(70)	(39)	33	(76)
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(711)	(586)	(1,034)	(2,331)
Total expense changes	1,315	107	1,147	2,569
Total changes	(1,068)	(429)	273	(1,224)
2024/25 deficit at the First Quarterly Report	(8,979)
2024/25 deficit at the Fall 2024 Economic & Fiscal Update		(9,408)
2024/25 deficit at the Third Quarterly Report			(9,135)	(9,135)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 SUCH: school districts, universities, colleges and institutes, and health organizations.

3 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

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Revenue

Total government revenue is now forecast to be $1.42 billion higher than the Fall 2024 Economic & Fiscal Update. Major changes include:

•	$1.055 billion higher corporate income tax revenues due to increased settlement payments related to prior years mainly reflecting stronger 2023 preliminary corporate tax assessments information available in late 2024, partly offset by lower corporate income tax advance payments from the federal government;

•	$124 million decrease in personal income tax, mainly reflecting weaker 2023 personal tax assessments results, partly offset by an improvement in household income;

•	$58 million decrease in other taxation revenue sources mainly reflecting year‑to‑date information;

•	$324 million decrease in natural resource revenue mainly due to the effects of lower electricity, coal and metal prices as well as lower forest Crown harvest volumes;

•	$189 million increase in revenue from fees, licences, investment earnings and miscellaneous sources mainly due to improvements in taxpayer-supported entities projections;

•	$140 million decrease in federal government contributions mainly due to lower transfers under the Disaster Financial Assistance Arrangements and to taxpayer-supported Crown entities; and

•	$822 million increase in commercial Crown corporations’ net income, mainly due to stronger investment earnings at ICBC ($1.0 billion increase after allowing for rebates in 2024/25), partly offset by a $140 million decrease at BC Hydro due to various operating cost pressures.

Expense

Total government spending is now forecast to be $1.15 billion higher than the Fall 2024 Economic & Fiscal Update (Fall 2024 Update). Major changes include:

•	$351 million increase in statutory spending under the Emergency and Disaster Management Act mainly for wildfires and flooding events in prior years;

•	$10 million increase in fire management costs - for a total spending forecast of $778 million;

•	$845 million increase in shelter-related costs funded through the Housing Priority Initiatives Special Account;

•	$207 million increase in compensation costs for RCMP and the health sector under the Financial Administration Act;

•	$122 million increase in bad debt expenses mainly from tobacco tax, sales tax and property tax;

•	$76 million net increase in various other spending; offset by

•	$465 million decrease in refundable tax credits mainly reflecting 2023 tax assessment results as well as updated information on certain tax credits.

Table 4.2 provides a detailed breakdown of changes in the operating results by quarter from Budget 2024.

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Contingencies

Budget 2024 includes a Contingencies Vote of $3.9 billion in 2024/25, with $3.5 billion allocated to General Programs and Climate & Emergency Response and $400 million for CleanBC initiatives. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as flood recovery, wage mandate, increased costs for government services, and emerging priorities. The forecast continues to assume allocations will be fully spent and remains unchanged.

Government will report the final spending details of the Contingencies Vote in the 2024/25 Public Accounts which will be released in the summer of 2025.

Government Employment (FTEs)

Full-time equivalent (FTE) staff utilization in core government ministries for 2024/25 is forecast to be 38,900, which is unchanged from the forecast in the Fall 2024 Economic & Fiscal Update. Further details on FTEs are provided in Table A13 in the appendix.

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Provincial Capital Spending

Total capital spending is projected at $16.0 billion for fiscal 2024/25, which is $1.7 billion lower than the Fall 2024 Economic & Fiscal Update (Fall 2024 Update) forecast (see Table 4.3).

The forecast for taxpayer-supported capital spending is $1.9 billion lower than in the Fall 2024 Update, mainly due to changes in the timing of project spending in the transportation, health and post-secondary sectors.

Self-supported capital spending is expected to be $208 million higher than the forecast in the Fall 2024 Update, primarily due to changes in the timing of BC Hydro capital expenditures.

Table 4.3 2024/25 Capital Spending Update

	($ millions)
	Q1	Fall 2024	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2024	14,104			14,104
Taxpayer-supported capital spending at the First Quarterly Report		13,609
Taxpayer-supported capital spending at the Fall 2024 Economic & Fiscal Update			13,223
School districts	38	(40)	(23)	(25)
Post-secondary institutions	(145)	(193)	(130)	(468)
Health sector	(144)	9	(596)	(731)
Transportation sector	(328)	(116)	(696)	(1,140)
Social housing	35	44	(261)	(182)
Other net adjustments to capital schedules	49	(90)	(169)	(210)
Total taxpayer-supported changes	(495)	(386)	(1,875)	(2,756)

Taxpayer-supported capital spending - updated forecast	13,609	13,223	11,348	11,348

Self-supported capital spending at Budget 2024	4,652			4,652
Self-supported capital spending at the First Quarterly Report		4,418
Self-supported capital spending at the Fall 2024 Economic & Fiscal Update			4,414
BC Hydro	(233)	-	223	(10)
Other net adjustments	(1)	(4)	(15)	(20)
Total self-supported changes	(234)	(4) 208		(30)

Self-supported capital spending - updated forecast	4,418	4,414	4,622	4,622

2024/25 capital spending at the First Quarterly Report	18,027
2024/25 capital spending at the Fall 2024 Economic & Fiscal Update		17,637
2024/25 capital spending at the Third Quarterly Report			15,970	15,970

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Provincial Debt

The provincial debt is projected to total $133.0 billion by the end of the fiscal year, which is $9.7 billion higher than the projection at Budget 2024 and $3.0 billion higher than the Fall 2024 Economic & Fiscal Update (Fall 2024 Update).

Taxpayer-supported debt is now forecast to be $97.7 billion, which is $9.1 billion higher than the Budget 2024 mainly due to a higher opening balance from 2023/24, an increased deficit and pre-borrowing to meet refinancing requirements early in 2025/26. The forecast is $3.1 billion higher than the Fall 2024 Update mainly due to higher cash balance for pre-borrowing, partly offset by lower capital spending and changes in other working capital balances and commercial Crown corporations’ retained earnings.

Consistent with the Fall 2024 Update, the self-supported debt is projected to be $35.3 billion — $667 million higher than the Budget 2024 mainly due to changes in internal financing.

Details on changes in provincial debt by quarter are shown in Table 4.4.

Table 4.4 2024/25 Provincial Debt Update 1

	($ millions)
	Q1	Fall 2024	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2024	88,639			88,639
Taxpayer-supported debt at the First Quarterly Report		93,346
Taxpayer-supported debt at the Fall 2024 Economic & Fiscal Update			94,648
Changes:
Higher debt level from 2023/24	3,539	-	-	3,539
Changes in operating results	1,068	429	(273)	1,224
Non-cash items	78	(39)	(11)	28
Changes in commercial Crown corporations' retained earnings	(25)	400	846	1,221
Changes in cash balances [2]	(1,919)	365	3,777	2,223
Changes in other working capital balances [3]	2,461	533	599	3,593
Lower taxpayer-supported capital spending	(495)	(386)	(1,875)	(2,756)
Total taxpayer-supported changes	4,707	1,302	3,063	9,072

Taxpayer-supported debt - updated forecast	93,346	94,648	97,711	97,711

Self-supported debt forecast at Budget 2024	34,628			34,628
Self-supported debt at the First Quarterly Report		35,264
Self-supported debt at the Fall 2024 Economic & Fiscal Update			35,333
Changes:
Higher debt level from 2023/24	140	-	-	140
Changes in capital spending	(234)	(4)	208	(30)
Changes in internal financing	730	73	(236)	567
Total self-supported changes	636	69	(28)	677

Self-supported debt - updated forecast	35,264	35,333	35,305	35,305

2024/25 provincial debt at the First Quarterly Report	128,610
2024/25 provincial debt at the Fall 2024 Economic & Fiscal Update		129,981
2024/25 provincial debt at the Third Quarterly Report			133,016	133,016

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Reflects changes in cash balances at April 1, 2024 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

112 |	Budget and Fiscal Plan - 2025/26 to 2027/28

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Risks to the Fiscal Forecast

The forecasts of revenues, expenditures, capital spending and debt are estimates based on multiple economic, financial and external factors. In addition, capital spending and debt figures may be influenced by several factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating results, capital expenditure and debt figures may differ from the current forecast.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster responses.

Supplementary Schedules

The following tables provide the financial results for the nine months ended December 31, 2024, and the 2024/25 full-year forecast.

Table 4.5 2024/25 Operating Statement

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Revenue	58,627	59,862	1,235	56,487	81,523	82,868	1,345	79,623
Expense	(63,002)	(64,864)	(1,862)	(59,029)	(89,434)	(92,003)	(2,569)	(84,658)
Deficit	(4,375)	(5,002)	(627)	(2,542)	(7,911)	(9,135)	(1,224)	(5,035)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(3,175)	(1,213)	1,962	3,822	(3,175)	(1,213)	1,962	3,822
Accumulated surplus (deficit) before remeasurement gains (losses)	(7,550)	(6,215)	1,335	1,280	(11,086)	(10,348)	738	(1,213)
Effect of remeasurement gains (losses)	(36)	(1,257)	(1,221)	(760)	(36)	(408)	(372)	(408)
Accumulated surplus (deficit) end of period	(7,586)	(7,472)	114	520	(11,122)	(10,756)	366	(1,621)

[1]	Restated to reflect government's current accounting policies as at December 31, 2024.

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Table 4.6 2024/25 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget [1]	Actual [1]	Variance	2023/24 [1]	Budget [1]	Forecast	Variance	2023/24 [1]
Office of the Premier	12	12	-	11	17	17	-	17
Agriculture and Food	91	225	134	128	130	229	99	259
Attorney General	626	688	62	673	877	877	-	1,069
Children and Family Development	1,752	1,815	63	1,624	2,121	2,121	-	2,152
Citizens' Services	524	580	56	552	705	705	-	733
Education and Child Care	7,257	7,198	(59)	6,812	9,588	9,588	-	9,145
Emergency Management and Climate Readiness	82	113	31	147	116	467	351	593
Energy and Climate Solutions	62	130	68	261	110	110	-	812
Environment and Parks	162	221	59	201	216	224	8	269
Finance	1,205	651	(554)	869	1,671	2,741	1,070	3,154
Forests	613	1,140	527	1,420	851	1,396	545	1,750
Health	24,448	25,110	662	22,943	32,885	32,885	-	30,577
Housing and Municipal Affairs	1,017	1,116	99	874	1,292	1,292	-	1,191
Indigenous Relations and Reconciliation	84	264	180	118	160	160	-	361
Infrastructure	32	32	-	34	46	46	-	47
Jobs, Economic Development and Innovation	71	121	50	89	116	116	-	209
Labour	18	26	8	29	25	25	-	46
Mining and Critical Minerals	43	44	1	43	60	66	6	63
Post-Secondary Education and Future Skills	2,591	2,681	90	2,546	3,404	3,404	-	3,347
Public Safety and Solicitor General	812	903	91	778	1,083	1,083	-	1,088
Social Development and Poverty Reduction	3,947	4,017	70	3,699	5,176	5,176	-	4,745
Tourism, Arts, Culture and Sport	145	156	11	155	189	189	-	254
Transportation and Transit	845	820	(25)	759	1,136	1,136	-	1,073
Water, Land and Resource Stewardship	158	210	52	327	214	214	-	440
Total ministries and Office of the Premier	46,597	48,273	1,676	45,092	62,188	64,267	2,079	63,394
Management of public funds and debt	1,486	1,725	239	1,098	1,976	2,346	370	1,588
Contingencies - General programs and CleanBC	-	-	-	-	3,885	3,885	-	11
Funding for capital expenditures	3,591	2,728	(863)	1,984	6,665	5,157	(1,508)	3,551
Refundable tax credit transfers	2,568	2,600	32	2,231	3,492	3,069	(423)	2,885
Legislative Assembly and other appropriations	238	212	(26)	148	313	315	2	215
Total appropriations	54,480	55,538	1,058	50,553	78,519	79,039	520	71,644
Elimination of transactions between appropriations [2]	(24)	(23)	1	-	(32)	(31)	1	(32)
Prior year liability adjustments	-	-	-	-	-	(24)	(24)	(75)
Consolidated revenue fund expense	54,456	55,515	1,059	50,553	78,487	78,984	497	71,537
Expenses recovered from external entities	3,893	3,854	(39)	3,057	5,841	5,994	153	5,819
Elimination of funding provided to service delivery agencies	(35,542)	(34,169)	1,373	(31,067)	(48,056)	(48,879)	(823)	(44,172)
Total direct program spending	22,807	25,200	2,393	22,543	36,272	36,099	(173)	33,184
Service delivery agency expense
School districts	6,507	6,604	97	6,092	9,111	9,286	175	8,659
Universities	4,958	5,020	62	4,737	6,906	7,080	174	6,630
Colleges and institutes	1,352	1,378	26	1,259	1,816	1,913	97	1,792
Health authorities and hospital societies	21,469	21,077	(392)	18,922	26,639	29,011	2,372	26,272
Other service delivery agencies	5,909	5,585	(324)	5,476	8,690	8,614	(76)	8,121
Total service delivery agency expense	40,195	39,664	(531)	36,486	53,162	55,904	2,742	51,474
Total expense	63,002	64,864	1,862	59,029	89,434	92,003	2,569	84,658

[1]	Restated to reflect government's organization and accounting policies as at December 31, 2024.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

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Table 4.7 2024/25 Revenue by Source

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Taxation
Personal income	12,319	12,693	374	11,888	16,638	17,027	389	16,443
Corporate income	5,217	4,689	(528)	3,787	8,236	8,262	26	6,085
Employer health	2,116	2,358	242	2,059	2,803	3,130	327	2,886
Sales [2]	8,278	8,010	(268)	7,928	10,762	10,412	(350)	10,330
Fuel	808	765	(43)	787	1,020	963	(57)	982
Carbon	1,833	1,825	(8)	1,886	2,565	2,558	(7)	2,642
Tobacco	406	352	(54)	399	510	450	(60)	477
Property	2,800	2,852	52	2,669	3,779	3,839	60	3,605
Property transfer	1,610	1,589	(21)	1,625	2,055	2,020	(35)	1,993
Insurance premium and other	629	649	20	615	846	871	25	853
	36,016	35,782	(234)	33,643	49,214	49,532	318	46,296
Natural resource
Natural gas royalties	556	400	(156)	576	754	576	(178)	823
Forests	478	396	(82)	501	689	501	(188)	657
Other natural resource revenues [3]	1,284	912	(372)	1,228	1,707	1,257	(450)	1,663
	2,318	1,708	(610)	2,305	3,150	2,334	(816)	3,143
Other revenue
Post-secondary education fees	2,042	2,040	(2)	1,975	2,937	2,874	(63)	2,840
Other fees and licenses [4]	1,734	1,857	123	1,761	2,531	2,607	76	2,427
Investment earnings	1,156	1,664	508	1,205	1,424	1,874	450	1,718
Miscellaneous [5]	3,182	3,772	590	3,400	4,508	4,963	455	4,988
	8,114	9,333	1,219	8,341	11,400	12,318	918	11,973
Contributions from the federal government
Health and social transfers	7,106	7,155	49	7,101	9,475	9,544	69	9,390
Other federal government contributions [6]	2,696	2,316	(380)	1,987	4,971	4,645	(326)	4,344
	9,802	9,471	(331)	9,088	14,446	14,189	(257)	13,734
Commercial Crown corporation net income
BC Hydro	392	324	(68)	344	712	572	(140)	323
Liquor Distribution Branch	889	891	2	935	1,090	1,076	(14)	1,148
BC Lottery Corporation [7]	990	984	(6)	1,055	1,323	1,284	(39)	1,429
ICBC	40	1,222	1,182	617	-	1,400	1,400	1,399
Other [8]	66	147	81	159	188	163	(25)	178
	2,377	3,568	1,191	3,110	3,313	4,495	1,182	4,477
Total revenue	58,627	59,862	1,235	56,487	81,523	82,868	1,345	79,623

[1]	Restated to reflect government's current accounting policies.
[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.
[3]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[4]	Healthcare-related, motor vehicle, and other fees.
[5]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[6]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[7]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).
[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

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Table 4.8 2024/25 Expense by Function

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget [1]	Forecast	Variance	2023/24
Health [2]	26,917	27,901	984	25,294	35,941	37,345	1,404	34,860
Education [3]	14,020	13,969	(51)	13,033	19,479	19,341	(138)	18,479
Social services	7,995	7,965	(30)	6,888	10,473	10,787	314	9,284
Protection of persons and property	1,859	2,068	209	1,881	2,557	2,941	384	3,101
Transportation	1,901	1,769	(132)	1,682	2,775	2,686	(89)	2,379
Natural resources and economic development	2,751	4,126	1,375	4,183	4,441	5,058	617	6,704
Other	2,922	2,283	(639)	2,351	3,706	3,562	(144)	4,214
Contingencies - General programs and CleanBC [4]	-	-	-	-	3,885	3,885	-	-
General government	1,591	1,608	17	1,366	2,072	2,025	(47)	2,345
Debt servicing	3,047	3,175	128	2,351	4,105	4,373	268	3,292
Total expense	63,002	64,864	1,862	59,029	89,434	92,003	2,569	84,658

[1]	Restated to reflect government's current accounting policies as at December 31, 2024.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

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Table 4.9 2024/25 Capital Spending

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24[1]	Budget	Forecast	Variance	2023/24
Taxpayer-supported
Education
School districts	826	843	17	610	1,183	1,158	(25)	874
Post-secondary institutions	1,490	1,022	(468)	831	2,200	1,732	(468)	1,227
Health	2,178	1,707	(471)	1,485	4,397	3,666	(731)	2,998
BC Transportation Financing Authority	3,525	2,334	(1,191)	1,965	4,060	3,279	(781)	2,263
BC Transit	447	109	(338)	137	516	157	(359)	158
Government ministries	429	276	(153)	326	707	524	(183)	537
Social housing [2]	633	403	(230)	458	811	629	(182)	587
Other	146	140	(6)	81	230	203	(27)	128
Total taxpayer-supported	9,674	6,834	(2,840)	5,893	14,104	11,348	(2,756)	8,772

Self-supported
BC Hydro	3,434	3,037	(397)	3,416	4,430	4,420	(10)	4,263
Columbia Basin power projects [3]	12	9	(3)	5	14	16	2	8
BC Railway Company	3	3	-	2	5	4	(1)	4
ICBC	36	34	(2)	46	69	56	(13)	64
BC Lottery Corporation [4]	81	57	(24)	54	100	100	-	84
Liquor Distribution Branch	25	14	(11)	7	34	26	(8)	18
Other [5]	-	-	-	-	-	-	-	143
Total self-supported	3,591	3,154	(437)	3,530	4,652	4,622	(30)	4,584
Total capital spending	13,265	9,988	(3,277)	9,423	18,756	15,970	(2,786)	13,356

[1]	Taxpayer-supported figures reflect government's current accounting policies.
[2]	Includes BC Housing Management Commission.
[3]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[4]	Excludes right-of-use assets except for full year actual.
[5]	Includes post-secondary institutions' self-supported subsidiaries.

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Table 4.10 2024/25 Provincial Debt 1

	Year-to-Date to December 31				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24	Budget	Forecast	Variance	2023/24
Taxpayer-supported debt
Provincial government
Operating	10,000	17,796	7,796	-	10,275	22,028	11,753	-
Capital [2]	44,698	43,822	(876)	35,973	46,439	45,982	(457)	36,538
Total provincial government	54,698	61,618	6,920	35,973	56,714	68,010	11,296	36,538

Taxpayer-supported entities
BC Transportation Financing Authority	24,845	23,912	(933)	18,676	26,066	24,670	(1,396)	18,992
Health authorities and hospital societies	2,347	2,350	3	1,944	2,332	2,337	5	1,983
Post-secondary institutions	960	908	(52)	908	981	963	(18)	910
Social housing [3]	1,699	1,220	(479)	1,195	1,872	1,316	(556)	1,241
Other	589	407	(182)	256	674	415	(259)	270
Total taxpayer-supported entities	30,440	28,797	(1,643)	22,979	31,925	29,701	(2,224)	23,396
Total taxpayer-supported debt	85,138	90,415	5,277	58,952	88,639	97,711	9,072	59,934
Self-supported debt	34,545	34,585	40	29,193	34,628	35,305	677	29,492
Total provincial debt	119,683	125,000	5,317	88,145	123,267	133,016	9,749	89,426

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes debt incurred by BC Housing Management Commission to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of December 2024.

118 |	Budget and Fiscal Plan - 2025/26 to 2027/28

2024/25 Updated Financial Forecast (Third Quarterly Report)

Table 4.11 2024/25 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	December 31,	March 31,
($ millions)	2024	2024	2025
Financial assets:
Cash and temporary investments	6,768	7,536	8,742
Other financial assets	22,057	23,327	21,917
Sinking funds	491	551	594
Investments in commercial Crown corporations:
Retained earnings	14,677	16,299	16,649
Recoverable capital loans	30,572	33,375	33,790
Total investments in commercial Crown corporations	45,249	49,674	50,439
Total financial assets	74,565	81,088	81,692
Liabilities:
Accounts payable, accrued liabilities and others	23,798	20,357	21,545
Deferred revenue	15,053	16,539	15,862
Debt:
Taxpayer-supported debt	75,402	90,415	97,711
Self-supported debt	32,060	34,585	35,305
Total provincial debt	107,462	125,000	133,016
Add: debt offset by sinking funds	491	551	594
Add: foreign exchange adjustments	494	2,126	915
Less : guarantees and non-guaranteed debt	(1,476)	(1,568)	(1,520)
Financial statement debt	106,971	126,109	133,005
Total liabilities	145,822	163,005	170,412
Net liabilities	(71,257)	(81,917)	(88,720)
Capital and other non-financial assets:
Tangible capital assets	65,583	70,118	73,789
Other non-financial assets	4,053	4,327	4,175
Total capital and other non-financial assets	69,636	74,445	77,964
Accumulated deficit	(1,621)	(7,472)	(10,756)

Changes in Financial Position

	Year-to-Date	Forecast
	December 31,	March 31,
($ millions)	2024	2025
Deficit for the period	5,002	9,135
Change in remeasurement (gains) losses	849	-
Increase in accumulated deficit	5,851	9,135

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	6,834	11,348
Less: amortization and other accounting changes	(2,299)	(3,142)
Increase in net capital assets	4,535	8,206
Increase in other non-financial assets	274	122
Increase in capital and other non-financial assets	4,809	8,328

Increase in net liabilities	10,660	17,463

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	1,622	1,972
Self-supported capital investments	3,154	4,622
Less: loan repayments and other accounting changes	(351)	(1,404)
Increase in investment in commercial Crown corporations	4,425	5,190
Increase in cash and temporary investments	768	1,974
Increase in other working capital	3,285	1,407
Increase in investment and working capital	8,478	8,571

Increase in financial statement debt	19,138	26,034
Change in sinking fund debt and foreign exchange adjustments	(1,692)	(524)
Increase (decrease) in guarantees and non-guaranteed debt	92	44
Increase in total provincial debt	17,538	25,554

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APPENDIX

A1	Tax Expenditures	123
A1.1.1	Personal Income Tax – Tax Expenditures (Refundable Tax Credits)	125
A1.1.2	Corporate Income Tax – Tax Expenditures (Refundable Tax Credits)	126
A1.2.1	Personal Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)	127
A1.2.2	Corporate Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)	128
A1.3	Property Taxes – Tax Expenditures	128
A1.4	Consumption Taxes – Tax Expenditures	130
A1.5	Employer Health Tax – Tax Expenditures	131
A1.6	Insurance Premium Tax – Tax Expenditures	131
A2	Interprovincial Comparisons of Tax Rates – 2025	132
A3	Comparison of Provincial and Federal Taxes by Province – 2025	133
A3.1	Comparison of Property Taxes – 2024	135
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2025	136
A5	Material Assumptions – Revenue	137
A6	Natural Gas Price Forecasts – 2025/26 to 2027/28	143
A7	Material Assumptions – Expense	144
A8	Operating Statement – 2018/19 to 2027/28	147
A9	Revenue by Source – 2018/19 to 2027/28	148
A10	Revenue by Source Supplementary Information – 2018/19 to 2027/28	149
A11	Expense by Function – 2018/19 to 2027/28	150
A12	Expense by Function Supplementary Information – 2018/19 to 2027/28	151
A13	Full-Time Equivalents (FTEs) 2018/19 to 2027/28	152
A14	Capital Spending – 2018/19 to 2027/28	153
A15	Statement of Financial Position – 2018/19 to 2027/28	154
A16	Changes in Financial Position – 2018/19 to 2027/28	155
A17	Provincial Debt – 2018/19 to 2027/28	156
A18	Provincial Debt Supplementary Information – 2018/19 to 2027/28	157
A19	Key Provincial Debt Indicators – 2018/19 to 2027/28	158

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Appendix

A1: Tax Expenditures

Introduction

Tax expenditures reduce the amount of tax a taxpayer pays and are used to deliver government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions or credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower-income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. For transparency and consistency with previous tax expenditure reports, Tables A1.1.1 and A1.1.2 also report on these tax transfers.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases, setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the climate action tax credit, which is delivered through the income tax system by the Canada Revenue Agency. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for lower-income earners may, in reality, provide the greatest benefit to higher-income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits, exemptions, and refunds are classed as tax expenditures.

The emphasis is on tax reductions, credits, exemptions, and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system or measures designed to simplify the administration of a tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million annually are generally not included. Where practical, smaller items have been presented together as an aggregate figure or have been excluded to ensure taxpayer confidentiality is maintained.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 123

Appendix

British Columbia Tax Expenditures

Tables A1.1.1 to A1.6 report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons: in some cases, the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not consider any behavioural changes, which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation, which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

Tables A1.1.1 and A1.1.2 list tax programs delivered through refundable personal and corporate income tax credits, respectively. Refundable tax credits can be used to reduce income tax liabilities with any remainder refunded to the taxpayer. These tax credits are reported in a voted appropriation.

Tables A1.2.1 and A1.2.2 list tax expenditures that are deductions, exemptions, or non refundable tax credits for personal and corporate income tax, respectively. Deductions reduce taxable income, whereas non-refundable tax credits can only be used to reduce income taxes payable. The tables include both provincial measures and federal measures. Federal measures are deductions and exemptions that reduce B.C. income tax. Under the tax collection agreement between B.C. and the federal government, the federal government has sole responsibility for determining income subject to tax, including B.C. tax.

Table A1.3 lists property tax exemptions and grants. Property tax exemptions can reduce the tax owing or remove a property from taxation. Grants reduce the final tax owing and may be refunded after full payment has been received. Exemptions are used to define the tax base; estimates for property tax expenditures for government entities, municipalities, colleges, schools, hospitals, and similar public facilities are not shown.

Table A1.4 lists consumption tax exemptions. Fuel tax estimates include point-of-sale exemptions for certain individuals and businesses, and refunds if fuel is purchased then subsequently used for an exempt purpose. Provincial sales tax exemptions are typically point-of-sale exemptions and either apply to everyone at the point of sale or apply in certain circumstances with appropriate documentation.

Table A1.5 reports employer health tax expenditures.

Table A1.6 reports an insurance premium tax exemption for marine insurance.

More information on British Columbia tax expenditures in Tables A1.1.1 to A1.6 can be found at https://www2.gov.bc.ca/gov/content/taxes. Information on federal tax expenditures in Tables A1.2.1 and A1.2.2 can be found at https://www.canada.ca/en/ services/taxes/income-tax.html.

124 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A1.1.1 Personal Income Tax – Tax Expenditures (Refundable Tax Credits)

	2023/24 Actual Cost[1]	2024/25 Estimated Cost[2]	2025/26 Planned Cost
	($ millions)	($ millions)	($ millions)
BC Family Benefit	468	702	582
• Tax-free monthly payment made to eligible families to help with the cost of raising children under age 18.
• The maximum benefit was increased July 2023 to $1,750 for a family's first child, $1,100 for a second child, and $900 for each subsequent child.
• Includes the BC Family Benefit Bonus enhancement to the BC Family Benefit for the 2024/25 benefit year with amounts returning to normal July 2025.
Climate action tax credit	693	995	1,025
• Helps offset the impact of the carbon taxes paid by low- to moderate-income individuals and families.
• The benefit varies based on the composition of the family and their family net income.
• Introduced in 2008 with the carbon tax.
Home renovation tax credit for seniors and persons with disabilities	3	2	3
• Assists eligible individuals 65 and over and persons with disabilities with the cost of certain permanent home renovations to improve accessibility, functionality, or mobility at home.
• Recipients may receive up to 10 per cent of qualifying renovation expenses, up to a maximum of $10,000 of qualifying renovation expenses.
• Introduced in 2012.
Renter’s tax credit	267	90	206
• Provides low- to moderate-income households that rent with an income-tested refundable income tax credit of up to $400.
• Introduced in 2023.
Sales tax credit	40	35	45
• Helps offset the cost of provincial sales tax for low-income individuals and families.
• The maximum benefit is $75 for individuals and $150 for couples.
• Reintroduced in 2013 in conjunction with reimplementation of the provincial sales tax.
Small business venture capital tax credit	31	11	45
• Encourages investors to make early-stage equity investments that help B.C. small businesses develop and grow.
• Individuals receive a credit of up to 30 per cent of their investment and may claim a benefit of up to $120,000 per tax year for 2024 and earlier years.
• Budget 2025 proposes a temporary tax credit budget increase of $15 million for the 2025 to 2028 years to support additional investments across all sectors, while a temporary increase of $2.5 million from 2022 to 2024 supported additional investments in clean technology.
• Introduced in 1979.
Training tax credits [3]	8	7	10
• Provides refundable income tax credits for apprentices based on the apprenticeship level completed.
• Provides refundable income tax credits for employers of up to 15 per cent of apprentices’ salaries.
• Introduced in 2007.
• Budget 2025 proposes to extend the program to December 31, 2028.

[1]	Figures include prior year adjustments of -$8.5 million for the renter's tax credit, -$9.6 million for the sales tax credit, -$9.2 million for the small business venture capital tax credit, and -$4 million for the training tax credits.
[2]	Figures include prior year adjustments of -$112.8 million for the renter's tax credit, -$9.9 million for the sales tax credit, -$18.9 million for the small business venture capital tax credit, -$0.8 million for the BC home renovations tax credit for seniors and persons with disabilities, and -$3.5 million for the training tax credits.
[3]	Training tax credits for corporations are listed in Table A1.1.2. The training tax credit for individuals includes tax credits for apprentices and unincorporated employers.

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Appendix

Table A1.1.2 Corporate Income Tax – Tax Expenditures (Refundable Tax Credits)

	2023/24 Actual Cost[1]	2024/25 Estimated Cost[2]	2025/26 Planned Cost
	($ millions)	($ millions)	($ millions)
Book publishing tax credit	2	3	3
• Supports book publishers that carry out business primarily in British Columbia
• Introduced in 2003.
• Sunset date of March 31, 2026.
Film Incentive BC tax credit	177	138	163
• Supports film and television productions in British Columbia. The Film Incentive BC tax credit is for domestic productions meeting Canadian content requirements.
• Basic, regional location, and film training tax credits were introduced in 1998.
• Digital animation and visual effects tax credit was introduced in 2008 and expanded to post-production activities in 2015.
• Distant location tax credit was introduced in 2009.
• Scriptwriting tax credit was introduced in 2018.
• Tax credit does not have a sunset date.
• Budget 2025 proposes to increase the basic credit from 35 per cent to 40 per cent for productions with principal photography starting on or after January 1, 2025.
Production services tax credit	732	814	862
• Supports film and television productions in British Columbia. The production services tax credit is available to both domestic and foreign producers.
• Introduced in 1998.
• Regional location tax credit and digital animation and visual effects (DAVE) tax credit introduced in 2008. Post-production activities became eligible for the DAVE credit in 2015.
• Distant location tax credit was introduced in 2009.
• Tax credit does not have a sunset date.
• Budget 2025 proposes to increase the basic credit from 28 per cent to 36 per cent for productions with principal photography starting on or after January 1, 2025.
Interactive digital media tax credit	163	126	141
• Supports the development of interactive digital media products in British Columbia.
• In 2017, eligibility was expanded to small business venture capital corporations, and principal business requirements were relaxed for corporations with annual qualifying B.C. labour expenditures greater than $2 million.
• Introduced in 2010.
• Budget 2025 proposes to increase the credit rate to 25 per cent and removes the sunset date.
Mining exploration tax credit	98	48	60
• Supports eligible corporations conducting grassroots mineral exploration in British Columbia.
• Introduced for expenditures incurred after July 31, 1998; expanded to active partners in partnerships effective after March 31, 2003; enhanced for prescribed areas effective after February 20, 2007.
• Tax credit does not have a sunset date.
• Budget 2024 disallowed expenses related to oil and gas.
Scientific research and experimental development tax credit [3]	130	118	121
• Supports research and development carried on in British Columbia.
• Capital expenditures removed from qualifying expenditures effective after 2013 and taxable income removed from calculation of refundable tax credit expenditure limit for taxation years ending after March 18, 2019.
• Introduced in 1999.
• Sunset date of August 31, 2027.
Training tax credits [4]	5	7	10
• Provides refundable income tax credits for employers of up to 30 per cent of apprentices' salaries.
• Includes tax credit for shipbuilding and ship repair industry.
• Introduced in 2007.
• Sunset date of December 31, 2027.

[1]	Figures include prior year adjustments of -$0.6 million for the book publishing tax credit, $16.7 million for the Film Incentive BC tax credit, -$38.9 million for the production services tax credit, $22.6 million for the interactive digital media tax credit, $38 million for the mining exploration tax credit, $19 million for the scientific research and experimental development tax credit, and -$4.9 million for the training tax credits.
[2]	Figures include prior year adjustments of -$14.4 million for the Film Incentive BC tax credit, $25.3 million for the production services tax credit, -$10.1 million for the interactive digital media tax credit, -$12.2 million for the mining exploration tax credit, $1.8 million for the scientific research and experimental development tax credit, and -$2.6 million for the training tax credits.
[3]	The scientific research and experimental development tax credit has a non-refundable component, which is reported in Table A1.2.2.
[4]	Training tax credits for individuals are reported in Table A1.1.1.

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Appendix

Table A1.2.1 Personal Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2023/24	2024/25	2025/26
	Actual Cost	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Age tax credit	109	113	116
• Provides an income-tested tax credit to seniors.
• Introduced in 2000.
B.C. caregiver tax credit	7	8	8
• Provides a tax credit to individuals who care for family members with a disability.
• Introduced in 2018 in response to changes to the federal caregiver tax credit.
Canada Pension Plan tax credit	261	287	310
• Provides a tax credit to individuals who make Canada Pension Plan contributions.
• Introduced in 2000.
Charitable donations tax credit	370	381	385
• Provides a tax credit to individuals who make charitable donations to registered charities and eligible donees.
• Introduced in 2000.
Disability tax credit	58	60	62
• Provides a tax credit to persons with a disability.
• Introduced in 2000.
Employment Insurance tax credit	79	86	93
• Provides a tax credit to individuals who pay Employment Insurance premiums.
• Introduced in 2000.
Medical expense tax credit	100	103	104
• Provides a tax credit to individuals who incur sufficient qualifying medical expenses.
• Introduced in 2000.
Mining flow-through share tax credit	40	35	35
• Provides a tax credit to individuals who invest in flow-through shares on renounced mining expenditures.
• Introduced in 2001.
Pension tax credit	33	34	34
• Provides a tax credit to individuals who receive amounts from private pension plans.
• Introduced in 2000.
Political contribution tax credit	4	4	4
• Provides a tax credit to individuals who donate to provincial political parties, constituency associations, or candidates.
• Introduced in 2000. Prior to 2000, B.C. had a similar deduction rather than a credit.
Spousal and eligible dependant tax credits	114	117	119
• Provides a tax credit to individuals who have a low-income spouse or to single parents who support a minor child.
• Introduced in 2000.
Tuition tax credit	82	84	85
• Provides a tax credit for tuition paid to a post-secondary institution.
• Costs also include education tax credit amounts that have been carried forward in respect of studies prior to the elimination of that tax credit in 2019.
• Unused tax credits may be carried forward to future years.
• Introduced in 2000.
Federal Measures [1]
Child care expense deduction	59	54	51
• Allows families to deduct child care costs from taxable income.
• Introduced in 1972.
Non-taxation of business-paid health and dental benefits	207	210	216
• Provides that private health and dental benefits are not taxed.
• Introduced in 1948.
Northern residents deduction	18	18	18
• Provides a deduction to individuals living in northern communities.
• Introduced in 1987.
Pension income splitting	129	140	150
• Allows for spouses to split pension income, other than income from the Canada Pension Plan and Old Age Security.
• Introduced in 2007.
Registered pension plans	1,767	1,753	1,687
• Allows amounts contributed to a pension plan to be deducted from taxable income.
• Introduced in 1919.
Registered retirement savings plans (RRSPs)	1,199	1,173	1,127
• Allows amounts contributed to an RRSP to be deducted from taxable income.
• Introduced in 1957.
Tax-free savings accounts (TFSAs)	235	270	297
• Allows for investment income to be earned tax-free within a TFSA.
• Introduced in 2009.

[1]	These items show the foregone provincial revenue resulting from federal measures. Each measure is calculated from the 2024 federal cost projections as reported in the Government of Canada's Report on Federal Tax Expenditures 2024 by applying British Columbia residents' share of the measure and the relevant tax rates. Certain tax expenditure items have been excluded where no data is available or the amounts are immaterial.

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Appendix

Table A1.2.2 Corporate Income Tax – Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2023/24	2024/25	2025/26
	Actual Cost	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Small business venture capital tax credit	5	6	6
• See description under Table A1.1.1.
• Corporations receive a credit of up to 30 per cent of their investment. There is no annual limit on the benefit that can be claimed.
Scientific research and experimental development tax credit [1]	125	198	196
• See description under Table A1.1.2.
Small business corporate income tax rate	1,330	1,745	1,590
• Provides a reduced income tax rate for Canadian-controlled private corporations on active business income up to $500,000.
• The small business corporate income tax rate was reduced to 2 per cent from 2.5 per cent effective April 1, 2017.
• Includes savings for credit unions, which are also reported below.
• Introduced in 1975.
Small business corporate income tax rate for credit unions	18	24	22
• Provides a reduced income tax rate for credit unions on a portion of taxable income.
• Introduced in 1977.
• This tax credit expenditure reflects the savings provided to credit unions from the small business rate.
• In 2017, expanded access for credit unions to the provincial small business rate continued despite the phase-out of the corresponding federal measure.
Federal Measure [2]
Charitable donations deduction	92	91	97
• Generally permits corporations to deduct charitable donations made to registered charities up to a maximum of 75 per cent of the corporation’s taxable income. The limit may be exceeded for donations of certain items.
• Encourages corporations to make donations to charities.
• Introduced in 1929 for certain charities, and expanded to all charities by 1933.

[1]	The scientific research and experimental development tax credit has a refundable component, which is reported in Table A1.1.2.
[2]	The deduction for corporate charitable donations is a federal measure but the estimate shows only the foregone provincial revenue. This is calculated from the 2024 federal cost projection as reported in the Government of Canada's Report on Federal Tax Expenditures 2024 by applying British Columbia's share of corporate taxable income and the relevant tax rates to the federal estimate.

Table A1.3 Property Taxes – Tax Expenditures

	2023/24	2024/25	2025/26
	Actual Cost	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for business properties [3]	5	5	5
• Assessed improvement values for property tax are reduced by $10,000 for each industrial and business property.
• Introduced in 1984.
Overnight tourist accommodation assessment relief [3]	2	2	2
• Reduces the taxable assessed value of smaller tourist accommodation properties.
• Introduced in 1988.
• Assessment reductions for properties in rural areas were increased in 2016.
Home owner grant	903	919	938
• Reduces property taxes for Canadian citizens and permanent residents of Canada who use the property as their principal residence. The benefit relative to tax paid is greater for lower-valued homes.
• The grant is phased out on properties with an assessed value above a threshold value. Low-income seniors and some other low-income individuals may be eligible for a low-income grant supplement if some or all of the grant is reduced because of the phase-out.
• The grant is up to $275 higher for seniors, eligible veterans, and persons with disabilities.
• The northern and rural area home owner benefit, was introduced in 2011, provides an additional $200 to eligible homeowners outside Metro Vancouver and the Capital and Fraser Valley regional districts.
• Introduced in 1957.

[3]	Estimates are for the most recent calendar year of the fiscal year and include only school and rural area property taxes levied by the Province.

128 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A1.3 Property Taxes – Tax Expenditures (continued)

	2023/24	2024/25
	Actual Cost	Estimated Cost[1]
	($ millions)	($ millions)
Property Transfer Tax
Exemptions for the following:
First time home buyers [1]	35	170
• For qualifying first time home buyers, an exemption from property transfer tax on the first $500,000 of the property's fair market value.
• The homeowner must live in the home as their principal residence for at least one year after purchase and the property must have a fair market value of $835,000 or less. A phase-out applies for homes up to $860,000.
• Introduced in 1994.
Newly built home [1]	47	98
• For qualifying newly built home buyers, an exemption for property with a fair market value of up to $1,100,000. A partial exemption applies up to $1,150,000.
• The homeowner must live in the home for at least one year after purchase. There is no requirement to live in B.C. before the purchase.
• Introduced in 2016.
Property transfers between related individuals	205	230
• Longstanding exemption for spousal and intergenerational transfers for principal residences, recreational properties, family farms, and in the event of a division of property due to divorce or marital breakdown. Available to Canadian citizens and permanent residents of Canada.
Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts	31	30
• Longstanding exemption for transfers to specified public bodies.
Purpose built rentals	*	4
• Exempts qualifying new purpose built rentals from the further 2 per cent property transfer tax.
• Introduced in 2024.
Property transfers to charities registered under the Income Tax Act (Canada)	21	24
• Longstanding exemption for transfers of properties to a registered charity or a specified individual where the land will be used for a charitable purpose.
Speculation and Vacancy Tax [2]
$2,000 tax credit for B.C. residents	5
• Provides a tax credit of up to $2,000 for owners who are B.C. residents on the first $400,000 of their property value subject to the tax.
Income tax credit for non-B.C. residents who pay B.C. income tax	2
• Provides a tax credit to reduce a non-B.C. resident's tax payable based on their B.C. income.
Exemptions for the following:
Recently acquired or inherited property	103
• Provides an exemption from tax for a property that is purchased or acquired in the calendar year.
Separation or divorce	6
• Provides an exemption from tax for owners who are going through a separation or divorce.
Death of an owner	27
• Provides an exemption from tax for owners in the calendar year of an owner's death and the following year.
Hazardous or damaged residential property	13
• Provides an exemption from tax for property that is damaged by natural disaster or is uninhabitable.
Strata accommodation property	3
• Provides an exemption from tax for property that is a strata hotel.
Daycares	4
• Provides an exemption from tax for property that is used as a licensed daycare.
Residential care facility	2
• Provides an exemption from tax when an owner moves from their principal residence to a residential care facility
Person with disabilities	4
• Provides an exemption from tax for property that is occupied as a principal residence by a person with a disability

[1]	Future costs for the first time home buyers’ program and newly built home exemption will vary depending on changes to the thresholds, completion and sale of new homes below the threshold value and by activity of first time buyers in the market. Other property transfer tax exemptions will be more stable over time.
[2]	Certain exemptions such as the principal residence exemption, occupied by a tenant exemption, and land under development exemption, are intended to exclude principal residences, rental properties, and properties under development from the tax base. Costs are for the 2023 calendar year. In calculating the cost of the expenditure, no credits have been applied that an owner may have been entitled to receive had they been assessed tax. The calculations are based on actual exemptions claimed, not what an owner would have otherwise been entitled to claim had they not chosen this particular exemption. Ownership percentage is assumed to be split into equal parts based on the number of owners on title (e.g., if a property has three owners, each owner is assumed to have 1/3 ownership), which may not reflect the true mixture of owner types who jointly own property. The tax rate of either 0.5 per cent or 2 per cent based on their ownership type is then applied to their ownership percentage. All measures were introduced when the tax was introduced in 2018.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 129

Appendix

Table A1.4 Consumption Taxes – Tax Expenditures

	2023/24	2024/25	2025/24
	Estimated Cost[1]	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Fuel Taxes [2]
Exemption for alternative fuels [3]	4	4	4
• Exempts hydrogen, natural gas, and gasoline and diesel that contain at least 85 per cent methanol from motor fuel tax.
• Introduced in 1982.
Exemption for international flights (jet fuel)	17	15	15
• Exempts fuel purchased by interjurisdictional airlines from motor fuel tax.
• Introduced in 2012.
Exemptions for farmers	19	20	23
• Exempts coloured gasoline and coloured diesel purchased by qualifying farmers from motor fuel and carbon tax.
• Introduced in 2008 for motor fuel tax and 2014 for carbon tax.
Provincial Sales Tax [4]
Exemptions for the following:
Food for human consumption [5]	2,000	2,128	2,239
• Provides an exemption to reduce the cost of basic necessities.
Production machinery and equipment	373	421	434
• Provides an exemption to help reduce the cost of certain machinery and equipment for businesses in the manufacturing, oil and gas, mining, and logging industries.
Residential energy other than electricity (e.g., natural gas, fuel oil)	131	129	126
• Provides an exemption to reduce the cost of residential energy.
Residential electricity	168	177	190
• Provides an exemption to reduce the cost of residential electricity.
Non-residential electricity	202	215	232
• Provides an exemption to help businesses become more competitive and support increased investment, growth, and job creation. Phased in starting January 1, 2018 and fully implemented on April 1, 2019.
Prescription and non-prescription drugs, vitamins, and certain other health care products	330	352	363
• Provides exemptions to reduce the cost of certain drugs, vitamins, and health care products.
Children's clothing and footwear	48	46	44
• Provides an exemption to reduce the cost of clothing and footwear for children under 15.
Clothing patterns and fabrics	13	14	15
• Provides an exemption to reduce the cost of patterns, yarns, natural fibres, threads, and fabric that are commonly used in making or repairing clothing.
Specified school supplies	46	50	51
• Provides an exemption to reduce the cost of school supplies.
Books, magazines, and newspapers	52	55	57
• Provides an exemption to reduce the cost of reading material.
Basic land-line telephone and cable service	29	26	24
• Provides exemptions to reduce the cost of basic land-line telephone and basic cable television service.
"1-800" and equivalent telephone services	2	2	2
• Provides an exemption to reduce the cost of offering toll-free telephone services.
Specified safety equipment	70	74	76
• Provides exemptions to reduce the cost of specified protective gear and safety equipment.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.
[2]	Estimate is for both motor fuel tax and carbon tax.
[3]	Exemption for natural gas began in 1982. The exemption was expanded to include gasoline and diesel with at least 85 per cent methanol in 1992, hydrogen used in a fuel cell vehicle in 2009, and hydrogen used in an internal combustion engine vehicle in 2022.
[4]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the
[5]	Effective April 1, 2021, carbonated sodas and certain other beverages became subject to provincial sales tax.

130 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A1.4 Consumption Taxes – Tax Expenditures (continued)

	2023/24	2024/25	2025/26
	Estimated Cost[1]	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Sales Tax [2]
Exemptions for the following:
Labour to repair major household appliances, clothing, and footwear	42	45	48
• Provides exemptions to reduce the cost of repairing certain essentials.
Livestock for human consumption and feed, seed, and fertilizer	92	95	97
• Provides exemptions to reduce the cost of animals that are part of the food system.
Specified energy conservation equipment	56	59	61
• Provides exemptions to reduce the cost of certain energy conservation equipment.
Bicycles and adult-sized tricycles	35	37	39
• Provides exemptions to reduce the cost of non-motorized bicycles, adult-sized tricycles, and parts and services. Expanded in 2021 to include electric bicycles, electric adult-sized tricycles, conversion kits, and parts and services.
Used zero-emission vehicles	32	41	4
• Provides an exemption to reduce the cost of used zero-emission vehicles.
• Introduced in 2022.
• Budget 2025 proposes to repeal this exemption on May 1, 2025.
Heat pumps	7	7	8
• Provides an exemption to reduce the cost of heat pumps.
• Introduced in 2022.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.

[2]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the implementation of the Provincial Sales Tax Act in 2013 unless otherwise noted.

Table A1.5 Employer Health Tax – Tax Expenditures

	2023/24	2024/25	2025/26
	Actual Cost	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Relief for small businesses, charities, and non-profits	281	252	374
• Provides a tax exemption for employers with B.C. remuneration of $1,000,000 or less, for 2024 onwards. Employers with remuneration above the exemption threshold of $1,000,000 and below $1,500,000 pay a lower effective rate. Employers with remuneration above $1,500,000 pay the full rate.
• Charities and not-for-profit employers are exempt on their first $1,500,000 of B.C. remuneration at a qualifying location, and receive a lower effective tax rate on B.C. remuneration of up to $4,500,000 at a qualifying location.
• Introduced in 2019 with the employer health tax.
• Budget 2024 increased the exemption threshold from $500,000 to $1,000,000 for remuneration paid on or after January 1, 2024.

Table A1.6 Insurance Premium Tax – Tax Expenditures

	2023/24	2024/25	2025/26
	Actual Cost	Estimated Cost	Planned Cost
	($ millions)	($ millions)	($ millions)
Marine Insurance Exemption	3	4	4
• Provides an exemption for marine insurance other than pleasure craft insurance.
• Introduced in 1957.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 131

Appendix

Table A2 Interprovincial Comparisons of Tax Rates – 2025

(Rates known and in effect as of February 1, 2025)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador
Corporate income tax
(per cent of taxable income)
General rate	12	8	12	12	11.5	11.5	14	14	16	15
Manufacturing rate [1]	12	8	10	12	10	11.5	14	14	16	15
Small business rate	2	2	1	0	3.2	3.2	2.5	2.5	1	2.5
Small business threshold ($000s)	500	500	600	500	500	500	500	500	500	500
Corporation capital tax (per cent) Financial [2]	Nil	Nil	0.7/4	6	1.25	1.25	4/5	4	5	6
Payroll tax (per cent) [3]	1.95	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2
Insurance premium tax (per cent) [4]	2/7	3/4	3/4	2/4	2/3.5	3.3	2/3	3/4	3.75/4	5
Fuel tax (cents per litre) [5]
Gasoline	32.11	30.61	32.61	30.11	37.40	32.93	41.99	46.62	40.26	39.47
Diesel	35.74	34.39	36.39	33.89	42.13	35.56	52.16	52.24	51.70	46.95
Sales tax (per cent) [6]
General rate	7	Nil	6	7	8	9.975	10	10	10	10
Tobacco tax ($ per carton of 200 cigarettes) [7]	77.30	60.00	68.12	71.95	48.76	41.80	67.21	76.01	76.01	82.57

[1]	In British Columbia (and some other provinces), the general rate applies to income from manufacturing and processing.
[2]	Saskatchewan provides a lower rate for small financial corporations, while Manitoba exempts small financial corporations from taxation. The tax in Ontario and Quebec only applies to life insurance companies. New Brunswick generally applies a 4 per cent tax on financial institutions, with a 5 per cent tax on banks specifically. Saskatchewan, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador each provide capital tax deductions.
[3]	Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec levies a compensation tax of up to 2.8 per cent on salaries and wages paid by financial institutions, other than insurance corporations, which are taxed at a rate of 0.3 per cent.
[4]	Lower rates apply to premiums for life, sickness, and accident insurance; higher rates apply to premiums for property and other classes of insurance, including automobile insurance. In British Columbia, the highest rate applies to premiums paid to unlicensed insurers. Quebec's rate includes the 0.3 per cent rate of compensation tax levied on insurance corporations. In Saskatchewan, Manitoba, Ontario, Quebec, and Newfoundland and Labrador, sales taxes also apply to certain insurance premiums except, generally, those related to individual life and health.
[5]	Tax rates are for regular fuel used on highways and include all provincial taxes payable by consumers at the pump. The British Columbia rates include 6.75 cents per litre dedicated to the BC Transportation Financing Authority, and the carbon tax rates of 17.61 cents per litre for gasoline and 20.74 cents per litre for diesel. The British Columbia rates do not include regional taxes that increase the gasoline and diesel rates by 18.5 cents per litre in the South Coast British Columbia Transportation Authority service region, and by 5.5 cents per litre in the Capital Regional District. The rates for Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador include provincial sales tax based on average pump prices as of January 2025. The rates for Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, Nova Scotia, New Brunswick, and Prince Edward Island include federal carbon pricing backstop rates of 17.61 cents per litre for gasoline and 21.39 cents per litre for diesel. In Alberta, fuel tax rates, including gas and diesel, are adjusted quarterly based on an average West Texas Intermediate price within a given period. The temporary fuel tax reduction in Newfoundland and Labrador has been included and is in effect until March 31, 2025. The temporary fuel tax reduction in Ontario has been included and is in effect until June 30, 2025. Quebec's rates do not include increased or reduced regional tax rates, such as an additional 3 cents per litre on gasoline in the Montreal area.
[6]	Tax rates shown are statutory rates. Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation. Effective April 1, 2025, Nova Scotia's general rate will decrease to 9 per cent.
[7]	Includes estimated provincial sales tax / provincial portion of the harmonized sales tax in all provinces except Alberta and Quebec.

132 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2025

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador

Two Income Family of Four – $150,000	$
1. Provincial Income Tax	5,943	8,050	8,064	10,772	7,514	11,927	10,660	14,131	12,308	11,571
Net Child Benefits	(251)	-	-	-	-	(2,392)	-	-	-	-
2. Sales Tax	1,471	-	1,759	1,624	1,766	2,197	2,864	2,766	2,511	2,110
3. Fuel Tax	504	250	513	495	606	598	684	754	646	637
4. Net Carbon Tax	868	(854)	(614)	(327)	(215)	-	206	33	179	(295)
5. Total Provincial Tax	8,536	7,447	9,722	12,564	9,671	12,330	14,414	17,685	15,644	14,023
6. Federal Income Tax	14,732	14,732	14,732	14,732	14,732	14,732	14,732	14,732	14,732	14,732
7. Net Federal GST	1,061	1,039	1,421	1,045	1,077	1,101	1,324	1,346	1,154	785
8. Total Tax	24,329	23,218	25,876	28,342	25,480	28,164	30,470	33,763	31,530	29,540
Two Income Family of Four – $100,000
1. Provincial Income Tax	2,808	3,818	3,091	5,312	3,016	5,708	5,365	7,150	6,051	5,816
Net Child Benefits	(1,796)	-	-	-	-	(4,147)	-	-	-	-
2. Sales Tax	977	-	1,055	1,251	1,469	1,666	2,101	1,773	1,987	2,060
3. Fuel Tax	288	143	293	283	346	342	391	431	369	364
4. Net Carbon Tax	515	(1,008)	(728)	(452)	(333)	-	51	(68)	(42)	(410)
5. Total Provincial Tax	2,793	2,953	3,711	6,394	4,499	3,569	7,908	9,287	8,365	7,831
6. Federal Income Tax	7,144	7,144	7,144	7,144	7,144	7,144	7,144	7,144	7,144	7,144
7. Net Federal GST	722	775	805	826	837	835	871	884	878	920
8. Total Tax	10,659	10,872	11,660	14,365	12,480	11,548	15,923	17,314	16,387	15,895
Single Parent with One Child – $70,000
1. Provincial Income Tax	2,333	1,682	2,661	4,283	2,420	6,224	3,931	6,076	4,663	4,853
Net Child Benefits	(969)	-	-	-	-	(2,945)	-	-	-	-
2. Sales Tax	1,693	-	1,661	1,740	2,594	2,738	3,080	2,227	3,048	2,962
3. Fuel Tax	288	143	293	283	346	342	391	431	369	364
4. Net Carbon Tax	640	(784)	(610)	(333)	(267)	-	154	64	59	(308)
5. Total Provincial Tax	3,984	1,041	4,005	5,973	5,093	6,359	7,556	8,798	8,139	7,872
6. Federal Income Tax	4,626	4,626	4,626	4,626	4,626	4,626	4,626	4,626	4,626	4,626
7. Net Federal GST	1,199	1,013	1,292	1,161	1,553	1,373	1,336	1,059	1,376	1,322
8. Total Tax	9,809	6,680	9,923	11,760	11,272	12,357	13,518	14,483	14,141	13,820
Unattached Individual – $40,000
1. Provincial Income Tax	1,185	1,485	1,675	2,290	1,165	1,974	1,982	2,875	2,428	2,271
2. Sales Tax	874	-	1,274	1,065	959	1,306	1,429	1,333	1,550	910
3. Fuel Tax	216	107	220	212	260	256	293	323	277	273
4. Net Carbon Tax	76	(241)	(59)	(10)	92	-	399	333	406	213
5. Total Provincial Tax	2,350	1,351	3,109	3,557	2,476	3,536	4,304	4,864	4,820	4,145
6. Federal Income Tax	2,936	2,936	2,936	2,936	2,936	2,936	2,936	2,936	2,936	2,936
7. Net Federal GST	14	(58)	24	109	(78)	57	117	42	202	3
8. Total Tax	5,300	4,229	6,069	6,602	5,334	6,529	7,357	7,842	7,958	7,083

Budget and Fiscal Plan - 2025/26 to 2027/28	| 133

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2025 (continued)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador

Unattached Individual – $100,000	$
1.Provincial Income Tax	4,668	6,217	7,534	8,207	5,851	9,436	8,414	10,737	9,640	8,990
2.Sales Tax	1,942	-	1,719	2,702	2,663	2,949	2,873	2,643	3,255	3,673
3.Fuel Tax	360	179	366	354	433	427	489	539	461	455
4.Net Carbon Tax	694	(101)	(39)	106	237	-	487	487	455	309
5.Total Provincial Tax	7,664	6,295	9,581	11,370	9,183	12,812	12,262	14,406	13,812	13,427
6.Federal Income Tax	11,769	11,769	11,769	11,769	11,769	11,769	11,769	11,769	11,769	11,769
7.Net Federal GST	1,339	1,187	1,388	1,417	1,387	1,478	1,262	1,310	1,407	1,586
8.Total Tax	20,772	19,251	22,738	24,556	22,339	26,059	25,293	27,485	26,987	26,782
Senior Couple with Equal Pension Incomes – $60,000
1.Provincial Income Tax	270	-	102	1,774	1,328	994	1,354	2,074	1,566	1,891
2.Sales Tax	964	-	1,004	829	1,114	1,121	1,484	1,261	1,623	1,629
3.Fuel Tax	216	107	220	212	260	256	293	323	277	273
4.Net Carbon Tax	(13)	(480)	(337)	(207)	(43)	-	224	138	138	(154)
5.Total Provincial Tax	1,437	(373)	989	2,607	2,658	2,371	3,556	3,796	3,643	3,640
6.Federal Income Tax	853	853	853	853	853	853	853	853	853	853
7.Net Federal GST	640	491	674	409	565	515	608	572	715	630
8.Total Tax	2,930	971	2,516	3,870	4,076	3,740	5,017	5,221	5,211	5,122

Personal Income Tax

•	Income tax is based on basic personal credits, applicable credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes.

•	The amount noted for each family is their family total income. Total income is used for these tables as it provides a more accurate view of the taxes paid by a family at a particular level of earnings. The two income family of four with $150,000 income is assumed to have one adult earning $90,000 and the other $60,000. The family with $100,000 income is assumed to have one adult earning $60,000 and the other $40,000. Each adult in the senior couple is assumed to receive $30,000. The senior couple is assumed to have pension income, and the remaining representative families are assumed to have employment income.

Net Child Benefits

•	Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Benefit), Alberta (Alberta Child and Family Benefit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit), and Newfoundland and Labrador (Child Benefit).

•	The single parent is assumed to have one child aged 5. The family earning $100,000 income is assumed to have two children aged 5 and 7. The family earning $150,000 income is assumed to have two children aged 15 and 17.

Sales Tax

•	Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by estimated federal income taxes and provincial income taxes. In addition, the family at $150,000 income, the family at $120,000 income, and the individual at $100,000 income are assumed to have savings equal to 10 per cent of their income. The single parent at $70,000 income and the individual at $40,000 income are assumed to have savings equal to 5 per cent of their income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated using family expenditure data, and the relevant sales tax component is extracted. Sales tax includes: provincial retail sales taxes in British Columbia, Saskatchewan, and Manitoba; Quebec's value added tax; the provincial component of the HST in Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador; and Alberta's Tourism Levy. Sales tax estimates have been reduced by sales tax credits where applicable.

Fuel and Carbon Taxes

•	Net carbon tax is estimated as carbon tax liabilities minus rebates such as B.C.'s climate action tax credit, where applicable. Carbon tax liabilities are based on direct fuel charges on gasoline, natural gas, and home heating fuel where such charges apply. Estimated carbon tax liabilities are based on estimated fossil fuel consumption from household energy consumption data produced by Statistics Canada and Natural Resources Canada. Carbon tax liabilities do not include the effect of cap-and-trade or output-based pricing systems.

•	The federal government requires provinces to implement a price on carbon of at least $95/tonne starting April 1, 2025. Provinces that do not have a carbon pricing program will have the federal carbon pricing backstop rates applied to the price of the fuel. As of July 1, 2023, Alberta, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia Ontario, Prince Edward Island, and Saskatchewan are subject to the federal carbon pricing on fuel purchases. Families in these provinces receive the Canada Carbon Rebate to offset the cost of carbon pricing.

Effective Tax Rates

•	British Columbia taxes have been calculated using rates in effect for 2025. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2025, and that come into effect during 2025.

134 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A3.1 Comparison of Property Taxes – 2024

	Detached House	Condo	Townhouse

Municipality	$
Vancouver	7,295	2,358	3,655
(Net)	7,295	1,788	3,085
Surrey	4,672	1,589	2,537
(Net)	4,102	1,019	1,967
Saanich	4,771	2,591	3,087
(Net)	4,201	2,021	2,517
Kelowna	4,259	1,923	2,830
(Net)	3,489	1,153	2,060
Prince George	4,139	1,634	3,065
(Net)	3,369	864	2,295
Cranbrook	3,990	1,637	2,693
(Net)	3,220	867	1,923
Powell River	4,225	2,440	3,435
(Net)	3,455	1,670	2,665
Williams Lake	3,811	1,016	2,528
(Net)	3,041	246	1,758
Kamloops	4,447	2,111	2,929
(Net)	3,677	1,341	2,159
Prince Rupert	3,170	1,519	1,730
(Net)	2,400	749	960
Penticton	3,736	1,858	2,355
(Net)	2,966	1,088	1,585
Mission	3,860	1,572	2,729
(Net)	3,290	1,002	2,159
Pitt Meadows	5,219	2,353	3,211
(Net)	4,649	1,783	2,641
Salmon Arm	3,442	1,560	2,301
(Net)	2,672	790	1,531
Fort St. John	3,536	1,446	1,970
(Net)	2,766	676	1,200
Nelson	4,079	3,136	3,219
(Net)	3,309	2,366	2,449
Gibsons	4,814	2,633	3,146
(Net)	4,044	1,863	2,376
Smithers	3,893	2,947	2,885
(Net)	3,123	2,177	2,115
Tofino	6,439	2,994	3,562
(Net)	5,669	2,224	2,792
Qualicum Beach	4,813	2,776	3,349
(Net)	4,043	2,006	2,579

Tax rates and median assessed values for each property type in 2024 were used for the calculation. Property tax rates are inclusive of municipal, provincial, and all other taxing authorities. Property taxes for each property type include total property taxes and amounts net of the home owner grant. The amount of the home owner grant is either $570 or $770, depending on the location. Municipalities were selected to represent a range of population sizes and geographic locations in the province.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 135

Appendix

Table A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable 1 – 2025

   (Rates known as of February 1, 2025)

Taxable income	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec[2]	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador

	Annual provincial taxes payable [3] ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	0	0	0	264	0	0	0	552	72	0
$30,000	365	561	638	1,292	300	815	816	1,448	1,300	1,467
$40,000	1,185	1,485	1,675	2,290	1,165	1,974	1,982	2,875	2,428	2,271
$50,000	1,701	2,409	2,827	3,326	2,277	3,290	3,104	4,349	3,699	3,385
$60,000	2,430	3,333	3,917	4,517	3,035	4,808	4,346	5,823	4,970	4,763
$70,000	3,162	4,264	5,092	5,716	3,911	6,371	5,677	7,447	6,394	6,147
$80,000	3,901	5,222	6,290	6,938	4,940	7,879	7,020	9,078	7,988	7,540
$100,000	5,448	7,217	8,784	9,482	6,827	10,997	9,814	12,429	11,300	10,570
$125,000	8,266	9,717	11,909	13,726	10,500	15,619	13,740	16,804	15,629	14,520
$150,000	11,616	12,217	15,034	18,076	14,852	20,860	17,740	21,179	20,158	18,470
	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.0	0.0	0.0	1.3	0.0	0.0	0.0	2.8	0.4	0.0
$30,000	1.2	1.9	2.1	4.3	1.0	2.7	2.7	4.8	4.3	4.9
$40,000	3.0	3.7	4.2	5.7	2.9	4.9	5.0	7.2	6.1	5.7
$50,000	3.4	4.8	5.7	6.7	4.6	6.6	6.2	8.7	7.4	6.8
$60,000	4.0	5.6	6.5	7.5	5.1	8.0	7.2	9.7	8.3	7.9
$70,000	4.5	6.1	7.3	8.2	5.6	9.1	8.1	10.6	9.1	8.8
$80,000	4.9	6.5	7.9	8.7	6.2	9.8	8.8	11.3	10.0	9.4
$100,000	5.4	7.2	8.8	9.5	6.8	11.0	9.8	12.4	11.3	10.6
$125,000	6.6	7.8	9.5	11.0	8.4	12.5	11.0	13.4	12.5	11.6
$150,000	7.7	8.1	10.0	12.1	9.9	13.9	11.8	14.1	13.4	12.3

[1]	Calculated for a single individual with wage income, and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.
[2]	Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.
[3]	Includes provincial low income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes sales tax credits and property tax credits.

136 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A5 Material Assumptions – Revenue

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Personal income tax *	17,027	17,751	18,623	19,545
Current calendar year assumptions
Household income growth	6.8%	4.1%	4.0%	4.2%	+/- 1 percentage point change in 2025 B.C.
Employee compensation growth	6.7%	4.5%	3.9%	3.7%	household income growth equals +/- $180 to
Tax base growth	7.4%	3.2%	3.9%	4.0%	$190 million in revenue
Average tax yield	6.27%	6.32%	6.39%	6.45%
Current-year tax	16,460	17,115	17,968	18,871
Prior year's tax assessments	610	620	630	640
Unapplied taxes	150	150	150	150
B.C. Tax Reduction	(189)	(193)	(197)	(201)
Non-refundable B.C. tax credits	(160)	(160)	(160)	(160)
Policy neutral elasticity **	1.2	1.1	1.2	1.2	+/- 0.5 change in 2025 B.C. policy neutral
Fiscal year assumptions					elasticity equals +/- $340 to $360 million
Prior-year adjustment	(14)

2023 Tax-year	2023 Assumptions
Household income growth	9.5%				+/- 1 percentage point change in 2024 B.C.
Tax base growth	8.0%				household or taxable income growth equals
Average 2023 tax yield	6.20%				+/- $190 to $200 million one-time effect (prior-
2023 tax	15,161				year adjustment) and could result in an
2022 & prior year's tax assessments	591				additional +/- $160 to $170 million base change
					in 2025/26
Unapplied taxes	100
B.C. Tax Reduction	(184)
Non-refundable B.C. tax credits	(154)
Policy neutral elasticity **	0.5
*Reflects information as at February 3, 2025
**Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	8,262	6,209	5,682	6,376
Components of revenue (fiscal year)
Installments – subject to general rate	6,890	6,380	6,187	6,496
Installments – subject to small business rate	350	318	308	323
Non-refundable B.C. tax credits	(221)	(222)	(227)	(232)
Advance installments	7,019	6,476	6,268	6,587
Prior-year settlement payment	1,243	(267)	(586)	(211)
Current calendar year assumptions
National tax base ($ billions)	545.6	571.6	596.3	619.2	+/- 1% change in the 2025 national tax base
B.C. installment share of national tax base	13.1%	12.5%	11.4%	11.3%	equals +/- $80 to $90 million
Effective percentage tax rates
(% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the
small business rate	23.0%	23.0%	23.0%	23.0%	+/- 1 percentage point change in the 2025 small
B.C. tax base growth (post federal measures)	-7.6%	-5.5%	3.4%	0.3%	business share equals -/+ $70 to $80 million
B.C. net operating surplus growth	-17.3%	-1.2%	2.1%	2.6%

2023 Tax-year	2023 Assumptions
B.C. tax base growth (post federal measures)	1.4%
Share of the B.C. tax base subject to
small business rate	22.8%				+/- 1% change in the 2024 B.C. tax base equals
B.C. net operating surplus growth	-23.4%				+/- $70 to $80 million one-time effect (prior-year
Gross 2023 tax	7,327				adjustment) and could result in an additional
Prior-year settlement payment	1,243				installments payments of +/- $100 to $120
Prior years losses/gains (included in above)	56				million in 2025/26
Non-refundable B.C. tax credits	(188)
*Reflects information as at February 3, 2025
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2025/26 installments from the federal government reflects two-third of payments related to the 2025 tax year (paid during Apr-July 2025 and adjusted in Sept and Dec) and one-third of 2026 payments. Installments for the 2025 (2026) tax year are based on B.C.'s share of the national tax base for the 2024 (2025) tax year and a forecast of the 2025 (2026) national tax base. B.C.'s share of the 2023 national tax base was 13.9%, based on tax assessments as of December 31, 2024. Cash adjustments for any under/over payments from the federal government in respect of 2024 will be received/paid on March 31, 2026.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 137

Appendix

Table A5 Material Assumptions – Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Employer health tax	3,130	3,147	3,280	3,392
Employee compensation growth	6.7%	4.5%	3.9%	3.7%	+/- 1 percentage point change in the 2025
					employee compensation growth equals up to +/-
					$30 million
Provincial sales tax	10,412	10,961	11,394	11,778
Provincial sales tax base growth (fiscal year)	-2.7%	4.9%	4.0%	3.4%	+/- 1 percentage point change in the
Calendar Year nominal expenditure					2025 consumer expenditure growth
Consumer expenditures on durable goods	0.6%	3.3%	3.2%	3.3%	equals up to +/- $25 to $30 million
Consumer expenditures on goods and services	4.4%	4.2%	3.8%	4.6%
Business investment	2.7%	5.1%	5.3%	2.9%
Other	3.6%	8.2%	5.8%	3.3%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the
Consolidated Revenue Fund	10,404	10,953	11,386	11,770	2025 business investment growth
BC Transportation Financing Authority	8	8	8	8	equals up to +/- $10 to $20 million

Fuel and carbon taxes	3,521	3,996	4,411	4,697
Calendar Year
Real GDP	1.2%	1.8%	1.9%	1.9%
Gasoline volumes	-1.0%	-2.0%	-3.0%	-4.0%
Diesel volumes	2.0%	2.0%	-2.0%	-4.0%
Natural gas volumes	1.0%	-1.0%	-2.0%	-5.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	80	95	110	125
Natural gas (cents/gigajoule)	397.28 ¢	471.77 ¢	546.26 ¢	620.75 ¢
Gasoline (cents/litre)	17.61 ¢	20.91 ¢	24.22 ¢	27.52 ¢
Light fuel oil (cents/litre)	20.74 ¢	24.62 ¢	28.51 ¢	32.40 ¢

Components of revenue *
Consolidated Revenue Fund	500	490	483	470
BC Transit	18	18	17	17
BC Transportation Financing Authority	445	442	430	411
Fuel tax revenue	963	950	930	898
Carbon tax revenue	2,558	3,046	3,481	3,799

Property taxes	3,839	4,025	4,267	4,506
Calendar Year
Consumer Price Index	2.6%	2.2%	2.1%	2.0%	+/- 1 percentage point change in 2025 new
Housing starts (units)	45,828	46,543	47,815	48,697	construction & inflation growth equals up to +/-
Home owner grants (fiscal year)	919	938	956	975	$30 million in residential property taxation
					revenue
Components of revenue
Residential (net of home owner grants)	1,621	1,718	1,810	1,906
Speculation and vacancy	86	102	137	137
Non-residential	1,674	1,725	1,804	1,900	+/- 1% change in 2025 total
Rural area	158	163	170	179	business property assessment
Police	43	45	48	50	value equals up to +/- $20 million
BC Assessment Authority	120	121	125	126	in non-residential property
BC Transit	137	151	173	208	taxation revenue

Other taxes	3,341	3,610	3,761	3,895
Calendar Year
Population	3.0%	0.2%	-0.3%	0.7%
Residential sales value	3.2%	15.9%	6.7%	5.1%
Real GDP	1.2%	1.8%	1.9%	1.9%
Nominal GDP	4.1%	4.3%	4.3%	4.2%

Components of revenue					+/- 1% change to 2025 residential
Property transfer	2,020	2,247	2,388	2,512	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	40	40	40	40	in property transfer revenue,
Tobacco	450	450	450	450	depending on property values
Insurance premium	860	870	880	890
Tax targeting home flipping activity	11	43	43	43

138 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A5 Material Assumptions – Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	1,377	1,845	2,067	1,951
Natural gas price					+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	0.61	1.30	1.69	1.75	price equals +/- $100 to $200 million,
Plant outlet, $C/gigajoule	1.47	2.14	2.74	2.82	including impacts on production
Sumas, $US/MMBtu	1.89	2.37	2.74	2.82	volumes and royalty program
Natural gas production volumes					credits, but excluding any
Billions of cubic metres	73.4	76.4	78.0	81.6	changes from natural gas liquids
Petajoules	3,035	3,157	3,222	3,372	revenue (e.g. butane, pentanes)
Annual per cent change	3.3%	4.0%	2.1%	4.7%
					Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	74.57	70.78	73.72	75.25	significantly at different price levels

Auctioned land base (000 hectares)	2	20	20	20	+/- 1% change in natural gas
Average bid price/hectare ($)	250	200	300	300	volumes equals +/- $10 million
Cash sales of Crown land tenures		4	6	6	in natural gas royalties
Metallurgical coal price ($US/tonne, fob Australia)	248	218	215	214
Copper price ($US/lb)	4.25	4.32	4.39	4.65	+/- 1 cent change in the exchange rate equals
Annual electricity volumes set by treaty	3.1	2.7	2.7	2.7	+/- $1 million in natural gas royalties
(million mega-watt hours)
Mid-Columbia electricity price	60.97	69.38	71.25	66.97	+/- $10/bbl change in petroleum price
($US/mega-watt hour)					equals +/- $5 million in petroleum royalties

Exchange rate (US¢/C$, calendar year)	73.0	70.0	71.8	74.5	+/- 14% change in natural gas liquids
					(equivalent to +/- $10/bbl oil price) prices
Components of revenue					equals +/- $110 million in natural gas
Bonus bid cash sales	1	4	6	6	liquids royalties
Fees and rentals	36	36	36	34
Total bonus bids, fees and rentals	37	40	42	40	+/- 10% change in the average Mid-Columbia
Natural gas royalties after deductions and allowances	576	920	1,209	1,143	electricity price equals +/- $25 million
Petroleum royalties	63	47	47	46
Columbia River Treaty electricity sales	295	315	329	315	+/- US$20 change in the average
BC Energy Regulator fees and levies	76	77	78	80	metallurgical coal price
Coal, metals and other minerals revenue:					equals +/- $50 to $80 million
Coal tenures	8	8	8	8
Net coal mineral tax	152	186	135	97
Net metals and other minerals tax	66	109	98	119	In accordance with updated accounting
Revenue sharing payments to First Nations	84	118	96	78	standards, bonus bid revenue is recognized in
Other recoveries	-	7	7	7	full at the time an authorization for the sale of
Miscellaneous mining revenue	20	18	18	18	Crown land tenure is awarded.
Total coal, metals and other minerals revenue	330	446	362	327

Gross royalties prior to deductions and allowances
Gross natural gas revenue	182	443	702	485
Gross natural gas liquids royalties revenue	644	775	852	1,058

Royalty programs and infrastructure credits
Deep drilling	(76)	(74)	(33)	-
Road, pipeline, Clean Growth Infrastructure Royalty
and other infrastructure programs	(96)	(124)	(131)	(54)
Total	(172)	(198)	(164)	(54)
Implicit average natural gas royalty rate	30.8%	22.5%	19.1%	12.0%

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at February 5, 2025

Budget and Fiscal Plan - 2025/26 to 2027/28	| 139

Appendix

Table A5 Material Assumptions – Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Forests *	501	639	670	661
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $50 to
SPF 2x4 ($US/thousand board feet)	412	440	445	450	$100 million

Crown harvest volumes (million cubic metres)
Interior	23.3	23.1	23.6	22.2	+/- 10% change in Interior harvest volumes
Coast	7.7	6.9	6.4	6.8	equals +/- $40 to $45 million
Total	31.0	30.0	30.0	29.0
B.C. Timber Sales (included in above)	3.6	5.1	5.8	5.9	+/- 10% change in Coastal harvest volumes
					equals +/- $10 to $15 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	15.03	18.20	19.21	19.54	+/- 1 cent change in exchange rate
					equals +/- $10 to $15 million in stumpage
Components of revenue					revenue
Timber tenures (net of revenue sharing recoveries)	103	191	253	254
Revenue sharing payments to First Nations	184	122	71	71
B.C. Timber Sales	198	252	271	261	The above sensitivities relate
Logging tax	(30)	30	30	30	to stumpage revenue only.
Other CRF revenue	35	30	31	31
Other recoveries	11	14	14	14
* Reflects information as at February 5, 2025

Other natural resource	456	513	597	637
Components of revenue
Water rental and licences*	383	443	527	577	+/- 5% change in water power production
Recoveries	50	50	50	40	equals +/- $15 to $20 million
Angling and hunting permits and licences	10	10	10	10
Recoveries	13	10	10	10
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to
revenue sharing payments to First Nations					Revenue sharing from natural gas royalties,
	391	370	167	149	mineral tax, electricity sales under the Columbia
					River Treaty and forest stumpage revenues.
Other revenue	12,318	12,019	12,116	12,147
Components of revenue
Fees and licences
Motor vehicle licences and permits	649	654	666	677
International student health fees	100	80	80	80
Other Consolidated Revenue Fund	513	521	520	525
Summary consolidation eliminations	(14)	(14)	(15)	(14)
Ministry vote recoveries	285	202	221	127
Taxpayer-supported Crown corporations	227	236	242	243
Post-secondary education fees	2,874	2,733	2,763	2,827
Other healthcare-related fees	581	578	583	584
School Districts	266	282	298	315
Investment earnings
Consolidated Revenue Fund	505	290	270	260
Fiscal agency loans & sinking funds earnings	1,094	1,228	1,302	1,409
Summary consolidation eliminations	(127)	(71)	(71)	(72)
Taxpayer-supported Crown corporations	61	47	46	47
SUCH sector agencies	341	321	289	280
Sales of goods and services
SUCH sector agencies	1,148	1,184	1,247	1,312
BC Infrastructure Benefits Inc	240	280	224	44
Other taxpayer-supported Crown corporations	168	135	145	151
Miscellaneous	3,407	3,333	3,306	3,352

140 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A5 Material Assumptions – Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Health and social transfers	9,544	9,911	10,313	10,781
National Cash Transfers
Canada Health Transfer (CHT)	52,081	54,685	57,419	60,290
Annual growth	5.4%	5.0%	5.0%	5.0%
Canada Social Transfer (CST)	16,909	17,416	17,939	18,477
B.C.'s share of national population (July 1)	13.80%	13.75%	13.68%	13.69%	+/- 0.1 percentage point change in B.C.'s
					population share equals +/- $70 million
B.C. health and social transfers revenue
CHT	7,188	7,517	7,858	8,252
CST	2,334	2,394	2,455	2,529
Prior-year adjustments:
CHT	17
CST	5

Other federal contributions	4,645	5,366	4,576	3,795
Components of revenue
Disaster Financial Assistance Arrangements	552	967	773	411
B.C.'s share of the federal cannabis excise tax	110	110	110	110
Other Consolidated Revenue Fund	118	134	125	127
Vote Recoveries:
Labour Market Development Agreement	296	296	296	296
Labour Market and Skills Training Program	98	98	98	98
Working Together To Improve Healthcare	408	408	-	-
Aging With Dignity	158	235	240	158
Drugs For Rare Diseases	-	65	65	-
Child Care	1,036	1,132	1,107	992
Child Safety, Family Support, Children
in Care and with special needs	87	98	93	88
Public Transit	229	244	111	13
Local government services and transfers	197	198	172	91
Other recoveries	153	159	158	160
Taxpayer-supported Crown corporations	347	370	362	377
Post-secondary institutions	713	713	726	734
Other SUCH sector agencies	143	139	140	140

Service delivery agency direct revenue	10,028	9,898	9,948	9,991
School districts	733	752	756	772
Post-secondary institutions	5,362	5,251	5,338	5,474
Health authorities and hospital societies	1,560	1,503	1,484	1,486
BC Transportation Financing Authority	544	552	559	549
Other service delivery agencies	1,829	1,840	1,811	1,710

Budget and Fiscal Plan - 2025/26 to 2027/28	| 141

Appendix

Table A5 Material Assumptions – Revenue (continued)

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2024/25	2025/26	2026/27	2027/28	2025/26 Sensitivities
Commercial Crown corporation net income	4,495	4,011	3,958	4,004
BC Hydro	572	712	712	712	Sensitivities impacts shown below are before
					regulatory account transfers
Reservoir water inflows	86%	100%	100%	100%	+/-1% in hydro generation equals +/- $35 million
Customer demand (GWh)	56,812	57,001	59,034	58,798	+/-1% equals +/-$10 million
Electricity prices (Mid-C, $US/MWh)	54.44	65.23	69.03	69.22	+/-1% change in electricity/gas trade margin
					equals +/- $5 million
Purchases from Energy Purchase Agreements (GWh)	12,467	14,205	14,103	14,111	+/-1% equals +/-$5 million
Interest rates - variable debt	4.05%	2.68%	2.79%	2.79%	+/-100 basis points = +/- $50 million

ICBC	1,400	800	700	700
Vehicle growth	1.5%	1.5%	1.7%	1.7%	+/-1% equals +/-$64 million
Current claims cost percentage change	8.2%	13.6%	7.7%	3.5%	+/-1% equals +/-$50 million
Unpaid claims balance ($ billions)	9.8	9.1	8.8	8.6	+/-1% equals +/-$91 to $98 million
Investment return	8.2%	4.9%	5.8%	5.9%	+/-1% return equals +/-$180 to 181 million
Loss ratio	82.7%	82.3%	86.4%	86.7%

142 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A6 Natural Gas Price Forecasts

Private sector forecasts (calendar year)	Market Price			($C/GJ at Plant Inlet)
	2025	2026	2027	2025/26	2026/27	2027/28
GLJ Henry Hub US$/MMBtu (Jan 1, 2025)	3.19	3.85	4.16	2.68	3.81	3.99
Sproule Henry Hub US$/MMBtu (Dec 30, 2024)	3.25	3.50	3.50	2.60	3.24	3.15
McDaniel Henry Hub US$/MMBtu (Jan 1, 2025)	3.50	3.83	3.90	2.98	3.69	3.66
Deloitte Henry Hub US$/Mcf (Dec 30, 2024)	3.25	3.85	4.15	1.52	3.62	3.66
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 1, 2025)	2.05	3.00	3.50	0.96	1.71	2.18
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 30, 2024)	2.29	3.42	3.31	1.27	1.94	1.87
McDaniel AECO-C Spot C$/MMBtu (Jan 1, 2025)	2.75	3.57	3.64	1.64	2.13	2.20
Deloitte AECO-C Spot C$/Mcf (Dec 30, 2024)	2.30	3.30	3.65	1.16	1.84	2.08
GLJ Sumas Spot US$/MMBtu (Jan 1, 2025)	2.89	3.75	4.06	2.46	3.11	3.28
Sproule Sumas Spot CDN$/MMBtu (Dec 30, 2024)	4.19	5.36	5.28	2.53	3.17	3.14
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 1, 2025)	1.39	2.43	2.93	0.82	1.62	2.09
Sproule BC Station 2 CDN$/MMBtu (Dec 30, 2024)	2.19	3.32	3.20	1.31	1.98	1.91
McDaniel BC Avg Plant Gate C$MMBtu (Jan 1, 2025)	2.25	3.06	3.12	1.60	2.10	2.16
Deloitte BC Station 2 C$MMBtu (Dec 30, 2024)	2.00	3.00	3.35	1.33	2.02	2.26
GLJ Midwest Chicago US$/MMBtu (Jan 1, 2025)	3.70	3.70	4.01	2.51	3.23	3.40
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 30, 2024)	4.49	4.67	4.51	3.18	3.12	3.03
EIA Henry Hub US$/MMBtu (Dec 2024)	2.89
TD Economics Henry Hub FuturesUS$/MMBtu (Dec 2025)	3.15	3.50		2.38
Scotiabank Group Henry Hub US$/MMBtu (Dec 2026)	3.75	4.00		3.12
BMO Henry Hub US$/MMBtu (Dec 2027)	3.25
InSite Petroleum Consultants Ltd BC Spot C$/Mcf (Dec 2028)	3.25	3.75	3.80	2.05	2.30	3.82
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 3, 2025)				3.61	3.82	3.49
Average all minus high/low				2.01	2.61	2.72
Average one forecast per consultant minus high/low				1.73	2.03	1.93
Natural gas royalty price forecast				1.30	1.69	1.75

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd US EIA: US Energy Information Administration AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants McDanie;: McDaniell & Associates Consultants Ltd

Natural Gas Prices

Budget and Fiscal Plan - 2025/26 to 2027/28	| 143

Appendix

Table A7 Material Assumptions – Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28	2025/26 Sensitivities
Attorney General	877	900	903	903
New cases filed/processed	235,000	242,000	242,000	242,000	The number of criminal cases proceeded on by the
(# for all courts)					provincial and federal Crown (including appeals to
					higher courts in BC), the number of civil and family
					litigation cases, the number of violation tickets
					disputed, and the number of municipal bylaw tickets
					disputed which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25	25	25	CPA forecast is subject to significant volatility due to
					the unpredictable nature of timing and value of court
					settlements, judgments and pending litigation
					accruals.
Children and Family Development	2,121	2,443	2,472	2,472
Average children-in-care	4,832	4,826	4,816	4,765	The average number of children-in-care is
caseload (#)					decreasing as a result of ministry efforts to keep
Average annual residential	167,157	210,790	221,302	227,079	children in family settings where safe and feasible.
cost per child in care ($)					The average cost per child in care is projected to
					increase based on the higher cost of contracted
					residential services and SHSS contracted services,
					and an increasing acuity of need for children in care.
					A 1% increase in the cost per case or a 1% increase
					in the average caseload will affect expenditures by
					$4.1 million (excluding Indigenous CFS Agencies).

Education and Child Care	9,588	9,828	9,855	9,855
Public School Enrolment (# of FTEs)	605,027	601,510	596,394	590,078	Updated forecast enrolment figures for Q3 are
School age (K–12)	580,253	577,577	572,533	566,304	based on submissions from school districts of their
Continuing Education	809	772	772	772	actual enrolment as at September 30, 2024 for the
Distributed Learning (online)	14,709	14,002	13,931	13,843	2024/25 school year and projected enrolment for
Summer	7,036	7,036	7,036	7,036	February and May 2025. Projections are based on
Adults	2,220	2,122	2,122	2,122	the Ministry of Education and Child Care's
					enrolment forecasting model.

Emergency Management and
Climate Readiness	467	125	125	125
Emergency and Disaster Management Act	388	36	36	36	Emergency disaster relief is unpredictable.There are
					a number of factors that could impact the timing of
					delivering recovery projects resulting from the Major
					Events.

Forests	1,390	891	909	888
BC Timber Sales	204	240	258	237	Targets can be impacted by changes to actual
					inventory costs incurred. There is a lag of
					approximately 1.5 years between when inventory
					costs are incurred and when they are expensed.
					Volume harvested can also impact targets. For
					example, if volume harvested is less than projected
					in any year, then capitalized expenses will also be
					reduced in that year.

Fire Management	778	238	238	238	Costs are driven by length of season and severity of
					weather conditions, severity of fires, proportion of
					interface fires and size of fires. Costs have ranged
					from a low of $47 million in 2006 to a high of $1,094
					million in 2023/24 (Fire season 2023).

Health	32,885	35,144	35,906	36,877
Pharmacare	1,493	1,788	1,788	1,788	A 1% change in PharmaCare utilization or prices
					affects costs by approximately $14 million.

Medical Services Plan (MSP)	8,259	8,128	8,271	8,400	A 1% increase in volume of services provided by fee-
					for-service physicians expenditures is approximately
					$40 million.

Regional Services	24,546	24,782	25,401	26,243	A 1% increase in volume of services provided by
					Health Authorities is estimated to be $182 million.

144 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28	2025/26 Sensitivities
Post-Secondary Education and Future Skills	3,404	3,516	3,516	3,516	Student enrolments may fluctuate due to a number
Student spaces in public institutions	203,543	209,588	209,571	209,592	of factors including economic changes and labour
					market needs.

Public Safety and Solicitor General	1,083	1,137	1,139	1,139	Policing, Victim Services and Corrections costs are
Policing, Victim Services and Corrections	947	996	997	997	sensitive to the volume and severity of criminal
					activity, the number of inmate beds occupied and
					the number of offenders under community
					supervision.

Social Development and Poverty Reduction	5,176	5,747	5,921	6,103	The expected to work caseload is sensitive to
Temporary Assistance	67,607	69,500	74,900	81,200	fluctuations in economic and employment trends.
annual average caseload (#)					Costs are driven by changes to cost per case and
					caseload. Cost per case fluctuations result from
					changes in the needed supports required by clients,
					as well as caseload composition.

Disability Assistance	125,720	130,500	133,400	136,000	The caseload for persons with disabilities is
annual average caseload (#)					sensitive to the aging of the population and longer
					life expectancy for individuals with disabilities. Cost
					per case fluctuations are driven primarily by
					earnings exemptions which is dependent on the
					level of income earned by clients.

Adult Community Living:
Developmental Disability Programs					The adult community living caseload is sensitive to
Average caseload (#)	25,130	25,620	26,580	27,560	an aging population and to the level of service
Average cost per client ($)	61,300	65,000	62,700	60,600	required. Cost per case fluctuations are driven by
Personal Supports Initiative (PSI)					the proportion of clients receiving certain types of
Average caseload (#)	3,510	3,670	4,000	4,340	services at differing costs. For example, residential
Average cost per client ($)	17,800	17,400	16,000	14,800	care services are significantly more costly than day
					programs.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 145

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28	2025/26 Sensitivities
Tax Transfers	3,069	3,408	3,498	3,764
Individuals	1,891.0	2,037.0	1,977.0	1,979.0
Climate Action Tax Credit	995.0	1,025.0	1,025.0	1,025.0	These tax transfers are now expensed as required
BC Family Benefit	516.4	520.0	520.0	520.0	under generally accepted accounting principles.
BC Family Benefit Bonus (temporary increase)*	186.0	62.0	-	-
Renter’s Tax Credit	90.4	206.0	207.8	210.0
Sales Tax	35.0	45.0	45.0	45.0
Small Business Venture Capital	11.1	45.0	45.0	45.0
BC Senior’s Home Renovation	2.2	3.0	3.0	3.0	Changes in 2024 tax transfers will result in one-time
Other tax transfers to individuals	54.9	131.0	131.2	131.0	effect (prior-year adjustment) and could result in an

Corporations	1,178.0	1,371.0	1,521.0	1,785.0	additional base change in 2025/26. Production
Film and Television	138.1	162.5	177.5	200.5	services tax credit is the most volatile of all tax
Production Services	813.5	861.8	982.0	1,189.3	transfers and is influenced by several factors
Scientific Research & Experimental					including delay in filing returns and assessment of
Development	118.1	121.3	126.3	131.3	claims, length of projects and changes in the
Interactive Digital Media	126.1	141.3	151.3	180.3	exchange rates.
Mining Exploration	47.7	60.0	60.0	60.0
Other tax transfers to corporations	(65.5)	24.1	23.9	23.6

Prior-year adjustment (included above)**
Individuals	(218.9)
Corporations	(99.5)

2023 Tax-year	2023 Assumptions
Tax Transfers	2,535.9
Individuals	1,344.1
Corporations	1,191.8
Film and Television	148.1
Production Services	800.0
Scientific Research & Experimental Development	111.9
Interactive Digital Media	131.1
Other tax transfers to corporations	0.7

*BC Family Benefit Bonus is a temporary increase to the BC Family Benefit for the 2024/25 and 2025/26 benefit year.

**2024/25 tax transfer forecast incorporates adjustments relating to prior years.

Management of Public Funds and Debt	2,346	2,762	3,351	4,148
Interest rates for new provincial borrowing:					A 1% change in interest rates equals $135 million
Short-term	3.92%	2.50%	2.44%	2.73%	change in interest expense in 2025/26;
Long-term	4.40%	4.29%	4.37%	4.49%	$100 million increase in debt level results in $3.8
CDN/US exchange rate (cents)	139.2	141.9	137.6	133.6	million change in interest expense.

Service delivery agency net spending	10,515	10,499	10,868	11,109
School districts	696	706	716	732
Post-secondary institutions	5,145	5,286	5,332	5,463	Agency expenses, net of Provincial funding. These
Health authorities and hospital societies	1,569	1,444	1,430	1,441	are mainly funded through revenue from other
BC Transportation Financing Authority	1,857	2,123	2,528	2,765	sources.
BC Infrastructure Benefits	241	280	224	44
Other service delivery agencies	1,007	660	638	664

146 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A8 Operating Statement – 2018/19 to 2027/28

($ millions)	Actual 2018/19	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28	Average annual change
											(per cent)
Revenue	56,950	58,493	62,047	72,391	81,790	79,623	82,868	84,003	85,715	88,165	5.0
Expense	(55,634)	(59,024)	(67,662)	(71,129)	(80,834)	(84,658)	(92,003)	(94,915)	(95,918)	(98,028)	6.5
Surplus (deficit)	1,316	(531)	(5,615)	1,262	956	(5,035)	(9,135)	(10,912)	(10,203)	(9,863)
Per cent of nominal GDP: [1]
Surplus (deficit)	0.4	-0.2	-1.8	0.4	0.2	-1.2	-2.1	-2.5	-2.2	-2.0
Per cent of revenue:
Surplus (deficit)	2.3	-0.9	-9.0	1.7	1.2	-6.3	-11.0	-13.0	-11.9	-11.2
Per capita ($): [2]
Surplus (deficit)	262	(104)	(1,085)	241	178	(910)	(1,603)	(1,911)	(1,792)	(1,720)

[1]	Surplus (deficit) as a per cent of nominal GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amounts divided by nominal GDP for the 2025 calendar year).
[2]	Per capita revenue and expense is calculated using July 1 population (e.g. 2025/26 amounts divided by population on July 1, 2025).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 147

Appendix

Table A9 Revenue by Source – 2018/19 to 2027/28

($ millions)	Actual 2018/19	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Updated Forecast 2024/25	Budget Estimate 2025/26	Plan 2026/27	Plan 2027/28	Average annual change
											(per cent)
Taxation revenue:
Personal income	11,364	10,657	11,118	13,704	17,268	16,443	17,027	17,751	18,623	19,545	6.2
Corporate income	5,180	5,011	4,805	5,053	9,156	6,085	8,262	6,209	5,682	6,376	2.3
Employer health	464	1,897	2,156	2,443	2,720	2,886	3,130	3,147	3,280	3,392	n/a
Sales	7,369	7,374	7,694	8,731	9,818	10,330	10,412	10,961	11,394	11,778	5.3
Fuel	1,015	1,008	936	1,022	1,021	982	963	950	930	898	-1.4
Carbon	1,465	1,682	1,683	2,011	2,161	2,642	2,558	3,046	3,481	3,799	11.2
Tobacco	781	729	711	708	531	477	450	450	450	450	-5.9
Property	2,617	2,608	2,313	3,012	3,253	3,605	3,839	4,025	4,267	4,506	6.2
Property transfer	1,826	1,609	2,098	3,327	2,293	1,993	2,020	2,247	2,388	2,512	3.6
Insurance premium and other tax	633	691	652	706	804	853	871	913	923	933	4.4
	32,714	33,266	34,166	40,717	49,025	46,296	49,532	49,699	51,418	54,189	5.8
Natural resource revenue:
Natural gas royalties	199	118	196	920	2,255	823	576	920	1,209	1,143	21.4
Bonus bids, rents on drilling rights and leases	106	60	45	45	41	42	37	40	42	40	-10.3
Columbia River Treaty	202	119	117	231	437	448	295	315	329	315	5.1
Other energy and minerals	557	386	191	795	979	637	469	570	487	453	-2.3
Forests	1,406	988	1,304	1,893	1,887	657	501	639	670	661	-8.0
Other resources	465	432	433	499	518	536	456	513	597	637	3.6
	2,935	2,103	2,286	4,383	6,117	3,143	2,334	2,997	3,334	3,249	1.1
Other revenue:
Medical Services Plan premiums	1,360	1,063	(4)	1	(1)	(1)	-	-	-	-	n/a
Post-secondary education fees	2,275	2,451	2,418	2,536	2,651	2,840	2,874	2,733	2,763	2,827	2.4
Other health-care related fees	441	475	372	417	519	591	581	578	583	584	3.2
Motor vehicle licences and permits	563	576	581	622	621	630	649	654	666	677	2.1
Other fees and licences	949	1,004	970	1,025	1,146	1,217	1,377	1,307	1,346	1,276	3.3
Investment earnings	1,243	1,263	1,264	1,306	1,314	1,708	1,874	1,815	1,836	1,924	5.0
Sales of goods and services	1,164	1,162	741	1,059	1,396	1,548	1,556	1,599	1,616	1,507	2.9
Miscellaneous	2,249	2,676	2,395	2,851	3,049	3,440	3,407	3,333	3,306	3,352	4.5
	10,244	10,670	8,737	9,817	10,695	11,973	12,318	12,019	12,116	12,147	1.9
Contributions from the federal government:
Canada Health Transfer	5,182	5,523	5,701	6,431	6,432	7,117	7,205	7,517	7,858	8,252	5.3
Canada Social Transfer	1,908	1,971	2,042	2,110	2,174	2,273	2,339	2,394	2,455	2,529	3.2
Other cost shared agreements	1,962	2,041	5,151	3,439	3,921	4,344	4,645	5,366	4,576	3,795	7.6
	9,052	9,535	12,894	11,980	12,527	13,734	14,189	15,277	14,889	14,576	5.4
Commercial Crown corporation net income:
BC Hydro [1]	(428)	705	688	668	360	323	572	712	712	712	-205.8
Liquor Distribution Branch	1,104	1,107	1,161	1,189	1,199	1,148	1,076	1,027	1,022	1,025	-0.8
BC Lottery Corporation [2]	1,405	1,336	420	1,211	1,584	1,429	1,284	1,279	1,330	1,374	-0.2
ICBC	(1,153)	(376)	1,528	2,286	131	1,399	1,400	800	700	700	n/a
Other	127	147	167	140	152	178	163	193	194	193	4.8
Accounting adjustment [1]	950	-	-	-	-	-	-	-	-	-	n/a
	2,005	2,919	3,964	5,494	3,426	4,477	4,495	4,011	3,958	4,004	8.0
Total revenue	56,950	58,493	62,047	72,391	81,790	79,623	82,868	84,003	85,715	88,165	5.0

[1]	BC Hydro's loss for 2018/19 includes a write-off of a regulatory account. At the summary level, the Province recognized a $950 million adjustment in fiscal 2017/18 with respect to BC Hydro's deferred regulatory accounts.
[2]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.)

148 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A10 Revenue by Source Supplementary Information – 2018/19 to 2027/28 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Taxation and Medical Services Plan premiums	11.5	11.1	11.1	11.4	12.4	11.3	11.6	11.2	11.1	11.2	-0.3
Natural resources	1.0	0.7	0.7	1.2	1.5	0.8	0.5	0.7	0.7	0.7	-4.2
Other	3.4	3.5	2.8	2.8	2.7	2.9	2.9	2.7	2.6	2.5	-3.5
Other excluding Medical Services Plan premiums	3.0	3.1	2.8	2.8	2.7	2.9	2.9	2.7	2.6	2.5	-1.9
Contributions from the federal government	3.0	3.1	4.2	3.4	3.2	3.4	3.3	3.4	3.2	3.0	-0.1
Commercial Crown corporation net income	0.7	0.9	1.3	1.5	0.9	1.1	1.1	0.9	0.9	0.8	2.3
Total revenue	19.2	18.9	20.2	20.3	20.7	19.4	19.4	18.9	18.5	18.2	-0.6
Growth rates (per cent):
Taxation and Medical Services Plan premiums	11.4	0.7	-0.5	19.2	20.4	-5.6	7.0	0.3	3.5	5.4	n/a
Natural resources	12.2	-28.3	8.7	91.7	39.6	-48.6	-25.7	28.4	11.2	-2.5	n/a
Other	-6.0	4.2	-18.1	12.4	8.9	11.9	2.9	-2.4	0.8	0.3	n/a
Other excluding Medical Services Plan premiums	3.0	8.1	-9.0	12.3	9.0	11.9	2.9	-2.4	0.8	0.3	n/a
Contributions from the federal government	0.0	5.3	35.2	-7.1	4.6	9.6	3.3	7.7	-2.5	-2.1	n/a
Commercial Crown corporation net income	89.9	45.6	35.8	38.6	-37.6	30.7	0.4	-10.8	-1.3	1.2	n/a
Total revenue	9.6	2.7	6.1	16.7	13.0	-2.6	4.1	1.4	2.0	2.9	n/a
Per capita ($): [3]
Taxation and Medical Services Plan premiums	6,786	6,717	6,600	7,790	9,151	8,369	8,692	8,702	9,031	9,448	3.7
Natural resources	585	411	442	839	1,142	568	410	525	586	566	-0.4
Other	2,040	2,088	1,688	1,878	1,996	2,164	2,162	2,104	2,128	2,118	0.4
Other excluding Medical Services Plan premiums	1,769	1,880	1,689	1,878	1,996	2,165	2,162	2,104	2,128	2,118	2.0
Contributions from the federal government	1,803	1,866	2,491	2,292	2,338	2,483	2,490	2,675	2,615	2,541	3.9
Commercial Crown corporation net income	399	571	766	1,051	639	809	789	702	695	698	6.4
Total revenue	11,342	11,444	11,987	13,850	15,266	14,394	14,542	14,708	15,055	15,372	3.4

Real Per Capita Revenue (2024 $) [4]	13,710	13,517	14,051	15,794	16,284	14,775	14,542	14,396	14,437	14,458	0.6
Growth rate (per cent)	7.7	-1.4	4.0	12.4	3.1	-9.3	-1.6	-1.0	0.3	0.1	1.4

[1]	Numbers may not add due to rounding.
[2]	Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 revenue divided by nominal GDP for the 2025 calendar year).
[3]	Per capita revenue is calculated using July 1 population (e.g. 2025/26 revenue divided by population on July 1, 2025).
[4]	Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 revenue).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 149

Appendix

Table A11 Expense by Function – 2018/19 to 2027/28 1,2

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Function:
Health:
Medical Services Plan	4,861	5,013	5,145	5,776	6,006	7,071	7,836	8,355	8,501	8,630	6.6
Pharmacare	1,494	1,517	1,501	1,579	1,711	1,906	2,101	2,118	2,118	2,088	3.8
Regional services	15,004	16,054	18,290	19,574	21,715	25,261	26,344	27,460	27,623	28,358	7.3
Other healthcare expenses	800	872	677	662	890	625	1,064	1,114	1,096	1,096	3.6
Total health	22,159	23,456	25,613	27,591	30,322	34,863	37,345	39,047	39,338	40,172	6.8
Education:
Elementary and secondary	7,254	7,584	7,444	8,085	8,585	9,285	9,780	10,039	10,084	10,107	3.8
Post-secondary	6,398	6,846	6,872	7,357	7,517	8,403	9,099	9,345	9,496	9,673	4.7
Other education expenses	442	312	630	361	891	791	462	465	465	466	0.6
Total education	14,094	14,742	14,946	15,803	16,993	18,479	19,341	19,849	20,045	20,246	4.1
Social services:
Social assistance	2,202	2,342	3,141	2,910	3,157	3,009	3,673	3,741	3,912	4,090	7.1
Child welfare	1,652	1,940	2,226	2,254	3,168	3,941	4,298	4,549	4,480	4,361	11.4
Low income tax credit transfers	414	435	1,131	754	1,746	733	1,030	1,070	1,070	1,070	11.1
Community living and other services	1,075	1,170	1,291	1,350	1,581	1,601	1,786	1,976	1,975	1,995	7.1
Total social services	5,343	5,887	7,789	7,268	9,652	9,284	10,787	11,336	11,437	11,516	8.9
Protection of persons and property	2,004	2,126	2,258	2,937	3,483	3,101	2,941	2,672	2,686	2,690	3.3
Transportation	2,021	2,126	3,362	4,453	3,319	2,379	2,686	2,897	2,895	2,825	3.8
Natural resources & economic development	3,825	3,778	4,191	5,213	6,284	6,704	5,058	4,567	4,473	4,437	1.7
Other [3]	1,831	2,525	2,862	3,082	5,736	4,215	3,562	3,423	3,043	2,927	5.4
Contingencies	-	-	-	-	-	-	3,885	4,000	4,000	4,000	n/a
General government	1,673	1,657	3,919	2,040	2,326	2,341	2,025	2,064	2,052	2,061	2.3
Debt servicing	2,684	2,727	2,722	2,742	2,719	3,292	4,373	5,060	5,949	7,154	11.5
Total expense	55,634	59,024	67,662	71,129	80,834	84,658	92,003	94,915	95,918	98,028
Per cent of operating expense:
Health	39.8	39.7	37.9	38.8	37.5	41.2	40.6	41.1	41.0	41.0	0.3
Education	25.3	25.0	22.1	22.2	21.0	21.8	21.0	20.9	20.9	20.7	-2.2
Social services	9.6	10.0	11.5	10.2	11.9	11.0	11.7	11.9	11.9	11.7	2.3
Protection of persons and property	3.6	3.6	3.3	4.1	4.3	3.7	3.2	2.8	2.8	2.7	-3.0
Transportation	3.6	3.6	5.0	6.3	4.1	2.8	2.9	3.1	3.0	2.9	-2.5
Natural resources & economic development	6.9	6.4	6.2	7.3	7.8	7.9	5.5	4.8	4.7	4.5	-4.5
Other	3.3	4.3	4.2	4.3	7.1	5.0	3.9	3.6	3.2	3.0	-1.1
Contingencies	-	-	-	-	-	-	4.2	4.2	4.2	4.1	n/a
General government	3.0	2.8	5.8	2.9	2.9	2.8	2.2	2.2	2.1	2.1	-3.9
Debt servicing	4.8	4.6	4.0	3.9	3.4	3.9	4.8	5.3	6.2	7.3	4.7
Operating expense	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

[1]	Figures reflect government accounting policies used in the 2023/24 Public Accounts audited financial statements.
[2]	Numbers may not add due to rounding.
[3]	Other spending includes expenditure management savings targets of $300 million in 2025/26, $600 million in 2026/27 and $600 million in 2027/28.

150 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A12 Expense by Function Supplementary Information – 2018/19 to 2027/281

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Health	7.5	7.6	8.3	7.7	7.7	8.5	8.8	8.8	8.5	8.3	1.2
Education	4.7	4.8	4.9	4.4	4.3	4.5	4.5	4.5	4.3	4.2	-1.4
Social services	1.8	1.9	2.5	2.0	2.4	2.3	2.5	2.5	2.5	2.4	3.2
Protection of persons and property	0.7	0.7	0.7	0.8	0.9	0.8	0.7	0.6	0.6	0.6	-2.1
Transportation	0.7	0.7	1.1	1.2	0.8	0.6	0.6	0.7	0.6	0.6	-1.7
Natural resources & economic development	1.3	1.2	1.4	1.5	1.6	1.6	1.2	1.0	1.0	0.9	-3.7
Other	0.6	0.8	0.9	0.9	1.5	1.0	0.8	0.8	0.7	0.6	-0.2
Contingencies	-	-	-	-	-	-	0.9	0.9	0.9	0.8	n/a
General government	0.6	0.5	1.3	0.6	0.6	0.6	0.5	0.5	0.4	0.4	-3.1
Debt servicing	0.9	0.9	0.9	0.8	0.7	0.8	1.0	1.1	1.3	1.5	5.6
Operating expense	18.7	19.1	22.0	19.9	20.4	20.7	21.6	21.3	20.7	20.3	0.9
Growth rates (per cent):
Health	5.9	5.9	9.2	7.7	9.9	15.0	7.1	4.6	0.7	2.9	n/a
Education	7.6	4.6	1.4	5.7	7.5	8.7	4.7	2.6	1.0	2.0	n/a
Social services	12.8	10.2	32.3	-6.7	32.8	-3.8	16.2	5.1	0.9	1.6	n/a
Protection of persons and property	3.8	6.1	6.2	30.1	18.6	-11.0	-5.2	-9.1	0.5	0.7	n/a
Transportation	4.7	5.2	58.1	32.5	-25.5	-28.3	12.9	7.9	-0.1	-2.5	n/a
Natural resources & economic development	13.4	-1.2	10.9	24.4	20.5	6.7	-24.6	-9.7	-2.1	-2.8	n/a
Other	16.3	37.9	13.3	7.7	86.1	-26.5	-15.5	-3.9	-11.1	-14.5	n/a
Contingencies	-	-	-	-	-	-	-	3.0	-	-	n/a
General government	8.4	-1.0	136.5	-47.9	14.0	0.6	-13.5	1.9	-0.6	-0.1	n/a
Debt servicing	2.3	1.6	-0.2	0.7	-0.8	21.1	32.8	15.7	17.6	41.4	n/a
Operating expense	7.5	6.1	14.6	5.1	13.6	4.7	8.7	3.2	1.1	3.3	n/a
Per capita ($): [3]
Health	4,413	4,589	4,948	5,279	5,660	6,303	6,554	6,837	6,909	7,004	5.3
Education	2,807	2,884	2,888	3,024	3,172	3,341	3,394	3,475	3,521	3,530	2.6
Social services	1,064	1,152	1,505	1,391	1,802	1,678	1,893	1,985	2,009	2,008	7.3
Protection of persons and property	399	416	436	562	650	561	516	468	472	469	1.8
Transportation	403	416	650	852	620	430	471	507	508	493	2.3
Natural resources & economic development	762	739	810	997	1,173	1,212	888	800	786	774	0.2
Other	365	494	553	590	1,071	762	625	599	534	510	3.8
Contingencies	-	-	-	-	-	-	682	700	703	697	n/a
General government …	333	324	757	390	434	423	355	361	360	359	0.8
Debt servicing	535	534	526	525	508	595	767	886	1,045	1,247	9.9
Operating expense	11,081	11,548	13,073	13,610	15,090	15,305	16,145	16,618	16,847	17,091	4.9
Real Per Capita Operating Expense (2024 $) [4]	13,393	13,640	15,323	15,519	16,094	15,709	16,145	16,263	16,160	16,077	2.1
Growth rate (per cent)	5.6	1.8	12.3	1.3	3.7	-2.4	2.8	0.7	-0.6	-1.1	2.4

[1]	Numbers may not add due to rounding.
[2]	Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 expense divided by nominal GDP for the 2025 calendar year).
[3]	Per capita expense is calculated using July 1 population (e.g. 2025/26 expense divided by population on July 1, 2025).
[4]	Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 expense).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 151

Appendix

Table A13 Full-Time Equivalents (FTEs) – 2018/19 to 2027/28 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	30,891	31,774	32,672	33,400	33,696	37,008	38,900	38,900	38,900	38,900	2.6
Service delivery agencies [2]	5,258	5,985	6,042	6,767	7,746	8,666	9,195	9,486	9,129	7,936	4.7
Total FTEs	36,149	37,759	38,714	40,167	41,442	45,674	48,095	48,386	48,029	46,836	2.9
Growth rates (per cent):
Ministries and special offices (CRF)	5.5	2.9	2.8	2.2	0.9	9.8	5.1	-	-	-	n/a
Service delivery agencies	3.6	13.8	1.0	12.0	14.5	11.9	6.1	3.2	-3.8	-16.3	n/a
Population per FTE: [3]
Total FTEs	138.9	135.4	133.7	130.1	129.3	121.1	118.5	118.0	118.5	122.5	-1.4

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.
[2]	Service delivery agency FTE amounts do not include education and health sector organizations (SUCH sector) staff employment, per requirements of the Budget Transparency and Accountability Act.
[3]	Population per FTE is calculated using July 1 population (e.g. population on July 1, 2025 divided by 2025/26 FTEs).

152 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A14 Capital Spending – 2018/19 to 2027/28

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported:
Education
Schools districts	626	877	944	1,001	934	874	1,158	1,508	1,614	1,439	9.7
Post-secondary institutions	1,024	936	904	899	1,071	1,227	1,732	1,708	1,638	1,402	3.6
Health	904	1,009	1,162	1,555	1,915	2,998	3,666	5,009	5,293	5,209	21.5
BC Transportation Financing Authority	853	955	1,285	1,364	1,823	2,263	3,279	5,069	5,015	4,479	20.2
BC Transit	85	73	107	67	100	158	157	289	546	488	21.4
Government direct (ministries)	421	520	389	386	470	537	524	653	616	658	5.1
Social Housing	483	355	572	642	357	587	629	888	910	991	8.3
Other	56	47	65	88	85	128	203	250	122	69	2.3
Total taxpayer-supported	4,452	4,772	5,428	6,002	6,755	8,772	11,348	15,374	15,754	14,735	14.2
Self-supported:
BC Hydro	3,826	3,082	3,207	3,475	3,919	4,263	4,420	4,469	4,383	4,390	1.5
Columbia Basin power projects	2	994	7	9	10	8	16	18	19	12	22.0
BC Railway Company	33	6	1	2	6	4	4	5	5	5	-18.9
ICBC	66	62	100	54	41	64	56	199	86	55	-2.0
BC Lottery Corporation [1]	75	102	73	90	95	84	100	105	105	100	3.2
Liquor Distribution Branch	60	36	22	22	16	18	26	32	30	30	-7.4
Other [2]	44	104	65	78	78	143	-	-	-	-	n/a
Total self-supported	4,106	4,386	3,475	3,730	4,165	4,584	4,622	4,828	4,628	4,592	1.3
Total capital spending	8,558	9,158	8,903	9,732	10,920	13,356	15,970	20,202	20,382	19,327	9.5
Per cent of nominal GDP: [3]
Taxpayer-supported	1.5	1.5	1.8	1.7	1.7	2.1	2.7	3.5	3.4	3.0	8.2
Self-supported	1.4	1.4	1.1	1.0	1.1	1.1	1.1	1.1	1.0	0.9	-4.1
Total	2.9	3.0	2.9	2.7	2.8	3.3	3.7	4.5	4.4	4.0	3.7
Growth rates:
Taxpayer-supported	13.9	7.2	13.7	10.6	12.5	29.9	29.4	35.5	2.5	-6.5	n/a
Self-supported	50.5	6.8	-20.8	7.3	11.7	10.1	0.8	4.5	-4.1	-0.8	n/a
Total capital spending	28.9	7.0	-2.8	9.3	12.2	22.3	19.6	26.5	0.9	-5.2	n/a
Per capita: [4]
Taxpayer-supported	887	934	1,049	1,148	1,261	1,586	1,991	2,692	2,767	2,569	12.5
Self-supported	818	858	671	714	777	829	811	845	813	801	-0.2
Total capital spending	1,704	1,792	1,720	1,862	2,038	2,415	2,803	3,537	3,580	3,370	7.9
Real Per Capita Capital Spending (2024 $) [5]	2,060	2,116	2,016	2,123	2,174	2,478	2,803	3,461	3,434	3,170	4.9
Growth rate (per cent)	23.4	2.7	-4.7	5.3	2.4	14.0	13.1	23.5	-0.8	-7.7	n/a

[1]	Forecasted amounts exclude right-of-use assets.
[2]	Includes post-secondary institutions' self-supported subsidiaries (actuals only, no forecast provided).
[3]	Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amounts divided by nominal GDP for the 2025 calendar year).
[4]	Per capita capital spending is calculated using July 1 population (e.g. 2025/26 amounts divided by population on July 1, 2025).
[5]	Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 capital spending).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 153

Appendix

Table A15 Statement of Financial Position – 2018/19 to 2027/28 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Financial assets:
Cash and temporary investments	3,029	3,985	6,560	7,142	8,247	6,768	8,742	4,854	4,901	5,257	6.3
Other financial assets	12,646	12,413	15,413	17,109	19,074	22,057	21,917	25,325	27,196	27,166	8.9
Sinking funds	752	692	492	510	521	491	594	397	409	444	-5.7
Investments in commercial Crown corporations:
Retained earnings	5,738	6,523	9,632	12,426	12,926	14,677	16,649	18,194	19,644	21,084	15.6
Recoverable capital loans	22,547	24,768	26,301	27,218	28,037	30,572	33,790	36,297	38,691	40,710	6.8
	28,285	31,291	35,933	39,644	40,963	45,249	50,439	54,491	58,335	61,794	9.1
Total financial assets	44,712	48,381	58,398	64,405	68,805	74,565	81,692	85,067	90,841	94,661	8.7
Liabilities:
Accounts payable, accrued liabilities & others	12,137	13,100	14,733	18,509	25,400	23,798	21,545	23,209	24,284	23,835	7.8
Deferred revenue	9,620	9,895	11,557	12,796	14,494	15,053	15,862	17,531	18,928	19,603	8.2
Debt:
Taxpayer-supported debt	42,681	46,229	59,750	62,341	59,888	75,402	97,711	118,719	143,412	166,479	16.3
Self-supported debt	23,281	25,932	27,350	28,325	29,492	32,060	35,305	37,913	40,300	42,351	6.9
Total provincial debt	65,962	72,161	87,100	90,666	89,380	107,462	133,016	156,632	183,712	208,830	13.7
Add: debt offset by sinking funds	752	692	492	510	521	491	594	397	409	444	-5.7
Add: foreign exchange adjustments	-	-	-	-	472	494	915	1,267	320	(119)	n/a
Less: guarantees & non-guaranteed debt	(850)	(1,337)	(1,335)	(1,402)	(1,523)	(1,476)	(1,520)	(2,221)	(2,514)	(2,646)	13.4
Financial statement debt	65,864	71,516	86,257	89,774	88,850	106,971	133,005	156,075	181,927	206,509	13.5
Total liabilities	87,621	94,511	112,547	121,079	128,744	145,822	170,412	196,815	225,139	249,947	12.4
Net liabilities	(42,909)	(46,130)	(54,149)	(56,674)	(59,939)	(71,257)	(88,720)	(111,748)	(134,298)	(155,286)	15.4
Capital and other assets:
Tangible capital assets	47,909	50,104	52,861	56,142	59,818	65,583	73,789	85,827	98,091	109,134	9.6
Restricted assets	1,834	1,931	2,003	2,147	2,224	2,352	2,433	2,506	2,581	2,655	4.2
Other assets	952	1,100	1,582	1,791	1,347	1,701	1,742	1,747	1,755	1,763	7.1
Total capital and other assets	50,695	53,135	56,446	60,080	63,389	69,636	77,964	90,080	102,427	113,552	9.4
Accumulated surplus (deficit)	7,786	7,005	2,297	3,406	3,450	(1,621)	(10,756)	(21,668)	(31,871)	(41,734)
Per cent of Nominal GDP: [2]
Net liabilities	14.4	14.9	17.6	15.9	15.2	17.4	20.8	25.1	28.9	32.1	9.3
Capital and other assets	17.0	17.2	18.4	16.8	16.0	17.0	18.3	20.2	22.1	23.5	3.6
Growth rates:
Net liabilities	1.2	7.5	17.4	4.7	5.8	18.9	24.5	26.0	20.2	15.6	n/a
Capital and other assets	4.3	4.8	6.2	6.4	5.5	9.9	12.0	15.5	13.7	10.9	n/a
Per capita: [3]
Net liabilities	8,546	9,026	10,461	10,843	11,188	12,882	15,569	19,566	23,588	27,076	13.7
Capital and other assets	10,097	10,396	10,905	11,495	11,832	12,589	13,682	15,772	17,990	19,799	7.8

[1]	Figures have been restated to reflect government's current accounting policies.
[2]	Net liabilities as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 amount divided by GDP for the 2025 calendar year).
[3]	Per capita net liabilities is calculated using July 1 population (e.g. 2025/26 amount divided by population on July 1, 2025).

154 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A16 Changes in Financial Position – 2018/19 to 2027/28

							Updated	Budget
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	10-Year
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	Total
(Surplus) deficit for the year	(1,316)	531	5,615	(1,262)	(956)	5,035	9,135	10,912	10,203	9,863	47,760
Change in remeasurement (gains) losses	(266)	250	(907)	153	912	36	-	-	-	-	178
Change in accumulated (surplus) deficit	(1,582)	781	4,708	(1,109)	(44)	5,071	9,135	10,912	10,203	9,863	45,248
Capital and other asset changes:
Taxpayer-supported capital investments	4,452	4,772	5,428	6,002	6,755	8,772	11,348	15,374	15,754	14,735	93,392
Less: amortization and other accounting changes	(2,458)	(2,577)	(2,671)	(2,721)	(3,079)	(3,007)	(3,142)	(3,336)	(3,490)	(3,692)	(30,173)
Increase in net capital assets	1,994	2,195	2,757	3,281	3,676	5,765	8,206	12,038	12,264	11,043	63,219
Increase (decrease) in restricted assets	66	97	72	144	77	128	81	73	75	74	887
Increase (decrease) in other assets	20	148	482	209	(444)	354	41	5	8	8	831
Change in capital and other assets	2,080	2,440	3,311	3,634	3,309	6,247	8,328	12,116	12,347	11,125	64,937
Increase (decrease) in net liabilities	498	3,221	8,019	2,525	3,265	11,318	17,463	23,028	22,550	20,988	112,875
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(396)	785	3,109	2,794	500	1,751	1,972	1,545	1,450	1,440	14,950
Self-supported capital investments	4,106	4,386	3,475	3,730	4,165	4,584	4,622	4,828	4,628	4,592	43,116
Less: loan repayments and other accounting changes	(2,093)	(2,165)	(1,942)	(2,813)	(3,346)	(2,049)	(1,404)	(2,321)	(2,234)	(2,573)	(22,940)
Change in investment	1,617	3,006	4,642	3,711	1,319	4,286	5,190	4,052	3,844	3,459	35,126
Increase (decrease) in cash and temporary investments	(411)	956	2,575	582	1,105	(1,479)	1,974	(3,888)	47	356	1,817
Other working capital changes [1]	(1,211)	(1,531)	(495)	(3,301)	(6,613)	3,996	1,407	(122)	(589)	(221)	(8,680)
Change in investment and working capital	(5)	2,431	6,722	992	(4,189)	6,803	8,571	42	3,302	3,594	28,263
Increase (decrease) in financial statement debt	493	5,652	14,741	3,517	(924)	18,121	26,034	23,070	25,852	24,582	141,138
(Increase) decrease in sinking fund debt	596	60	200	(18)	(11)	30	(103)	197	(12)	(35)	904
(Increase) decrease in foreign exchange adjustments	-	-	-	-	(472)	(22)	(421)	(352)	947	439	119
Increase (decrease) in guarantees	(2)	57	113	9	(227)	(80)	17	600	300	100	887
Increase (decrease) in non-guaranteed debt	(44)	430	(115)	58	348	33	27	101	(7)	32	863
Increase (decrease) in total provincial debt	1,043	6,199	14,939	3,566	(1,286)	18,082	25,554	23,616	27,080	25,118	143,911
Represented by increase (decrease) in:
Taxpayer-supported debt	(926)	3,548	13,521	2,591	(2,453)	15,514	22,309	21,008	24,693	23,067	122,872
Self-supported debt	1,969	2,651	1,418	975	1,167	2,568	3,245	2,608	2,387	2,051	21,039
Total provincial debt	1,043	6,199	14,939	3,566	(1,286)	18,082	25,554	23,616	27,080	25,118	143,911

1 Includes changes in other financial assets, sinking funds, accounts payable, deferred revenue and other accrued liabilities.

Budget and Fiscal Plan - 2025/26 to 2027/28	| 155

Appendix

Table A17 Provincial Debt – 2018/19 to 2027/28

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Taxpayer-supported debt:
Provincial government
Operating	-	-	8,746	7,233	-	8,729	22,028	29,703	39,775	50,092	n/a
Capital [1]
K-12 education	8,885	9,757	10,529	11,342	10,893	11,643	12,619	13,740	15,062	16,268	7.0
Post-secondary institutions	4,607	4,917	5,426	5,732	5,502	5,979	6,730	7,468	8,296	9,118	7.9
Health facilities	6,173	6,705	7,484	8,223	8,286	10,109	12,764	15,958	20,116	24,277	16.4
Ministries general capital	2,363	3,133	3,702	4,087	4,549	5,084	5,531	6,079	6,587	7,142	13.1
Transportation	5,401	5,401	5,401	5,401	5,391	5,391	5,392	5,393	5,394	5,396	0.0
Social housing	619	805	1,062	1,424	1,648	2,024	2,496	3,046	3,757	4,598	25.0
Other	242	252	268	278	269	352	450	584	624	634	11.3
Total capital	28,290	30,970	33,872	36,487	36,538	40,582	45,982	52,268	59,836	67,433	10.1
Total provincial government	28,290	30,970	42,618	43,720	36,538	49,311	68,010	81,971	99,611	117,525	17.1

Taxpayer-supported entities:
BC Pavilion Corporation	138	135	132	129	126	123	120	117	113	109	-2.6
BC Transit	73	65	60	56	53	109	123	143	275	424	21.6
BC Transportation Financing Authority	11,293	12,193	13,321	14,615	18,946	21,286	24,670	29,775	35,389	41,084	15.4
Health Authorities and Hospital Societies	1,795	1,802	1,875	1,839	1,983	2,387	2,337	2,287	2,233	2,173	2.1
InBC Investment Corp	70	45	37	19	21	60	129	214	310	395	21.2
Post-secondary institutions	763	753	882	922	910	897	963	984	1,023	1,017	3.2
School districts	19	18	24	25	21	19	14	9	5	1	-27.9
Social housing	225	222	770	974	1,241	1,182	1,316	2,584	3,520	2,738	32.0
Other [2]	15	26	31	42	49	28	29	635	933	1,013	59.7
Total taxpayer-supported entities	14,391	15,259	17,132	18,621	23,350	26,091	29,701	36,748	43,801	48,954	14.6
Total taxpayer-supported debt	42,681	46,229	59,750	62,341	59,888	75,402	97,711	118,719	143,412	166,479	16.3

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	22,064	23,238	24,650	25,611	26,707	29,351	32,467	34,955	37,342	39,402	6.7
BC Liquor Distribution Branch	-	210	233	230	242	233	210	214	228	269	n/a
BC Lottery Corporation	100	233	228	195	201	169	191	208	215	190	7.4
Columbia Basin power projects	418	1,387	1,349	1,319	1,298	1,265	1,237	1,205	1,181	1,161	12.0
Columbia Power Corporation	282	276	271	266	270	266	258	249	239	229	-2.3
Post-secondary institution subsidiaries	387	504	520	615	685	682	842	842	842	842	9.0
Other	30	84	99	89	89	94	100	240	253	258	27.0
Total self-supported debt	23,281	25,932	27,350	28,325	29,492	32,060	35,305	37,913	40,300	42,351	6.9
Total provincial debt	65,962	72,161	87,100	90,666	89,380	107,462	133,016	156,632	183,712	208,830	13.7

[1]	Includes debt incurred by the government to fund the building and construction of capital assets in the education, health, social housing and other sectors.
[2]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

156 |	Budget and Fiscal Plan - 2025/26 to 2027/28

Appendix

Table A18 Provincial Debt Supplementary Information – 2018/19 to 2027/28 1

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
($ millions)	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	-	-	2.8	2.0	-	2.1	5.2	6.7	8.6	10.4	n/a
Provincial government capital	9.5	10.0	11.0	10.2	9.2	9.9	10.8	11.7	12.9	13.9	4.3
Total provincial government	9.5	10.0	13.9	12.2	9.2	12.0	15.9	18.4	21.4	24.3	11.0
Taxpayer-supported entities	4.8	4.9	5.6	5.2	5.9	6.4	7.0	8.3	9.4	10.1	8.5
Total taxpayer-supported debt	14.4	15.0	19.4	17.5	15.1	18.4	22.9	26.7	30.9	34.4	10.2
Self-supported debt:
Commercial Crown corporations & agencies	7.8	8.4	8.9	7.9	7.5	7.8	8.3	8.5	8.7	8.8	1.2
Total provincial debt	22.2	23.4	28.3	25.4	22.6	26.2	31.2	35.2	39.6	43.2	7.7
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	-100.0	-	-	-17.3	-100.0	-	152.4	34.8	33.9	25.9	n/a
Provincial government capital	-2.0	9.5	9.4	7.7	0.1	11.1	13.3	13.7	14.5	12.7	n/a
Taxpayer-supported entities	6.0	6.0	12.3	8.7	25.4	11.7	13.8	23.7	19.2	11.8	n/a
Total taxpayer-supported debt	-2.1	8.3	29.2	4.3	-3.9	25.9	29.6	21.5	20.8	16.1	n/a
Self-supported debt:
Commercial Crown corporations & agencies	9.2	11.4	5.5	3.6	4.1	8.7	10.1	7.4	6.3	5.1	n/a
Total provincial debt	1.6	9.4	20.7	4.1	-1.4	20.2	23.8	45.8	38.1	33.3	n/a
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	-	-	1,690	1,384	-	1,578	3,866	5,201	6,986	8,734	n/a
Provincial government capital	5,634	6,059	6,544	6,981	6,820	7,336	8,069	9,152	10,510	11,758	8.5
Taxpayer-supported entities	2,866	2,986	3,310	3,563	4,358	4,717	5,212	6,434	7,693	8,536	12.9
Total taxpayer-supported debt	8,501	9,045	11,543	11,927	11,178	13,631	17,147	20,787	25,189	29,027	14.6
Self-supported debt:
Commercial Crown corporations & agencies	4,637	5,074	5,284	5,419	5,505	5,796	6,196	6,638	7,078	7,384	5.3
Total provincial debt	13,137	14,119	16,827	17,347	16,683	19,427	23,343	27,425	32,267	36,411	12.0
Real Per Capita Provincial Debt (2024 $) [4]	15,879	16,676	19,725	19,781	17,795	19,941	23,343	26,837	30,951	34,249	8.9
Growth rate (per cent)	-2.8	5.0	18.3	0.3	-10.0	12.1	17.1	15.0	15.3	10.7	n/a

[1]	Numbers may not add due to rounding.
[2]	Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2025/26 debt divided by nominal GDP for the 2025 calendar year).
[3]	Per capita debt is calculated using July 1 population (e.g. 2025/26 debt divided by population on July 1, 2025).
[4]	Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2025 CPI for 2025/26 debt).

Budget and Fiscal Plan - 2025/26 to 2027/28	| 157

Appendix

Table A19 Key Provincial Debt Indicators – 2018/19 to 2027/28

							Updated	Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan	annual
	2018/19	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	change
											(per cent)
Debt to revenue (per cent)
Total provincial	89.7	95.9	115.2	104.4	90.7	113.4	133.5	154.4	176.5	194.6	9.0
Taxpayer-supported	75.3	80.6	101.4	90.9	74.3	97.9	122.8	146.6	173.4	195.7	11.2
Debt per capita ($) [1]
Total provincial	13,137	14,119	16,827	17,347	16,683	19,427	23,343	27,425	32,267	36,411	12.0
Taxpayer-supported	8,501	9,045	11,543	11,927	11,178	13,631	17,147	20,787	25,189	29,027	14.6
Debt to nominal GDP (per cent) [2]
Total provincial	22.2	23.4	28.3	25.4	22.6	26.2	31.2	35.2	39.6	43.2	7.7
Taxpayer-supported	14.4	15.0	19.4	17.5	15.1	18.4	22.9	26.7	30.9	34.4	10.2
Interest bite (cents per dollar of revenue) [3]
Total provincial	3.8	3.8	3.7	3.3	3.2	3.7	4.9	5.2	5.9	6.9	6.8
Taxpayer-supported	3.2	3.1	3.1	2.8	2.5	3.2	4.3	4.9	5.8	6.9	9.1
Interest costs ($ millions)
Total provincial	2,786	2,872	2,817	2,848	3,116	3,518	4,857	5,248	6,177	7,376	11.4
Taxpayer-supported	1,793	1,807	1,832	1,896	2,032	2,446	3,382	3,954	4,798	5,900	14.1
Interest rate (per cent) [4]
Taxpayer-supported	4.2	4.1	3.5	3.1	3.3	3.6	3.9	3.7	3.7	3.8	-1.0
Background Information:
Revenue ($ millions)
Total provincial [5]	73,556	75,283	75,583	86,832	98,583	94,769	99,641	101,455	104,093	107,340	4.3
Taxpayer-supported [6]	56,703	57,386	58,925	68,587	80,575	77,043	79,564	80,996	82,728	85,078	4.6
Debt ($ millions)
Total provincial	65,962	72,161	87,100	90,666	89,380	107,462	133,016	156,632	183,712	208,830	13.7
Taxpayer-supported [7]	42,681	46,229	59,750	62,341	59,888	75,402	97,711	118,719	143,412	166,479	16.3
Provincial nominal GDP ($ millions) [8]	297,392	308,993	307,412	357,002	395,629	409,881	426,791	445,349	464,431	483,884	5.6
Population (thousands at July 1) [9]	5,021	5,111	5,176	5,227	5,357	5,532	5,698	5,711	5,693	5,735	1.5

[1]	The ratio of debt to population (e.g. 2025/26 debt divided by population at July 1, 2025).
[2]	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2025/26 debt divided by 2025 nominal GDP).
[3]	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.
[4]	Weighted average of all outstanding debt issues.
[5]	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.
[6]	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.
[7]	Excludes debt of commercial Crown corporations and agencies and funds held under the province's warehouse borrowing program.
[8]	Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2025 is used for the fiscal year ended March 31, 2026).
[9]	Population at July 1st within the fiscal year (e.g. population at July 1, 2025 is used for the fiscal year ended March 31, 2026).

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